United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	158

2

Press Release

Vale Day in London

Rio de Janeiro, November 26, 2015 — Vale S.A (Vale) will host a meeting with capital market participants on Friday, December 4th, 2015 at The May Fair Hotel, London, United Kingdom. The event will be transmitted live via video webcast through our website www.vale.com, starting at 12:15 pm BST, 10:15 am Rio de Janeiro time and 07:15 am United States EST.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

3

PUBLICLY LISTED COMPANY CNPJ 33.592.510/0001-54 ORDINARY SHAREHOLDERS’ MEETING CALL NOTICE Shareholders of Vale S.A. (“Vale”) are hereby invited to convene for the Ordinary General Shareholders’ Meeting to be held on April 20, 2017, at 11am at Avenida das Américas, 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in the city of Rio de Janeiro/RJ, Brazil, for the purpose of discussing and deciding upon the matters set forth in the Agenda below: 1. Ordinary Shareholders’ Meeting 1.1 Appreciation of management report and analysis, discussion and vote of the financial statements for the fiscal year ended on December 31, 2016; Proposal for the destination of profits of the fiscal year of 2016; Appointment of the members of the Board of Directors; Appointment of the members of the Fiscal Council; and Establishment of the remuneration of the management and members of the Fiscal Council for 2017. 1.2 1.3 1.4 1.5 Pursuant to the terms of CVM Instruction # 165/91, as amended by the CVM Instruction # 282/98, the minimum percentage of participation in the Vale's voting capital required to request multiple voting is 5% (five percent). All documents regarding the agenda of the Meeting are available to the shareholders at the main offices of Vale, on the Company’s web site (www.vale.com) and on the web sites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), the BM&FBovespa S.A. – São Paulo Stock Exchange (www.bmfbovespa.com.br), and the Securities and Exchange Commission (www.sec.gov).

Shareholder participation in the Meeting can be in person or through a duly constituted attorney, observing the terms of §1 of Art. 126 of Law # 6,404/76. It is also necessary that the attorney have been nominated less than 1 (one) year previously, and is qualify as a shareholder, a Vale’s manager, a lawyer registered with the Brazilian Bar Association, or be a financial institution. Vale’s shareholders that may attend to the Meeting shall be in the possession of proof of ownership of shares issued by Vale, duly issued by the depositary financial institution or custodial agent up to 4 (four) working days before the date of the Meeting, as well as with: (a) in the case of individual person, a valid identity document with photo of the shareholder or, if applicable, of its attorney and respective proxy document; (b) in the case of corporate entity, a valid identity document with photo of the legal representative, evidentiary documents of representation, including power of attorney and copy of its incorporation documents and of the minutes of the election of its managers, and, (c) in the case of investment fund, a valid identity document with photo of the legal representative and evidentiary documents of representation, including power of attorney and copy of the fund rules in force, copy of the bylaws or articles of association of its administrator or manager, as the case may be, and copy of the minutes of election of the managers. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, notarized and consularized. The regularity of the representation documents will be checked before the beginning of the Meeting. For the purposes of expediting the process of conducting the Meeting, those shareholders represented through a power of attorney (proxy) are requested to kindly send the representative documents mentioned above at least seventy-two hours (72) prior to the Meeting. Rio de Janeiro, March 17, 2017. Gueitiro Matsuo Genso Chairman of the Board of Directors

Manual for Participation in the Vale S.A. Annual Shareholders’ Meeting April 20, 2017

2 Index I. Notice of Meeting 04 II. Procedures for Participation in the Meeting 05 2.1. Participation in Person 05 2.2. Representation by Proxy 06 2.3. Holders of American Depositary Shares (“ADSs”) 07 2.4. Participation by Absentee Ballot 08 2.4.1. Through instructions for completion transmitted to the Company’s depository 09 2.4.2. Through instructions for completion transmitted to their respective custodians 10 2.4.3. Through Company sending the Ballot directly to the 10 III. The Vote 13 3.1. Voting Rights 13 IV. Matters on the Agenda 14 4.1. Evaluation of management’s report and analysis, 14 discussion, and vote on the financial statements for the fiscal year ended December 31, 2016 4.2. Proposal for the allocation of income or loss for the 2016 fiscal year 14

3 4.3. Election of the members of the Board of Directors 15 4.3.1. Nominations by the controlling shareholder, Valepar S.A. 15 4.3.2. Nominations by Vale’s Employees 31 4.4. Election of members of the Fiscal Council 34 4.5. Setting the compensation of members of the Board of Directors and of the Fiscal Council for fiscal year 2017 39 V. Additional Information 40 VI. Proxy Vote Template 41 EXHIBITS – Documents Attached to the Manual Exhibit I – Absentee Ballot; Exhibit II – Directors’ comments on Vale’s financial situation, pursuant to item 10 of Vale’s Reference Form, under the provisions set forth in Article 9, item III, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”) Instruction 481/2009 as amended (“CVM Instruction 481/2009”); Exhibit III - Proposal of the Executive Board for the allocation of income or loss from the fiscal year ended December 31, 2016 and its respective exhibit, under Art. 9, II of CVM Instruction 481/2009 (Exhibit 9-1-II); and Exhibit IV – Proposal for compensation of the directors and information related to item 13 of the Reference Form, as set forth in Art. 12, item II of CVM Instruction 481/2009.

4 I. Notice of Meeting The Shareholders of Vale S.A. (“Vale” or “Company”) are hereby called to the Annual Shareholders’ Meeting which will be held on April 20, 2017, at 11:00 AM, at the address Avenida das Américas no. 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in the city of Rio de Janeiro, in order to vote on the following Agenda: (i) Evaluation of management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2016; (ii) Proposal for the allocation of income or loss for the year 2016; (iii) Election of the members of the Board of Directors; (iv) Election of the members of the Fiscal Council; and (v) Setting the compensation of the members of the Board of Directors and of the Fiscal Council for fiscal year 2017.

5 II. Procedures for Participation in the Meeting The shareholders’ participation in the Annual Shareholders’ Meeting (“Meeting”) is of utmost importance. For the Meeting to be held, the presence of at least ¼ (one quarter) of the Company’s capital stock with voting rights is necessary. If this quorum is not met, the Company will publish a new Notice of Meeting announcing the new date for the Meeting to be held at second call, which can be held with the presence of any number of shareholders. Vale’s shareholders may attend the Shareholders’ Meeting in person, by a duly constituted proxy, or by sending an absentee ballot, pursuant to CVM Instruction 481/2009. 2.1. Participation in Person The following documents are required for shareholders to participate in person in the Meeting: Individual valid identity document with photo (original or certified copy) of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). proof of ownership of shares issued by Vale issued by the depositary financial institution or custodian up to four (4) business days before the date of the Meeting. Legal Entity valid identity document with photo of the legal representative (original or certified copy). The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association

6 We remind you that the regularity of the documents will be checked before the beginning of the Meeting. For this reason, the shareholders are requested to kindly arrive in advance of the aforementioned Meeting so that the documents necessary for their participation can be duly checked in a timely manner for their participation. 2.2. Participation by Proxy Shareholder participation in the Meeting can be in person or through a duly constituted proxy, observing the terms of Art. 126, §1 of Law no. 6,404 of December 15, 1976, as amended (“Law 6,404/76”). The proxy must have been nominated less than one (1) year previously, and be a shareholder, a Vale manager, a lawyer registered with the Brazilian Bar Association (Ordem de Advogados do Brasil – OAB), or be a financial institution, and the members of investment funds must be represented by their fund management company. PursuanttotheprovisionssetforthinCircular-Letter/CVM/SEP/no.01/2017, shareholders that are legal entities may be represented in the shareholders’ meeting by their legal representatives or by a duly constituted proxy in accordance with the card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). documents proving representation, including the proxy appointment and copy of the incorporation documents and of the minutes of the election of the directors, and, in the case of investment fund, copy of fund bylaws in force, of the incorporation documents of its director or manager, as the case may be, and of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, notarized and consularized. proof of ownership of shares issued by Vale issued by the depositary financial institution or custodian up to four (4) business days before the date of the Meeting.

7 provisions of their respective incorporation documents and the Brazilian Civil Code. In this specific case, it is not required that the proxy of the legal entity shareholder be qualified as a shareholder, a Vale manager or a lawyer. Accordingly, investment fund shareholders, pursuant to the decision of the CVM Board under CVM Administrative Proceeding no. RJ-2014-3578, may be represented in the shareholders’ meeting through legal representatives or through proxies duly constituted by their manager or director, in accordance with their bylaws. Any proxy written in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the proxy instrument, all duly translated into Portuguese, notarized and consularized. In item VI of this Manual, there is a proxy template for the shareholders’ reference. Shareholders may also use proxies other than that suggested in this Manual, as long as they are in accordance with the provisions of Law 6,404/76 and the Brazilian Civil Code. To expedite the process of conducting the Meeting, those shareholders represented through a power of attorney (proxy) may, at their sole and exclusive discretion, send the representation documents at least 72 (seventy-two) hours prior to aforementioned Meeting, to the following address: Attn.: Investor Relations Officer Avenida das Américas no. 700, bloco 8, 2 andar, loja 218, Zipcode 22640-100 Barra da Tijuca – Rio de Janeiro – RJ Despite the above-mentioned deadline, we point out that the shareholder who appears by the start of the Meeting with the required documents will be entitled to participate and vote, even if he or she has not submitted them to the Company in advance. We remind you that the regularity of the representation documents will be checked before the beginning of the Meeting. For this reason, shareholders are requested to kindly arrive in advance of the Meeting so that the documents necessary for their participation can be duly checked in timely manner for their participation. 2.3. Holders of American Depositary Shares (“ADSs”) Holders of ADSs may attend the Meeting, in which they will be represented by Citibank N.A., as a depository institution, observing the terms and procedures set forth in the “Deposit Agreement” signed with Vale. Citibank will send the proxies to the ADSs holders,

8 so they can exercise their voting right, and it will be represented in the Meeting by Banco Bradesco S.A., its legal representative in Brazil. 2.4. Participation by Absentee Ballot As set forth in articles 21-A and subsequent articles of CVM Instruction 481/2009, the Company’s shareholders may send, as of this date, their voting instructions with respect to the matters addressed at the Meeting by competing and sending the absentee ballot (“Ballot”), attached as Exhibit I to this Manual. The content of the Ballot should reflect Exhibit 21-F of CVM Instruction 481/2009, which unites all the proposals for vote included in the Meeting’s Agenda. The Ballot must:  be accessed, to be printed and completed in advance, under the banner “AGO 4/20/2017” of the Company’s website (www.vale.com), as well as on the website of the CVM; and  be received at least seven (7) days prior to the Meeting date, i.e., by April 13, 2017 (inclusive). Any voting ballots received after this date will be disregarded. The shareholder opting to exercise his or her vote through the Ballot must do so through one of the following options: (i) through instructions for completion transmitted to the Company’s depository; (ii) through instructions for completion transmitted to their respective custodians, in the case of shareholders holding shares deposited in a central depository; or (iii) through sending the Ballot directly to the Company. After the deadline for absentee voting, namely, as of April 13, 2017 (inclusive), the shareholders can no longer change the voting instructions sent, except at the Meeting, in person or through a duly constituted proxy, upon specific request to disregard the voting instructions sent by Ballot, before the respective matter is put up to vote.

9 2.4.1. Through instructions for completion transmitted to the Company’s depository This option is exclusively for shareholders holding shares deposited with Banco Bradesco S.A. and that are not deposited in the central depository: The shareholder holding shares that are not deposited in the central depository – namely, at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange) (“BM&FBOVESPA”) – and who opts to exercise his or her right to absentee voting through the bookkeeping service provider of the shares issued by the Company, Banco Bradesco S.A. (“Bradesco”), must appear to any of the 5,300 Bradesco Agency at least 7 days prior to the Meeting, during the local banking time, with the Ballot duly completed, initialed and signed, as well as with the documents set forth below in order to transfer the information from the Ballot to Bradesco’s system. * Identity documents accepted: Identity card (RG), Foreigner’s Identity Card (RNE), Driver’s License (CNH), Passport and Professional Association Card accepted as identification for legal purposes. ** For investment funds, documents of its director and/or manager, in accordance with voting policy. Under article 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to the depository agent at least seven days before the Meeting is conducted, i.e., April 13, 2017 (inclusive). In case of doubt, shareholders may contact Bradesco through the following channels: phone: 0800 701 1616 e-mail: 4010.acecustodia@bradesco.com.br Bradesco informs that the contact information above has the only purpose to provide a channel to the shareholders in order to clarify any questions that they may have regarding the transmission of the Ballot to the depository Documents to be presented at Bradesco Agency, together with the Ballot Individual Legal Entity Investment Funds CPF (Individual Taxpayer ID) and validly identity card with photo of the shareholder or its legal representative* X X X Articles of Association or Bylaws, consolidated and in force ** - X X Documents proving representation ** - X X Regulation of the Investment Fund, consolidated and in force - - X

10 agent. However, Bradesco will not accept to receive Ballots by means of electronic mail, and only those Ballots presented through any Bradesco Agency, according to the terms and conditions specified in this Manual, will be accepted. 2.4.2. Through instructions for completion transmitted to their respective custodians This option is exclusively for shareholders holding shares under custody of the central depository – i.e., at the BM&FBOVESPA. In this case, the absentee vote shall be exercised by shareholders in accordance with the procedures adopted by their respective custodians. The shareholder holding the shares deposited in the Central Depository of the BM&FBOVESPA and who opts to exercise his or her right to absentee vote through service providers must transmit their voting instructions to their respective custodians, observing the rules established by them, which, in turn, shall forward such voting intentions to the Central Depository of the BM&FBOVESPA. To do so, the shareholders should get in touch with their respective custodians and check the procedures established by them to issue the voting instructions through the Ballot, as well as the documents and information they require to exercise such right. Under article 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to their custodians at least seven days before the Meeting is conducted, i.e., April 13, 2017 (inclusive), unless a different deadline, which must be before such date, is established by their custodians. Please note that, as established by art. 21-S of CVM Instruction 481/2009, the Central Depository of the BM&FBOVESPA, upon receiving voting instructions of shareholders through their respective custodians, will disregard any instructions differing from that same vote that may have been issued by the same CPF (Individual Taxpayer I.D.) or CNPJ (Corporate Taxpayer I.D.) number. 2.4.3. Through sending the Ballot directly to the Company The shareholders may also, as an alternative to the procedures described in items 2.4.1 and 2.4.2 above, send their Ballots directly to the Company.

11 To do so, the shareholders must print the Ballot (attached as Exhibit I to this Manual), complete it, initial all the pages and sign it, noting that the Company requires certified signatures on Ballots issued in Brazil and notarization of those issued outside of Brazil. Then, the shareholders must send the Ballot, duly completed, initialed and signed, and with the signatory’s signature certified or notarized, as applicable, to the following mailing address: Avenida das Américas no. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, in the city of Rio de Janeiro – RJ, Zipcode 22640-100, to the attention of the Investor Relations Office, together with an authenticated copy of the documents listed below: Individuals  valid identity document with photo of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). Legal entities  documents proving representation, including copy of the incorporation documents and of the minutes of the election of the directors, and, in the case of investment fund, copy of fund bylaws in force, of the incorporation documents of its director or manager, as the case may be, and of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, notarized and consularized.  valid identity document with photo of the legal representative. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and authenticated

12 copies of the other documents sent before via email by the shareholder, within seven (7) days before the Shareholders’ Meeting, i.e ., by April 13, 2 017 (inclusive), to the address mentioned above in this item 2.4.3. Within three (3) days after receipt of such documents, the Company shall contact the shareholder, via the email address listed in item 2.1 of the Ballot, to confirm its receipt and acceptance. If the Ballot is not properly completed or accompanied by the documents of proof described above, it will be disregarded and such fact shall be informed to the shareholder via digital communication sent to the email address listed in item 2.1 of the Ballot, which will indicate the need to resend the Ballot or the accompanying documents (provided there is sufficient time), describing the procedures and deadlines needed to correct the absentee vote. During the voting period, the shareholder may send new voting instructions to the Company, if he understands it necessary, and the voting map of the Company shall consider the last voting instruction submitted. However, if there are differences between the Ballot received directly by the Company and the voting instruction contained in the voting map provided by the depository for the same CPF of CNPJ number, the voting instruction of the depository shall prevail, pursuant to the provisions of article 21-W, §2 of CVM Instruction 481/2009. Vale stresses that: Ballots sent by shareholders who are not eligible to vote in the Meeting or in the respective vote shall not be considered for purposes of vote calculation; for the purposes of vote calculation, only the shares held by each shareholder on the date the Meeting is conducted will be considered, regardless of the date the respective Ballot is sent, and if the shareholder sells shares between the date the respective Ballot is sent and the date the Annual Shareholders’ Meeting is conducted, the votes related to the shares sold will be disregarded; voting instructions from a certain CPF or CNPJ shall be attributed to all the shares held by that CPF or CNPJ, according to the shareholding positions provided by the depository, on the date of the Meeting.

13 III. The Vote 3.1. Voting Rights Pursuant to Article 5 of Vale’s Bylaws, each common share, each class “A” preferred share, and each special class preferred share allows for one vote in the resolutions of the Shareholders’ Meeting. Class “A” and special preferred shares do not give the right to vote in resolutions regarding the election of members of the Board of Directors, except as provided in §2 and §3 of Article 11 of the Bylaws. Holders of class “A” and special preferred shares have the right to elect, in a separate vote, a member of the Fiscal Council and his or her respective alternate. We emphasize that under the terms of CVM Instruction 165/1991, as amended by the CVM Instruction 282/1998, the minimum percentage of participation in Vale's voting capital required to request multiple voting for the election of members of the Board of Directors is 5% (five percent). Thus, shareholders holding common shares may vote in all matters on the Meeting’s agenda, except for the separate election of members of the Board of Directors and the Fiscal Council by holders of preferred shares, if applicable. The latter, in turn, may vote on all matters on the Meeting’s agenda, except for: (i) the general election of members of the Board of Directors; and (ii) the election of the members of the Fiscal Council by the holders of common shares.

14 IV. Matters on the Agenda All documents regarding the agenda of the Vale Shareholders’ Meeting are available to the shareholders at the main offices of Vale, on its website (www.vale.com) and on the websites of the CVM (www.cvm.gov.br), the BM&FBovespa S.A. – São Paulo Stock Exchange (www.bmfbovespa.com.br), and the Securities and Exchange Commission (www.sec.gov). 4.1 Evaluation of management’s report and analysis, discussion, and vote on the financial statements for the fiscal year ended December 31, 2016 To vote on this matter, the following documents are available to the shareholders: (a) the Management Report, the Financial Statements for the fiscal year ended December 31, 2016, and the Opinion of the Independent Auditors (KPMG Auditores Independentes), which were duly published on March 15, 2017, as required by prevailing law; (b) the Opinions of the Board of Directors and the Fiscal Council, dated February 22, 2017; (c) the 2016 DFP Form (Standard Financial Statements); (d) directors’ comments on Vale’s financial situation, as per item 10 of Vale’s Reference Form, pursuant to Article 9, item (III), of CVM Instruction 481/2009 as amended, attached hereto as Exhibit II. 4.2 Proposal for the allocation of income or loss for the 2016 fiscal year To vote on this item, the following documents are available to the shareholders: (a) Proposal of the Executive Board to allocate the income or loss for the fiscal year ended December 31, 2016; (b) the Exhibit to the proposal under CVM Instruction 481/2009 (Exhibit 9-1-II); (c) the Opinions of the Board of Directors and the Fiscal Council regarding the allocation of income or loss, dated February 22, 2017.

15 4.3 Election of the members of the Board of Directors Pursuant to Article 11 of Vale’s Bylaws, the Board of Directors is composed of eleven (11) principal members and their respective alternates, who are shareholders of the company, of which one member is elected and removed, in a separate vote, by the Company’s employees, under §5 of the same article. The term of mandate for members of the Board of Directors is two (2) years, and re-election is allowed. The election of the members of the Board of Directors shall comply with the provisions established under prevailing law and those under Vale’s Bylaws. In addition, pursuant to article 141 of Law 6,404/76 and in §§ 2 to 4 of Article 11 of the Company’s Bylaws, the following have the right to elect and remove one (1) member and his or her alternate to the Board of Directors, in separate vote, excluding the controlling shareholder: (I) the majority of holders of common shares representing, at least, 15% (fifteen percent) of the total shares with voting rights; and (II) the majority of holders of preferred shares representing, at least, 10% (ten percent) of the capital stock. If neither the holders of common shares, nor holders of preferred shares make up, respectively, the quorum required in items (I) and (II) above, they will be permitted to aggregate their shares to elect, together, a member and his or her alternate to the Board of Directors, subject to, in this case, the quorum required by item (II) above. Only the shareholders who prove they held, without interruption, the shareholding required under items (I) and (II) above during the period of at least three (3) months immediately prior to the Annual Shareholders’ Meeting may exercise the rights set forth in such item. 4.3.1 Nominations by the controlling shareholder, Valepar S.A. Pursuant to the provisions set forth in Article 10 of CVM Instruction 481/2009, below please find the information with respect to the nine (9) candidates nominated for election/reelection by the controlling shareholder Valepar S.A. to the positions of principal and alternate members of the Board of Directors, pursuant to items 12.5 to

16 12.10 of the Reference Form, as set forth in Exhibit A of CVM Instruction 552/2014, due to the instruction set out in Circular Letter/CVM/SEP/no. 01/2017.

17

PRINCIPAL MEMBERS									
Name	**Gueitiro Matsuo Genso**	**Dan Antonio Marinho Conrado**	**Marcel Juviniano Barros**	**Eduardo Refinetti Guardia**	**Fernando Jorge Buso Gomes**	**Denise Pauli Pavarina**	**Shinichiro Omachi**	**Oscar Augusto Camargo Filho**	**Eduardo de Salles Bartolomeo[1]**
Date of Birth	12/12/1971	7/26/1964	9/5/1962	1/19/1966	6/6/1956	4/14/1963	7/18/1960	3/9/1938	4/12/1964
Occupation	Banker	Banker	Banker	Economist	Banker	Banker	Bachelor's Degree in Economics	Lawyer	Engineer
CPF/MF or Passport	624.201.519-68	754.649.427-34	029.310.198-10	088.666.638/40	370.624.177-34	076.818.858-03	TK9943586	030.754.948-87	845.567.307-91
Position to hold	Principal Director of the Board	Principal Director of the Board	Principal Director of the Board	Principal Director of the Board	Principal Director of the Board	Principal Director of the Board	Principal Director of the Board	Principal Director of the Board	Principal Director of the Board
Election Date	4/20/2017	4/20/2017	4/20/2017	4/20/2017	4/20/2017	4/20/2017	4/20/2017	4/20/2017	4/20/2017
Date of investiture	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017
Term of Mandate	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting
Other positions held or duties exercised at Vale	Member of the Strategic Committee (since 2015)	Not Applicable.	Member of the Executive Development Committee (since 2013)	Not Applicable	Coordinator of the Governance and Sustainability Committee (since 2015) and Member of the Executive Development Committee and the Financial Committee (since 2015)	Not Applicable	Not Applicable	Member of the Strategic Committee (since 2006) and of the Executive Development Committee (since 2003)	Member of the Strategic Committee (since 2016)
Nominated/Elected by the controlling shareholder	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Independent member? (1)	No	No	No	No	No	No	No	No	No
Number of consecutive terms	3	4	4	1	1	1	0	8	1

[1] There is no nomination of an alternate member for this candidate.

18

ALTERNATE MEMBERS									
Name	**Gilberto Antonio Vieira**	**Arthur Prado Silva**	**Francisco Ferreira Alexandre**	**Robson Rocha**	**Moacir Nachbar Junior**	**Luiz Maurício Leuzinger**	**Yoshitomo Nishimitsu**	**Eduardo de Oliveira Rodrigues Filho**	**Vacant[(2)]**
Date of Birth	11/12/1955	4/29/1972	10/29/1962	3/12/1959	4/5/1965	2/5/1942	9/5/1975	8/20/1954	n/a
Occupation	Banker/Lawyer	Banker	Civil Engineer	Manager	Banker	Engineer	Geologist	Engineer	n/a
CPF/MF or Passport	221.153.079-68	991.897.047-20	301.479.484-87	298.270.436-68	062.947.708-66	009.623.687-68	060.569.787-61	442.810.487-15	n/a
Position to hold	Alternate Member of the Board	Alternate Member of the Board	Alternate Member of the Board	Alternate Member of the Board	Alternate Member of the Board	Alternate Member of the Board	Alternate Member of the Board	Alternate Member of the Board	n/a
Election Date	4/20/2017	4/20/2017	4/20/2017	4/20/2017	4/20/2017	4/20/2017	4/20/2017	4/20/2017	n/a
Date of investiture	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017	Up to 5/19/2017	n/a
Term of Mandate	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting	n/a
Other positions held or duties exercised at Vale	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Member of the Controller Committee (since 2015)	Not Applicable	Not Applicable	Member of the Financial Committee (since 2011) and of the Governance and Sustainability Committee (since 2015)	n/a
Nominated/Elected by the controlling shareholder	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	n/a
Independent member? ([1])	No	No	No	No	No	No	No	No	n/a
Number of consecutive terms	1	1	3	3	1	4	1	4	n/a

[1] There is no nomination of an alternate member for Mr. Eduardo de Salles Bartolomeo.

19 Main professional experience: Principal members: Gueitiro Matsuo Genso Chairman of the Company’s Board of Directors (since February 2016), noting that he was previously a principal member of the Board of Directors (since March 2015) and member of the Strategic Committee (since April 2015). His main professional experience in the past five years includes: (i) CEO of Valepar S.A., Vale’s controlling shareholder, a privately-owned holding company (since April 2015); (ii) CEO of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil (since 2015), a supplementary social security entity, which has indirect shareholding in the Company through Litel Participações S.A., which, in turn, is a shareholder of the controlling block of Valepar S.A., the Company’s controlling shareholder; (iii) Officer of Individual Clients at Banco do Brasil S.A. (2014 to 2015), a financial institution, where he also held the position of (iv) Officer of Real Estate Credit (2011 to 2014); (v) Member of the Board of Directors of Câmara Interbancária de Pagamentos (from August 2014 to August 2015), a nonprofit company acting in the compensation and liquidation of payment instruments; and (vi) Member of the Fiscal Council of Grupo Segurador BB Mapfre (from June 2011 to August 2015). He completed his undergraduate degree in Management at Faculdade Sociedade Paranaense de Ensino e Informática (SPEI) in August 2002. He did an MBA in Basic General Training for Executives at Fundação Getúlio Vargas (FGV-PR), completed in August 1998, and in Agrobusiness at Escola Superior de Agricultura Luiz de Queiroz (ESALQ/USP), completed in June 2002. Dan Antonio Marinho Conrado Principal Member of Vale’s Board of Directors (since October 2012), having been Chairman of the Company’s Board of Directors (from October 2012 to February 2016) and permanent participant of Vale’s Strategic Committee (from October 2012 to April 2015 and from June 2015 to February 2016). His main professional experience in the past five years includes: (i) CEO of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil (2012 to 2014), a supplementary social security entity, which has indirect shareholding in the Company through Litel Participações S.A., which, in turn, is a shareholder of the controlling block of Valepar S.A., the Company’s controlling shareholder; (ii) Chairman of the Board of Directors (since October 2012) and (iii) CEO of Valepar S.A. (from October 2012 to April 2015), Vale’s controlling shareholder, a privately-owned holding company; (iv) Alternate Member of the Board of Directors of Petróleo Brasileiro S.A. – Petrobras (from July 2015 to November 2015), a publicly-held

20 company in the petroleum industry; (v) Principal Member of the Board of Directors of BR Distribuidora S.A. (from July 2015 to November 2015), a privately-owned company that specializes in the sales and distribution of petroleum products; (vi) Member of the Board of Directors of Fras-Le S.A. (2010 to 2013), a publicly-held company that operates in the production of friction materials; (vii) Alternate Member of the Board of Directors of Mapfre BBSH2 Participações S.A. (since 2011), a publicly-held insurance company. He completed his undergraduate degree in Law at Universidade Dom Bosco/MS in December 2001 and has an MBA from Fundação COPPEAD/Universidade Federal do Rio de Janeiro, completed in October 1998, and an MBA in Business Management from INEPAD - Instituto de Ensino e Pesquisa em Administração/Universidade Federal de Mato Grosso – UFMT, completed in December 2009. Marcel Juviniano Barros Principal Member of Vale’s Board of Directors (since October 2012) and Member of the Executive Development Committee (since February 2013). His main professional experience in the past five years includes: (i) Security Officer of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil (since 2012), a supplementary social security entity, which has indirect shareholding in the Company through Litel Participações S.A., which, in turn, is a shareholder of the controlling block of Valepar S.A., the Company’s controlling shareholder; (ii) Principal Member of the Board of Directors of Valepar (since 2012), Vale’s controlling shareholder, a privately-owned holding company; and (iii) Statutory Member of PRI - Principles for Responsible Investment of the U.N. since March 2015. He completed his undergraduate degree in History at FESB - Fundação Municipal de Ensino Superior de Bragança Paulista in 1995. Eduardo Refinetti Guardia Principal Member of Vale’s Board of Directors (since July 2016). His main professional experience in the past five years includes: (i) Executive Secretary of the Ministry of Finance (since June 2016); (ii) Chairman of the Board of Directors of Banco do Brasil S.A. (since June 2016), a publicly-held financial institution; (iii) Executive Officer of Products of BM&FBOVESPA (from June 2013 to May 2016); and (iv) Financial, Corporate and Investor Relations Executive Officer of BM&FBOVESPA (from June 2010 to June 2013). He completed his undergraduate degree in Economics at Pontifícia Universidade Católica de São Paulo in 1987, completed his master’s degree in Economics at Universidade Estadual de Campinas in 1992 and his doctorate in Economics from Universidade de São Paulo in 1999. Mr. Eduardo Refinetti Guardia was a professor in the

21 Economics Department of the College of Economics and Business of Pontifícia Universidade Católica de São Paulo (from April 1990 to March 1997). Fernando Jorge Buso Gomes Member of Vale’s Board of Directors (since April 2015) and Vice-Chairman of Vale’s Board of Directors (since January 2017), Coordinator of the Governance and Sustainability Committee (since April 2015) and member of the Executive Development and Financial Committees (since April 2015). His main professional experience in the past five years includes: (i) Vice Chairman of the Board of Directors of Valepar S.A. (since January 2017), Vale’s controlling shareholder, a privately-owned holding company, where he has also been an (ii) Officer (since April 2015); (iii) CEO (from May 2016 to April 2017) and (iv) Investor Relations Officer of Bradespar S.A. (since April 2015), a publicly-held company with shareholding in Valepar S.A., a holding company; (v) Officer of Banco Bradesco BBI S.A. (from December 2006 to April 2015), investment bank; (vi) Vice Chairman of the Board of Directors (from May 2011 to April 2014) and (vii) Principal Member of the Board of Directors of Sete Brasil S.A. (from April 2014 to April 2015), an offshore company; (viii) Member of the Board of Directors of Smartia Corretora de Seguros S.A. (from September 2012 to July 2015), an insurance broker; (ix) Chairman of the Board of Directors of SMR Grupo de Investimentos e Participações S.A. (from September 2014 to July 2015), a holding company; (x) Member of the Board of Directors of BCPAR S.A. (from May 2013 to April 2015), a holding company; (xi) Member of the Board of Directors of 2b Capital S.A. (since November 2014) an investment management company, where also hold the position of (xii) CEO (from March 2015 to June 2016) and (xiii) Director (since June 2016); (xiv) Member of the Board of Directors of BR Towers S.A. (from January 2013 to November 2014), a company that constructs and rents telecommunications towers; (xv) Member of the Board of Directors of LOG Commercial Properties S.A. (from 2013 to 2015), a publicly-held construction company; (xvi) CEO of Antares Holdings Ltda., a holding company (since April 2015); (xvii) CEO of Brumado Holdings Ltda. (since April 2015); (xviii) Officer of Millennium Security Holdings Corp, a holding company (since October 2015); and (xix) Principal Member of the Board of Directors of Fundo de Investimento em Participações Sondas (from May 2011 to April 2015). He completed his Bachelor’s Degree in Economic Science at Faculdades Integradas Bennett in December 1978. Denise Pauli Pavarina Principal Member of Vale’s Board of Directors (since February 2017). Her main professional experience in the past five years includes: (i) Principal Member of the Board of Directors of Valepar S.A. (since March 2017), Vale’s controlling shareholder, a

22 privately-owned holding company; (ii) Deputy Executive Officer (from January 2012 to February 2015), (iii) Managing Executive Officer (from February 2015 to March 2017) and (iv) Member of the Ethics Conduct Committee (since 2016) of Banco Bradesco S.A., a full-service bank with commercial portfolio; (v) CEO of ANBIMA - Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (from April 2012 to April 2016), an association of business association organizations; (vi) Member of the Board of Directors (since March 2015), (vii) Member of the Advisory Committee for the Intermediation Sector (since March 2015) and (viii) Member of the IT Committee (since December 2016) of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros; (ix) Officer of Bram - Bradesco Asset Management S.A. (since January 2012), a privately-owned securities distributor company; (x) Member of the Council of Representatives of the Confederação Nacional das Instituições Financeiras - CNF (representing ANBIMA) (from April 2012 to April 2016); (xi) Member of the Governing Board of Fundação Bradesco (since December 2009), a private foundation operating in the education sector; (xii) Member of the Board of Directors of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (since February 2012), a foundation operating in hospital care; (xiii) Member of the Strategic Committee (representing ANBIMA, from December 2012 to August 2013), (xiv) Member of the Consulting Board (from December 2012 to August 2014), (xv) Member of the Board of Directors (representing ANBIMA, from December 2012 to April 2016), and (xvi) Member of the Board of Directors (since July 2016) of Instituto BRAIN - Brasil Investimentos & Negócios, an association operating with business association organizations; (xvii) Managing Officer of Kirton Bank S.A. (since July 2016), a full-service bank with commercial portfolio; (xviii) Managing Officer of Kirton Gestão de Recursos Ltda. (since July 2016), a fund-management company; (xix) Member of the Investment Committee of NEO Capital Mezanino Fundo de Investimento em Participações (since September 2010), an investment manager company ; and (xx) Member of the Board of Directors (from September 2010 to November 2014) and (xxi) Vice Chairman of the Board of Directors (since November 2014) of 2bCapital S.A., a privately-owned fund management company. She completed her undergraduate degree in Economics at Faculdade Armando Álvares Penteado – FAAP in March 1985, and undergraduate degree in Law at Universidade Paulista – UNIP in January 2006 and took the Executive MBA in Finances at Insper - Instituto de Ensino e Pesquisa in 1999. Shinichiro Omachi Principal Member of Vale’s Board of Directors (since April 2015). His main professional experience in the past five years includes the following positions at Mitsui & Co., Ltd., a publicly-held trading company, which is an indirect controlling shareholder of the Company: (i) Managing Officer and Metal and Mineral Business Operations Officer (since

23 April 2015); (ii) Managing Officer and General Officer of the Investment Administrative Division (from April 2014 to March 2015); and (iii) Deputy Metal and Mineral Business Operations Officer (from April 2012 to March 2014). Mr. Shinichiro Omach also holds the position of Officer of Inversionnes Mineras Acrux SpA (since April 2015), an investment company in copper ore in Chile. He completed his undergraduate degree in Economics at Keio University in March 1984 and completed his master’s degree in Business Management at Sloan School of Management - Massachusetts Institute of Technology (MIT) in June 1998. Oscar Augusto Camargo Filho Principal Member of Vale’s Board of Directors (since September 2003), Member of the Strategic Committee (since March 2006) and member of the Executive Development Committee (since November 2003). His main professional experience in the past five years includes: (i) Principal Member of the Board of Directors of Valepar S.A. (from September 2003 to May 2014), a controlling shareholder of Vale, a privately-owned holding company; and (ii) Managing Partner of CWH Consultoria Empresarial (since October 2003), a consulting company. He completed his undergraduate degree in Law at Faculdade de Direito da Universidade de São Paulo in December 1963, and completed a graduate degree in International Marketing from the University of Cambridge in September 1971. Eduardo de Salles Bartolomeo Member of the Board of Directors and Member of the Strategic Committee of Vale (since September 2016), where he also held positions as Logistical Operations Officer at Vale (from January 2004 to June 2006) and CEO of Vale (from February 2007 to May 2012). His main professional experience in the past five years includes: (i) CEO of BHG – Brazilian Hospitality Group (from July 2013 to July 2015), a publicly-held hospitality company; (ii) Member of the Board of Directors of Arteris S.A. (since April 2015), a publicly-held road concession company; and (iii) Member of the Board of Directors of Login Logística Intermodal (since April 2016), a publicly-held logistics company. He completed his undergraduate degree in Metals Engineering at Universidade Federal Fluminense in January 1998, completed an MBA at Katholieke Universiteit Leuven –

24 Belgium in June 1993 and completed an MBA at the Massachusetts Institute of Technology in June 2013. Alternate members: Gilberto Antonio Vieira Alternate Member of Vale’s Board of Directors (since April 2015). His main professional experience in the past five years includes: (i) Alternate Member of the Board of Directors of Valepar S.A. (since April 2015), controlling shareholder of Vale, a privately-held holding company; (ii) General Secretary Officer of the Confederação Nacional dos Trabalhadores nas Empresas de Crédito - CONTEC (since September 1996), a professional entity; (iii) Alternate Member of the Board of Directors of Habitacional ANABB Ltda. (from March 2014 to March 2015), a housing cooperative, where today is also (iv) Member of the Delegate Board (since April 2015); (v) Member of the Fiscal Council of Caixa de Assistência dos Funcionários do Banco do Brasil (from June 2008 to May 2012), which provides healthcare plans; and (vi) Member of Labor and Trade Union Relations Advisory Group of Associação Nacional dos Funcionários do Banco do Brasil - ANABB (from June 2012 to December 2015). He completed an undergraduate degree in Law at Centro de Ensino Universitário de Brasília – CEUB in January 1990 and in Management at Fundação Universidade de Blumenau – FURB in December 1978, where he also obtained a Specialization degree in Management in September 1980. He also completed a graduate degree in Foreign Trade at Associação de Ensino Unificado do Distrito Federal – UDF/ICAT in November 1985 and a graduate degree in Politics and Strategy at Universidade de Brasília – UNB in July 1998. Arthur Prado Silva Alternate Member of Vale’s Board of Directors (since July 2015) and member of the Governance and Sustainability Committee of Vale (from April 2015 to July 2016). His main professional experience in the past five years includes: (i) Member of the Board of Directors of Valepar S.A. (since July 2015), controlling shareholder of Vale, a privately-held holding company; (ii) Principal Member of the Board of Directors of Litel Participações S.A. (since July 2015), an indirect controlling shareholder of Vale, a holding company, where he also held the position of (iii) Managing Officer (from 2013 to 2015); (iv) Principal Member of the Boards of Directors of Litela Participações S.A. (since July 2015) and (v) Litel B Participações S.A. (from July 2015 to July 2016), publicly-held holding companies controlled by Litel Participações S.A., and he also held the position of (vi) Managing Officer at both companies (from 2013 to 2015); (vii) Executive Manager of PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil (since April 2013),

25 a supplementary social security entity, which has indirect shareholding in the Company through Litel Participações S.A., which, in turn, is a shareholder of the controlling block of Valepar S.A., the Company’s controlling shareholder; (viii) Member of the Audit Committee of Tupy S.A. (from 2011 to 2015), a publicly-held metallurgy company, controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil; (ix) Principal Member of the Board of Directors of Sul 116 Participações S.A. (from 2011 to 2015), a publicly-held holding company; (x) Principal Member of the Board of Directors of 521 Participações S.A. (since 2006), a publicly-held holding company; and (xi) Principal Member of the Board of Directors of GTD Participações S.A. (from 2008 to 2013), a publicly-held holding company. He completed his undergraduate degree in Law in December 1999, graduate degrees in Controlling and Finance in May 2001, and in Tax Law in March 2009, all at Universidade Cândido Mendes, and completed an MBA in Corporate Finance at Fundação Getúlio Vargas in December 2004. Francisco Ferreira Alexandre Alternate Member of Vale’s Board of Directors (since April 2013). His main professional experience in the past five years includes: (i) Alternate Member of the Board of Directors of Valepar S.A. (since April 2013), controlling shareholder of Vale, a privately-held holding company; (ii) Superintendent Officer of BRF Previdência (since 2012), a pension fund; and (iii) Member of the Board of Directors of Kepler Weber S.A. (from 2011 to 2013), a company that produces structures for storage and transportation of agricultural products. He completed his undergraduate degree in Law at Centro de Ensino Superior de Maceió – CESMAC in December 1992 and in Civil Engineering at Universidade Federal de Alagoas – UFAL in March 1994. He has a graduate degree in Economics and Labor Relations from PUC in São Paulo, completed in July 2002, an MBA in Corporate Finance from IAG da Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ, completed in December 2004, and he completed the Advanced Management Program at Harvard Business School in October 2009. Robson Rocha Alternate Member of Vale’s Board of Directors (since April 2015). His main professional experience in the past five years includes: (i) Principal Member of Vale’s Board of Directors (from April 2011 to April 2015); (ii) Alternate Member of the Board of Directors of Valepar S.A. (since April 2015), controlling shareholder of Vale, a privately-held holding company; and (iii) Vice President of People Management and Sustainable Development at Banco do Brasil S.A. (from April 2009 to April 2015), a publicly-held financial institution. He completed his undergraduate degree in Business Administration at UNICENTRO – Newton Paiva, Belo Horizonte in December 1998in December 1997, a

26 specialization in Strategic Management at Universidade Federal de Minas Gerais (UFMG) in March 2001, a master’s degree in Marketing at Fundação Ciências Humanas – Pedro Leopoldo in December 2001, and an MBA in Finances at Fundação Dom Cabral in December 2002. Moacir Nachbar Junior Alternate Member of the Board of Directors and Member of the Controller Committee of Vale (since April 2015). His main professional experience in the past five years includes: (i) Principal Member of the Board of Directors of Valepar S.A. (since April 2015) controlling shareholder of Vale, a privately held holding company; (ii) Managing Executive Officer of Banco Bradesco S.A. (from February 2015 to March 2017), a financial institution; (iii) Alternate Member of the Executive Board of Associação Brasileira das Companhias Abertas – ABRASCA (since April 2013), a civil association that advises on the interests of publicly-held companies; (iv) Alternate Member of the Board of Directors of Fidelity Processadora e Serviços S.A. (from February 2012 to April 2015), a credit card processing company; (v) Member of the Governing Board of Fundação Bradesco (since March 2005), a foundation that works with education; (vi) Member of the Board of Directors of the Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (since February 2012), a hospital and health support foundation; (vii) Alternate Member of the Advisory Board of Fundo Garantidor de Créditos – FGC (since October 2013), a fund which guarantees credits against institutions associated with it; (viii) Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social (from April 2003 to April 2012), a company working with associations for the defense of social rights; (ix) Officer of 2bCapital Participações Ltda. (from April 2015 to June 2016); (x) CEO of 2b Capital S.A., a privately-held fund management company (since June 2016), where he also held the position of (xi) Officer (from March 2015 to March 2016); (xii) Managing Director of BEC - Distribuidora de Títulos e Valores Mobiliários Ltda. and (xiii) BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. (since April 2015); (xiv) Managing Director of Kirton Bank S.A. (since July 2016), a full-service bank with commercial portfolio; (xv) Member of the Banking Self-Regulation Board of FEBRABAN - Federação Brasileira de Bancos (since December 2016); and (xvi) Member of the Disclosure Executive Committee (since February 2012), (xvii) the Sustainability Committee (since October 2013), (xviii) the Internal Controls and Compliance Committee (since February 2015), (xix) the Integrated Risk Management and Capital Allocation Committee (since 2015) and (xx) Ethical Conduct Committee (since April 2015) of Banco Bradesco S.A., where he also held the position of (xxi) Departmental Officer (from March 2005 to January 2012) and (xxii) Deputy Executive Officer (from January 2012 to February de 2015). He completed his undergraduate degree in Accounting in December

27 1987, and “Lato Sensu” graduate degree in Financial Administration in July 1990, at Faculdades Integradas “Campos Salles,” as well as a MBA Controller degree at FIPECAFI - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FEA-USP in November 2000 and the Tuck Executive Program at the Tuck School of Business at Dartmouth - Hanover, New Hampshire, in August 2009. Luiz Maurício Leuzinger Alternate Member of the Board of Directors of Vale (since May 2012), where he held the same position from April to September in 2003. He also held the position of Member of the Financial Committee (from august 2007 to April 2015), Member of the Executive Development Committee (from May 2012 to April 2015) and Member of the Governance and Sustainability Committee (from May 2014 to April 2015). His main professional experience in the past five years includes: (i) Principal Member of the Board of Directors of Valepar S.A. (from June 2012 to April 2015); (ii) Alternate Member of the Board of Directors of Valepar S.A. (since 2015), a controlling shareholder of Vale, a privately-held holding company, where he also held the position of (ii) Officer; (iii) CEO of Bradespar S.A. (from April 2012 to April 2015), a publicly-held company with shareholding in Valepar S.A., a holding company, indirect controlling shareholder of Vale; and (iv) Member of the Board of Directors of Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A. (since January 2006), formerly called American Banknote S.A., a publicly-held company working with general printing business and plastic cards, magnets, providing services and others. He completed his undergraduate degree in Electrical Engineering at Escola Nacional de Engenharia (currently Universidade Federal do Rio de Janeiro – UFRJ) in December 1965. He completed a specialization in Economic Engineering and a master’s degree in Electrical Engineering at the Illinois Institute of Technology in Chicago, both in July 1968. Yoshitomo Nishimitsu Alternate Member of the Board of Directors of Vale (since April 2015). His main professional experience in the past five years includes: (i) Alternate Member of the Board of Directors of Valepar S.A. (from May 2014 to April 2015), a controlling shareholder of Vale, a privately-held holding company; (ii) since April 2001 he held many positions in Mitsui & Co., Ltd., a privately-held trading company, which is an indirect controlling shareholder of the Company; and (iii) since March 2014, he holds the position of General Manager of the Mineral and Metallic Resources Division of Mitsui & Co. (Brasil) S.A. He

28 concluded his undergraduate degree in Geology at the Kobe University in March 1999, and his graduate degree in Geology at the Kyoto University, in March 2001. Eduardo de Oliveira Rodrigues Filho Alternate Member of the Board of Directors (since April 2011), and Member of the Financial Committee (since April 2011) and the Governance and Sustainability Committee of Vale (since April 2015). His main professional experience in the past five years includes: (i) Principal Member of the Board of Directors (since May 2014) and Alternate Member of the Board of Directors of Valepar S.A. (from April 2008 to January 2012), a controlling shareholder of Vale, a privately-held holding company; and (ii) Managing Partner of CWH Consultoria Empresarial (since March 2008), a consulting company. He concluded his undergraduate degree in Civil Engineering at Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ, in December 1978 and his graduate degree in Transporting Planning at the University of Westminster, in October 2000. Declarations Judicial and administrative convictions (including criminal). All the candidates named above declare, individually and for all legal purposes, that, over the past five (5) years, they were not subject to (i) any criminal conviction, (ii) any adverse judgment in an administrative proceeding from the Brazilian Securities and Exchange Commission, or (iii) any conviction in a final and unappealable decision, at a judicial or administrative level, that has suspended or disqualified them from performing of any professional or commercial activity. Marital relationship, stable relationship or family relationship up to second degree. All candidates declare, individually and for all legal purposes, that there is no marital relationship, civil union or family relationship up to second degree among them and (i) Vale’s managers; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale. Relations of Subordination, Provision of Service or Control. Except for Mr. Arthur Prado Silva, as specified below, all candidates declare, individually and for all legal purposes, that there are no relations of subordination, provision of

29 service or control, in the past three (3) fiscal years, between him or her and (i) direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above. Mr. Arthur Prado Silva declares, for all legal purposes, that (a) there are no relations of subordination, provision of service or control, in the past three (3) fiscal years, between him and (i) an indirect or direct subsidiary of Vale, except for those where Vale holds, directly or indirectly, total capital stock; (ii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries or its parent companies of any of the above; and (b) there is a relations of subordination, provision of service or control, in the past three (3) fiscal years, between him and a direct or indirect parent company of Vale, due to his current position as Executive Manager of PREVI. Declaration of Politically-Exposed Person All the candidates declare, individually and for all legal purposes, that they are not politically-exposed persons, under applicable regulations, except for (i) Mr. Eduardo Refinetti Guardia, who has declared he is a politically-exposed person, pursuant to CVM Instruction 301, of April 16, 1999, as amended, since he holds a position in the Executive Branch of the Federal Government, namely, Executive Secretary of the Ministry of Finance. Percentage of attendance at Board of Directors meetings during the fiscal year ended December 31, 2016 Board of Directors Total Meetings held by the Board during the last fiscal year since the investiture of the director % of attendance of the director at meetings after his or her investiture Gueitiro Matsuo Genso 19 95% Dan Antonio Marinho Conrado 19 89% Marcel Juviniano Barros 19 89% Eduardo Refinetti Guardia 9 78% Fernando Jorge Buso Gomes 19 79% Denise Pauli Pavarina N/A N/A

30 Percentage of Attendance at Committee Meetings in the Fiscal Year Ended December 31, 2016 The below information refers exclusively to the candidates highlighted above who held positions on Company committees during the last fiscal year, segregated by committee below: member at meetings member at meetings after his investiture Governance and Sustainability Committee Total Meetings held by the respective body during the last fiscal year since the investiture of the Committee member % of attendance of the member at meetings Fernando Jorge Buso Gomes 13 100% Eduardo de Oliveira Rodrigues Filho 13 100% Arthur Prado Silva 6 0% Financial Committee Total Meetings held by the respective body during the last fiscal year since the investiture of the Committee member % of attendance of the after his investiture Fernando Jorge Buso Gomes 24 100% Eduardo de Oliveira Rodrigues Filho 24 96% Strategic Committee Total Meetings held by the respective body during the last fiscal year since the investiture of the Committee member % of attendance of the after his investiture Gueitiro Matsuo Genso 1 100% Oscar Augusto Camargo Filho 1 100% Eduardo de Salles Bartolomeo N/A N/A Dan Antonio Marinho Conrado 1 100% Shinichiro Omachi N/A N/A Oscar Augusto Camargo Filho 19 79% Eduardo de Salles Bartolomeo 11 55% Gilberto Antonio Vieira 19 0% Arthur Prado Silva 19 0% Francisco Ferreira Alexandre 19 0% Robson Rocha 19 0% Moacir Nachbar Junior 19 11% Luiz Maurício Leuzinger 19 21% Yoshitomo Nishimitsu 19 79% Eduardo de Oliveira Rodrigues Filho 19 21%

31 member at meetings member at meetings 4.3.2 Nominated by Vale’s Employees Pursuant to the provisions set forth in § 5 of Article 11 of the Company’s Bylaws, one member and his or her alternate of the Board of Directors shall be elected or removed, in separate vote, by Vale’s employees. Thus, the process of direct voting, by Vale’s employees, of one member of the Board of Directors of the company and his or her respective alternate, was conducted by an Electoral Board specially created for this purpose. All employees were invited to run, and 24 (twenty-four) tickets were formed for the election. The elections were held on February 21 to 23, 2017, and after the counting of the votes and confirmation of the results, ticket “7,” composed of Mr. Lucio Azevedo and Mr. Raimundo Nonato Alves Amorim, respectively the principal and alternate members, received the most votes. Below you will find the information (pursuant to items 12.5 to 12.10 of the Reference Form, as set forth in Exhibit A of CVM Instruction 552/2014, due to the instruction set out in Circular Letter/CVM/SEP/no. 01/2017), with respect to the members chosen by the employees. The election shall be ratified at the Annual Shareholders’ Meeting, pursuant to the provisions set forth in § 5 of Article 11 of the Company’s Bylaws. Name Lucio Azevedo Raimundo Nonato Alves de Amorim Date of Birth 12/8/1958 2/17/1959 Occupation Train operator Electro-mechanical Technician CPF/MF or Passport 526.635.317-15 147.611.573-72 Controller Committee Total Meetings held by the respective body during the last fiscal year since the investiture of the Committee member % of attendance of the after his investiture Moacir Nachbar Junior 5 80% Executive Development Committee Total Meetings held by the respective body during the last fiscal year since the investiture of the Committee member % of attendance of the after his investiture Oscar Augusto Camargo Filho 8 100% Marcel Juviniano Barros 8 75% Fernando Jorge Buso Gomes 8 88%

32

Position to hold	Member of the Board of Directors	Alternate Member of the Board of Directors
Election Date	4/20/2017	4/20/2017
Date of investiture	Up to 5/19/2017	Up to 5/19/2017
Term of Mandate	Until the 2019 Annual Shareholders' Meeting	Until the 2019 Annual Shareholders' Meeting
Other positions held or duties exercised at Vale	Not Applicable	Not Applicable
Nominated/Elected by the controlling shareholder	No	No
Independent member?	Yes	Yes
Number of consecutive terms	1	0

Main professional experience:

Lucio Azevedo
Member of the Board of Directors of Vale (since April 2015), and employee of Vale S.A. (since 1985), where he holds the position of train operator, assigned to the union Sindicato dos Trabalhadores em Empresas Ferroviárias dos Estados do Maranhão, Pará e Tocantins. His main professional experience in the past five years includes: President of Sindicato dos Trabalhadores em Empresas Ferroviárias dos Estados do Maranhão, Pará e Tocantins (since 2013), a trade union. Mr. Lucio Azevedo has not completed high school.

Raimundo Nonato Alves de Amorim
His main professional experience in the past five years includes: (i) Alternate Member of the Board of Directors of Vale (from April 2009 to April 2013) and (ii) President of Sindicato dos Trabalhadores na Indústria de Extração de Ferro e Metais Básicos de Marabá, Parauapebas, Curionópolis e Canaã dos Carajás – PA (since November 2001), a trade union. He received training as an Electrical Technician from Departamento de Ensino Supletivo DESU/SEDUC.

Declarations

Judicial and administrative convictions (including criminal).

The candidates named above declare, individually and for all legal purposes, that, over the past five (5) years, they were not subject to (i) any criminal conviction, (ii) any adverse judgment in an administrative proceeding from the Brazilian Securities and Exchange Commission or (iii) any conviction in a final and unappealable decision, at a

33 judicial or administrative level, that has suspended or disqualified them from performing of any professional or commercial activity. Marital relationship, stable relationship or family relationship up to second degree. The candidates declare, individually and for all legal purposes, that there is no marital relationship, civil union or family relationship up to second degree among them and (i) Vale’s managers; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale. Relations of Subordination, Provision of Service or Control. The candidates declare, individually and for all legal purposes, that although they are employees of Vale, they were assigned to the above-mentioned trade unions according to prevailing law, and that, therefore, there are no relations of subordination, provision of service or control, in the past three (3) fiscal years, between him and (i) direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries. Declaration of Politically-Exposed Person All the candidates declare, individually and for all legal purposes, that they are not politically-exposed persons, under applicable regulations. Percentage of attendance at Board of Directors meetings during the fiscal year ended December 31, 2016 member at meetings after his Conselho de Administração Total Meetings held by the respective body during the last fiscal year since the investiture of the director % of attendance of the investiture Lucio Azevedo 19 47% Raimundo Nonato Alves de Amorim N/A N/A

34 Percentage of Attendance at Committee Meetings in the Fiscal Year Ended December 31, 2016 Mr. Lucio Azevedo and Mr. Raimundo Nonato Alves de Amorim did not hold positions on committees in the Company in the last fiscal year. 4.4 – Election of members of the Fiscal Council Under Article 36 of Vale’s Bylaws, the Fiscal Council is a permanent body, comprised of three (3) to five (5) principal members and their respective alternates, who remain in their positions until the first Annual Shareholders’ Meeting after their election. The election of the members of the Fiscal Council shall comply with the prevailing law and Vale’s Bylaws. As set forth in Article 10 of CVM Instruction 481/2009, below is the information about the candidates nominated for election/reelection by shareholder Valepar S.A. to hold the positions of principal members and alternate members of the Fiscal Council (pursuant to items 12.5 to 12.10 of the Reference Form, as set forth in Annex A of CVM Instruction 552/2014, due to the instruction set out in Circular Letter/CVM/SEP/no. 01/2017). Permanent members Name Marcelo Amaral Moraes (1) Marcus Vinícius Dias Severini(1) Eduardo Cesar Pasa Date of Birth 7/10/1967 10/2/1957 9/2/1970 Occupation Bachelor’s Degree in Economics Accountant Banker CPF/MF or Passport 929.390.077-72 632.856.067-20 541.035.920-87 Position to hold Principal Member of the Fiscal Council Principal Member of the Fiscal Council Principal Member of the Fiscal Council Election date 4/20/2017 4/20/2017 4/20/2017 Date of investiture Up to 5/19/2017 Up to 5/19/2017 Up to 5/19/2017 Term of office Until the Annual 2018 Shareholders’ Meeting Until the Annual 2018 Shareholders’ Meeting Until the Annual 2018 Shareholders’ Meeting Other positions held or duties exercised at Vale Not Applicable Not Applicable Member of the Controller Committee (since 2014) Nominated/Elected by controlling shareholder Yes Yes Yes Independent Member? N/A N/A N/A

35 (1) There is no nomination of an alternate member for this candidate. Shareholders’ Meeting Main professional experience: Principal members Marcelo Amaral Moraes Member of the Fiscal Council of the Vale (since April 2004), where he also held the position of Alternate Member of the Board of Directors (from May to August 2003). His main professional experience in the last five years includes: (i) Member of the Fiscal Council of Aceco Ti S.A., a privately-held company specialized in designing, implementing and maintaining data centers (since March 2016); (ii) Member of the Board of Directors of Eternit S.A. (since April 2016), a publicly-held company specialized in several activities such as exploitation of agricultural activities, purchase and sale of gold, industrialization of cement, concrete, and plaster products, among others; (iii) Executive Officer of Capital Dynamics Investimentos Ltda. (from January 2012 to April 2015), a private equity manager. He completed his undergraduate degree in Economics at Universidade Federal do Rio de Janeiro in January 1991, an MBA at COPPEAD da UFRJ in November 1993, and Alternate members Name Vacant Vacant Sergio Mamede Rosa do Nascimento Date of Birth n/a n/a 4/29/1954 Occupation n/a n/a Manager CPF/MF or Passport n/a n/a 650.042.058-68 Position to hold n/a n/a Alternate Member of the Fiscal Council Election date n/a n/a 4/20/2017 Date of investiture n/a n/a Up to [5/19/2017 Term of office n/a n/a Until the 2018 Annual Other positions held or duties exercised at Vale n/a n/a Not Applicable Nominated/Elected by controlling shareholder n/a n/a Yes Independent member? n/a n/a N/A Number of consecutive terms n/a n/a 1 Number of consecutive terms 14 0 0

36 a graduate degree in Corporate Law and Arbitration at Fundação Getúlio Vargas, in November 2003. Marcus Vinícius Dias Severini His main professional experience in the last five years includes: (i) Vale’s Controlling Officer (from October 1994 to March 2015); (ii) Member of the Fiscal Council of BRF S.A. (since April 2015), a publicly-held company in the food sector and (iii) Member of the Fiscal Council of Mills Estruturas e Serviços de Engenharia S.A. (since April 2015), a publicly-held company in the civil construction sector. He completed his undergraduate degree in Electrical Engineering at Universidade Federal Fluminense - UFF in December 1979, in Accounting at UniverCidade in December 2003 and a specialization degree in Economics Engineering at UniSUAW in December 1981. Eduardo Cesar Pasa Member of the Controller Committee (since April 2014). His main professional experience in the last five years includes: (i) Officer of the Accounting Department of Banco do Brasil S.A. (since April 2015), a financial institution, where he also held the position of (ii) General Accounting Manager (from March 2009 to April 2015); (iii) Member of the Deliberative Board of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil (since 2010), a supplementary pension entity, which holds an indirect shareholding in the Company through Litel Participações S.A., which, in turn, is a member of the Valepar S.A. controlling block, the controlling shareholder of the Company; (iv) Principal Member of the Fiscal Council of Eletrobras - Centrais Elétricas Brasileiras S.A. (since 2015), a publicly-held company operating in the electric power sector; (v) Principal Member of the Fiscal Council of Cateno Gestão de Contas de Pagamento S.A. (since 2016), a privately-held services company; (vi) Principal Member of the Fiscal Council of Cassi - Caixa de Assistência dos Trabalhadores de Banco do Brasil S.A. (from 2010 to 2014), a privately-held company that operates in the health sector; (vii) Alternate Member of the Fiscal Council of Banco Votorantim S.A. (from 2009 to 2015), a financial institution; and (viii) Principal Member of the Fiscal Council of BBTS - BB Tecnologia e Serviços (from 2008 to 2015), a privately-held services company. He completed his undergraduate degree in Accounting at Centro Universitário de Brasília – UniCeub in September 1995, his Lato-Sensu graduate degree in Accounting at Escola de Pós-Graduação em Economia da Fundação Getúlio Vargas – FGV in July 1997 and a Master’s degree in Accounting Sciences at Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (USP), in April 2003.

37 Alternate members Sergio Mamede Rosa do Nascimento Alternate Member of Vale’s Fiscal Council (since April 2016). His main professional experiences in the past five years include: (i) Member of the Fiscal Council of Fibria Celulose S.A. (from April 2013 to April 2015), a publicly-held company in the cellulose sector; (ii) Member of the Fiscal Council of Marisol S.A. (from April 2011 to July 2012), a publicly-held company in the apparel sector; and (iii) Managing Partner of Barra Livros e Cursos Editora Ltda. (since March 2011). He completed his undergraduate degree in Physics at Universidade de Franca, in 1976, and a graduate degree in Economic Engineering at ICAT - UDF, in 1983, as well as an MBA in finance at IBMEC - Instituto Brasileiro de Mercado de Capitais, in December 1991. Declarations Judicial and administrative convictions (including criminal). All the candidates named above declare, individually and for all legal purposes, that, over the past five (5) years, they were not subject to (i) any criminal conviction, (ii) any adverse judgment in an administrative proceeding from the Brazilian Securities and Exchange Commission or (iii) any conviction in a final and unappealable decision, at a judicial or administrative level, that has suspended or disqualified them from performing of any professional or commercial activity. Marital relationship, stable relationship or family relationship up to second degree. All candidates declare, individually and for all legal purposes, that there is no marital relationship, civil union or family relationship up to second degree among them and (i) Vale’s managers; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale. Relations of Subordination, Provision of Service or Control. All the candidates declare, individually and for all legal purposes, that there are no relations of subordination, provision of service or control, in the past three (3) fiscal years, between him and (i) direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) direct or indirect parent

38 companies of Vale; or (iii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries. Declaration of Politically-Exposed Person All the candidates declare, individually and for all legal purposes, that they are not politically-exposed persons, under applicable regulations, except for (i) Mr. Eduardo Pasa, who has declared he is a politically-exposed person, pursuant to CVM Instruction 301, of April 16, 1999, as amended, since he holds a position of Officer of the Accounting Department of Banco do Brasil S.A. Percentage of attendance at Fiscal Council meetings during the fiscal year ended December 31, 2016 Percentage of Attendance at Committee Meetings in the Fiscal Year Ended December 31, 2016 The below information refers exclusively to the candidate highlighted above who held a position on a Company committee during the last fiscal year. member at meetings Company Committees Controller Committee Total Meetings held by the respective body during the last fiscal year since the investiture of the Committee member % of attendance of the after his investiture Eduardo Cesar Pasa 5 100% Fiscal Council Total Meetings held by the respective body during the last fiscal year since the investiture of the director % of attendance of the director at meetings after his investiture Marcelo Amaral Moraes 13 100% Marcus Vinícius Dias Severini N/A N/A Eduardo Cesar Pasa N/A N/A Sergio Mamede Rosa do Nascimento 13 0%

39 Under the provisions of Art. 10 of CVM Instruction 481/2009 as amended, and to information in items 12.7 and 12.8 of the Reference Form, as set forth in Exhibit A of CVM Instruction 552/2014, due to the instruction set out in Circular Letter/CVM/SEP/no. 01/2017, the Company clarifies that such proposal of management does not include information regarding the candidates to the Company’s Committees, since the new composition of the Advisory Committees to the Company’s Board of Directors will only be established at a later date, at a Meeting of the Board of Directors, by the Directors to be elected or reelected, as applicable, in the Annual Shareholders’ Meeting to be held on April 20, 2017, under Article 18 of Vale’s Bylaws. Thus, the only information presented in the above items is information related to the percentage of attendance in Committee meetings, by candidates to be member of the Board of Directors and the Fiscal Council who were members of Company Committees during the last fiscal year. 4.5 Setting the compensation of members of the Board of Directors and of the Fiscal Council for fiscal year 2017 To vote on this matter, the following documents are made available to the shareholders: (i) the proposal for compensation of members of the board of directors and of the Fiscal Council, which is described in item 13.12 of Exhibit IV to this Manual; and (ii) the information contained in Item 13 of the Reference Form, pursuant to item II of Art. 12 of CVM Instruction 481/2009 as amended, which is attached as Exhibit IV to this Manual.

40 V.ADDITIONAL INFORMATION Any questions or clarifications on the matters listed in the Meeting Agenda can be resolved or obtained, as the case may be, through contact with the Investor Relations Office, including through email at vale.ri@vale.com.

41 VI. PROXY VOTE TEMPLATE [ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [_ _] e inscrito no CPF/MF sob o nº [_ _], residente e domiciliado [ENDEREÇO], na Cidade [ ], Estado [ ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Ordinária da Vale S.A., a ser realizada em primeira convocação no dia 20 de abril de 2017, às 11h, e, se necessário, em segunda convocação em data a ser informada oportunamente, para assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a ata dessa Assembleia Geral, e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo: Ordem do dia: Assembleia Geral Ordinária 1) Apreciação do relatório da administração e exame, discussão e votação das demonstrações financeiras, referentes ao exercício social encerrado em 31 de dezembro de 2016. ( ) a favor ( ) contra ( ) abstenção [SHAREHOLDER], [Identification] (the “Grantor”), hereby appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID no. [_ _] and CPF/MF no. [ ], resident and domiciled at [ADDRESS], in the City of [_ ], State of [_ ] (the “Grantee”), as true and lawful attorney-in-fact to represent the Grantor at Annual Shareholders’ Meetings to be held on first call on April 20, 2017, at 11 a.m., and, if necessary, on second call on a date to be duly informed, with powers to sign the Attendance Book of Vale S.A. Shareholders and the corresponding minutes of such Shareholders’ Meeting, and evaluate, discuss and vote on matters included in the agenda, in accordance with the voting instructions below: Agenda: Annual Shareholders’ Meeting 1) Evaluation of management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2016. ( ) in favor ( ) against ( ) abstain

42 2) Proposta para a destinação do resultado do exercício de 2017. ( ) a favor ( ) contra ( ) abstenção 3) Eleição dos membros do Conselho de Administração e respectivos suplentes indicados pelo acionista controlador. ( ) a favor ( ) contra ( ) abstenção 4) Eleição dos membros do Conselho Fiscal e respectivos suplentes indicados pelo acionista controlador. ( ) a favor ( ) contra ( ) abstenção 5) Fixação da remuneração dos administradores para o ano de 2017. ( ) a favor ( ) contra ( ) abstenção 6) Fixação da remuneração dos membros do Conselho Fiscal para o ano de 2017. ( ) a favor ( ) contra ( ) abstenção Este instrumento é válido por [_ _], a partir da data de sua assinatura. [Local], [Data]. [Acionista] 2) Proposal for the allocation of income or loss in fiscal year 2017. ( ) in favor ( ) against ( ) abstain 3) Election of members of the Board of Directors and respective alternates nominated by the controlling shareholder. ( ) in favor ( ) against ( ) abstain 4) Election of the members of the Fiscal Council and respective alternates nominated by the controlling shareholder. ( ) in favor ( ) against ( ) abstain 5) Establishment of the global remuneration of the Senior Management members, Fiscal Council members and Advisory Committee members for 2017. ( ) Pro ( ) Against ( ) Abstain 6) Establishment of the remuneration of the Fiscal Council members for 2017. ( ) Pro ( ) Against ( ) Abstain This power of attorney shall remain in effect for [ ] as of the date it is signed. [Place], [Date]. [Shareholder]

43 Exhibit I – Absentee Ballot send the shareholder confirmation of 1.Name or corporate name of the shareholder (without abbreviations) 2.CNPJ or CPF of the shareholder 2.1. Email address for the Company to receipt of the ballot 3.Guidelines for completion If the shareholder opts to exercise his or her absentee voting rights, under articles 21-A and following of CVM Instruction 481, of December 17, 2009, as amended (“ICVM 481”), the shareholder must complete this Absentee Ballot (“Ballot”), which shall only be considered valid and the votes cast herein shall only be counted in the quorum for the Annual Shareholders’ Meeting (“Meeting”) of Vale S.A. (“Vale” or “Company”) if the following instructions are observed: (i) the shareholder shall indicate above his or her name (or its corporate name), as well as the number of his or her CPF or its CNPJ, as applicable, and also indicate an e-mail address for an eventual contact (to be filled in the appropriated field in the Ballot); (ii) all the fields must be duly completed; (iii) all the pages must be initialed; and (iv) the last page must be signed by the shareholder or his or her legal representative(s), as applicable and under prevailing law. The Company requires certified signatures on Ballots issued in Brazil and notarization of those issued outside of Brazil. Please note that April 13, 2017 is the last day for RECEIPT of the Ballot through one of the three forms listed in item 4 below, and not the last day for it to be sent. If it is received after April 13, 2017, the votes will not be counted. Shareholders that opt to exercise their right to vote through the Ballot must observe the other rules and formalities described in item 12.2 of the Company’s Reference Form (Rules, policies and practices related to annual meetings), available on the CVM’s website (www.cvm.gov.br).

44 4.Delivery guidelines, indicating the ability to send it directly to the Company or send instructions for completion to the depository or custodian The Ballot will be considered delivered if it is received together with all other required documents, as mentioned below, at least 7 days before the Meeting is conducted, i.e., April 13, 2017 (inclusive). The shareholder opting to exercise his or her vote through the Ballot must do so through one of the following options: 1) Through instructions for completion transmitted to the Company’s depository: The shareholder must transmit his or her voting instructions of the Ballot to the depositary agent of the shares issued by the Company (Banco Bradesco S.A.), only in case of shares which are not deposited in the central depository, observing the rules established and the documents required by the depository. 2) Through instructions for completion transmitted to their respective custodians: The shareholder must transmit his or her voting instructions of the Ballot to the custodians of his or her shares, observing the rules established by and the documents required them. 3) Through sending voting instructions directly to the Company: The shareholders must send the Ballot to the postal address indicated below, together with the documents required by the Company, as detailed in the Manual for the Meeting. The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and authenticated copies of the other documents sent before via email by the shareholder until April 13, 2017. For further clarifications, please access the Manual for Participation in Meeting, available on Company’s website (www.vale.com) and on the websites of the CVM (www.cvm.gov.br), and the BM&FBovespa S.A. – São Paulo Stock Exchange (www.bmfbovespa.com.br) and on the internet. In case of doubt, please contact the Investor Relations Office, through telephone number: +55 21 3485-3900 or through email: vale.ri@vale.com.

45 Simple Resolution 7.Evaluation of management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2016 [] Approve[] Reject[] Abstain Simple Resolution 8.Proposal for the allocation of income or loss for the year 2016: Resolutions 5.Postal address and e-mail for sending the Ballot, in case the shareholder wishes to send the document directly to the company To: Investor Relations Office Avenida das Américas nº 700, bloco 8, 2º andar, loja 218, Barra da Tijuca, in the city of Rio de Janeiro – RJ, Zipcode 22640-100, in attention to Investor Relations Office. e-mail: vale.ri@vale.com 6.Recommendation of the institution hired by the Company to render services of securities depository, with name, physical address and e-mail address and telephone number for contact Banco Bradesco S.A. (Bradesco) Telephone for contact: 0800 701 1616 e-mail: 4010.acecustodia@bradesco.com.br As informed in the Manual for the Meeting, Bradesco informs that the contact information above has the only purpose to provide a channel to the shareholders in order to clarify any questions that they may have regarding the transmission of the Ballot to the depository agent. However, Bradesco will not accept to receive Ballots by means of electronic mail, and only those Ballots presented through any Bradesco Agency, according to the terms and conditions specified in the Manual, will be accepted.

46 Management’s Proposal: R$665,572,764.25 to the “Legal Reserve” account R$1,227,570,177.73 to the “Tax Incentive Reserve” account R$5,894,586,907.98 to the “Investment Reserve” account R$5,523,725,435.04 for the payment of interest on net equity, of which: R$856,975,000.00 (R$0.166293936 per outstanding ordinary or preferred share) were paid in 12.16.2016, as anticipating of the results of 2016 fiscal year; and R$4,666,750,435.04 (R$0.905571689 per outstanding ordinary or preferred share) will be paid on 28.04.2017. [] Approve[] Reject[] Abstain Simple Question 9. Do you wish to require the adoption of the multiple-vote process for election of the Board of Directors, under article 14 of Law no. 6,404 of December 15, 1976, as amended (“Law 6,404/1976”)? [] Yes[] No Election of members of the Board of Directors – Voting by ticket 10. Election of the members of the Board of Directors and respective alternates nominated by the controlling shareholder (sole ticket): Effective Alternate Gueitiro Matsuo Genso Gilberto Antonio Vieira Dan Antonio Marinho Conrado Arthur Prado Silva Marcel Juviniano Barros Francisco Ferreira Alexandre Eduardo Refinetti Guardia Robson Rocha Fernando Jorge Buso Gomes Moacir Nachbar Junior Denise Pauli Pavarina Luiz Maurício Leuzinger Shinichiro Omachi Yoshitomo Nishimitsu Oscar Augusto Camargo Filho Eduardo de Oliveira Rodrigues Filho Eduardo de Salles Bartolomeo Vacant

47 [] Approve[] Reject[] Abstain Simple Question 11. If one of the candidates on the chosen ticket leaves it, can the votes corresponding to your shares continue to be conferred to the chosen ticket? [] Yes[] No Simple Question 12. If multiple votes are adopted, do you wish to distribute the adopted vote in percentages to the candidates comprising the chosen ticket? [] Yes[] No Simple Question 13. Visualization of all the candidates comprising the ticket to indicate the percentage (%) of votes to be attributed. Gueitiro Matsuo Genso (Effective) Gilberto Antonio Vieira (Alternate) []% Dan Antonio Marinho Conrado (Effective) Arthur Prado Silva (Alternate) []% Marcel Juviniano Barros (Effective) Francisco Ferreira Alexandre (Alternate) []% Eduardo Refinetti Guardia (Effective) Robson Rocha (Alternate) []% Fernando Jorge Buso Gomes (Effective) Moacir Nachbar Junior (Alternate) []% Denise Pauli Pavarina (Effective) Luiz Maurício Leuzinger (Alternate) []% Shinichiro Omachi (Effective) Yoshitomo Nishimitsu (Alternate) []% Oscar Augusto Camargo Filho (Effective) Eduardo de Oliveira Rodrigues Filho (Alternate) []% Eduardo de Salles Bartolomeo (Effective) Vacant (Alternate) []%

48 Election of members of the Fiscal Council – Voting by sole ticket 14. Election of members of the Fiscal Council and respective alternates nominated by the controlling shareholder: [] Approve[] Reject[] Abstain 15. If one of the candidates on the chosen ticket leaves it in order to take place the separate appointment, pursuant to art. 161, paragraph 4, of Law 6,404/76, can the votes corresponding to your shares continue to be conferred to the chosen ticket? [] Yes[] No 16. Setting global compensation of the managers, of the members of the Fiscal Council and of the members of Advisory Committees for 2017: Management Proposal: to fix the annual global compensation of the managers, of the members of the Advisory Committees and the members of the Fiscal Council of Vale for fiscal year 2017, in an amount up to R$161,134,088.00, to be individualized by the Board of Directors of Vale. [] Approve[] Reject[] Abstain 17. Setting compensation of the members of the Fiscal Council for 2017: Management Proposal: to fix the monthly compensation of each member of the Fiscal Council, then exercising his position, from May 1st, 2017 until the 2018 Annual Shareholders’ Meeting, which shall not be less than 10% (ten per cent) of the compensation monthly allocated on average for each Executive Director, excluding benefits, representation allowances and profit sharing. In addition to the compensation fixed above, the members of the Fiscal Council will be reimbursed for transport and Effective Alternate Marcelo Amaral Moraes Vacant Marcus Vinícius Dias Severini Vacant Eduardo Cesar Pasa Sergio Mamede Rosa do Nascimento

49 [City], [date] Name and signature of shareholder accommodation expenses necessary to the performance of their functions. The alternate members will only be paid if exercising the position by virtue of vacancy, impediment or absence of its principal member. [] Approve[] Reject[] Abstain

PROPOSAL FOR THE DESTINATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2016 Dear Members of the Board of Directors The Board of Executive Officers of Vale S.A. (“Vale” or “Company”), in lieu with Article 192 of Law #6,404 (as amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of net income for the fiscal year ended December 31, 2016. The net income for the year, according to the Income Statement, amounted to R$13.311.455.285,00 (thirteen billion, three hundred and eleven million, four hundred and fifty five thousand, two hundred and eighty five Brazilian reais), accounted as standards and pronouncements issued by the Brazilian Securities and Exchange Commission (“CVM”) and by the Accounting Standards Committee (“CPC”), for which the following destination is hereby proposed: I - LEGAL RESERVE To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of the Social Capital by force of Article 193 of Law #6,404 and in the Article 42 of Vale’s Bylaws, that is, R$665,572,764.25 (six hundred and sixty five million, five hundred and seventy two thousand, seven hundred sixty-four Brazilian reais and twenty-five cents). The allocation to this reserve may not be recorded in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law #6,404/76) exceeds 30% of the social capital which has been not reached yet. II - TAX INCENTIVE RESERVES Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as defined: (a) establishment report #023/2007 issued by the Agência de Desenvolvimento da Amazônia – ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) establishment report #058/2015 related to tax incentives granted for the extraction of iron ore in the State of Pará; (c) establishment report #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the State of Maranhão and (d) establishment report #074/2014 related to tax incentives granted to the extraction of nickel at Ourilândia do Norte in the State of Pará. Vale also benefits from a reinvestment benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to reinvest part of the income tax due in the acquisition of new equipment for the operational plants located in areas where SUDAM and SUDENE act upon. According to the article #545 of the Income Tax Regulation the amount benefited and not paid to ITR is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity, to be used exclusively for capital increase or to absorb losses.

Based in article 195-A of Law#6,404, included by #11,638, we propose the allocation in the amount of R$884,532,313.90 (eight hundred and eighty four million, five hundred and thirty two thousand, three hundred and thirteen Brazilian reais and ninety cents) for that reserve, in which is equivalent to total tax not benefited by Vale, resulting from the following incentives in the area of SUDAM: (a) R$762,774,678.73 (seven hundred and sixty two million, seven hundred and seventy four thousand, six hundred and seventy eight Brazilian reais and seventy three cents) as income tax reductions due in 2016; (b) R$48,875,990.97 (forty eight million, eight hundred and seventy five thousand, nine hundred and ninety Brazilian reais and ninety seven cents) as reinvestments in the year-base 2016; (c) R$72,881,644.20 (seventy two million, eight hundred and eighty one thousand, six hundred and forty four Brazilian reais and twenty cents) as reinvestments in the year-base 2012. Based in article 30 of law #12,973 of 2014, we also propose the allocation in the amount of R$343,037,863.83 (three hundred and forty three million, thirty seven thousand, eight hundred and sixty three Brazilian reais and eighty three cents) for that reserve, in which is equivalent to total reconstitution of tax incentive reserve used to absorb losses for the year of 2015, and refers to the following source of incentives: (a) R$124,918,106.24 (one hundred and twenty four million, nine hundred and eighteen thousand, one hundred and six Brazilian reais and twenty four cents) as income tax reductions due in the year-base 2016 – SUDAM; (b) R$36,851,970.35 (thirty six million, eight hundred and fifty one thousand, nine hundred and seventy Brazilian reais and thirty five cents) as reinvestments in the year-base 2014 – SUDAM; (c) R$ 174,213,784.09 (one hundred and seventy four million, two hundred and thirteen thousand, seven hundred and eighty four Brazilian reais and nine cents) as reinvestments in the year-base 2011-SUDAM; (d) R$7,054,003.15 (seven million, fifty four thousand and three Brazilian reais and fifteen cents) as part of the outstanding balance of the income tax reductions due in the year-base 2012 – SUDAM. III - INVESTMENT RESERVES To this reserve must be allocated the amount necessary to ensure the maintenance and development of the Company's main activities, up to the limit of 50% of net income for the year based in article 40 and pursuant to item II, article 43 of the Company's Bylaws. Therefore, we propose to allocate to this reserve the amount of R$5,894,586,907.98 (five billion, eight hundred and ninety four million, five hundred and eighty six thousand, nine hundred and seven Brazilian reais and ninety-eight cents). IV - REMUNERATION TO SHAREHOLDERS’ EQUITY Pursuant to Article 42 of Vale’s Bylaws, after establishing the legal and tax incentive reserves, the proposed allocation of the remaining amount of the net income at the end of each fiscal year shall be submitted to the Annual Shareholders’ Meeting by the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity, according to Article 9, Paragraph 7 of Law #9,249, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Pursuant to Article 44 of the Bylaws, at least 25% of the net income of the year, adjusted under the legislation shall be allocated to payment of dividends. The adjusted net income of the year of 2016 was R$11,761,350,206.85 (eleven billion, seven hundred and sixty one million, three hundred and fifty thousand, two hundred and six Brazilian reais and eighty five cents), in which corresponds to the net income of the year of R$13.311.455.285,00 (thirteen billion, three hundred and eleven million, four hundred and fifty five thousand, two hundred and eighty five Brazilian reais), reduced by the amount of the constituted legal reserve of R$665,572,764.25 (six hundred and sixty five million, five hundred and seventy two thousand, seven hundred and sixty four Brazilian reais and twenty five cents), and the allocation to the tax incentive reserve of R$884,532,313.90 (eight hundred and eighty four million, five hundred and thirty two thousand, three hundred and thirteen Brazilian reais and ninety cents). Therefore, the minimum mandatory remuneration of 25% of the adjusted net income as dividends amounts to R$3,459,223,253,25 (three billion, four hundred and fifty nine million, two hundred and twenty three thousand, two hundred and fifty three Brazilian reais and twenty five cents), which corresponds to R$0.671253946 per outstanding common or preferred share. Pursuant to Article 5, Paragraph 5 of the Bylaws, the holders of preferred classes A and golden shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of the Bylaws as per the following criteria: (a) priority to receive dividends corresponding to (i) at least 3% (three percent) of the shareholders’ equity share value, calculated based on the financial statements used as reference for the payment of dividends or (ii) 6% (six percent) calculated over the part of capital represented by this class of shares, whichever is the higher between them; (b) right to participate in the profits distributed, on equal terms with common shares after assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph "a" above. As of December 31, 2016, the reference value for the minimum mandatory remuneration of the preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$ 1,792,763,468.29 (one billion, seven hundred and ninety two million, seven hundred and and sixty three thousand, four hundred and and sixty eight Brazilian reais and twenty nine cents), corresponding to R$0.911085781 per outstanding preferred share or (b) 3% of the shareholders’ equity per outstanding preferred share, is R$1.487.342.569,74 (one billion, four hundred and eighty seven million, three hundred and forty two thousand, five hundred and sixty nine Brazilian reais and seventy four cents), corresponding to R$0.755870304, per outstanding preferred share. Considering the total balance of mandatory remuneration related to the fiscal year of 2016, as noted, the prerogative to pay interest on shareholders’ equity, based on Articles 42, sole paragraph and 45 of the Bylaws, Vale´s actual financial position, according to the balance sheet related to the 2016 and the option by equal shareholders’ treatment, the Board of Executive Officers hereby proposes the shareholders’ distribution the total gross amount of R$5,523,725,435.04 (five billion, five hundred and twenty three million, seven hundred and twenty five thousand, four hundred and thirty five Brazilian reais and four cents) as interest on shareholders' equity, under the terms stated in sequence. The ratification of the distribution of interest on shareholders’ equity based on the Board of Executive Officers proposal, as approved by the Board of Directors, at the meeting held on November 28, 2016, in the total gross amount of R$856,975,000.00 (eight hundred and fifty six million and nine hundred and seventy five Brazilian reais), equivalent to R$0.166293936 per outstanding common or preferred share, paid at December 16, 2016, relative to advances of distribution of net income of the year of 2016. Therefore, the mandatory dividend has not been fully paid, as there is an additional amount to be distributed refers to net income for the year of 2016, in the amount of R$4,666,750,435.04 (four billion, six hundred and sixty six million, seven hundred and fifty thousand, four hundred and thirty five Brazilian reais and four cents), equivalent to R$0.905571689 per outstanding share, common or preferred share, to be paid until April 30, 2017. Therefore, the mandatory dividend for the year of 2016 has not yet been fully distributed, with an additional amount to distribute. As a consequence, the gross amount of R$ 4,666,750,435.04 (four billion, six hundred and sixty six million, seven hundred and fifty thousand, four hundred and thirty five Brazilian reais and four cents) will be submitted to the Board of Directors and to the Annual General Meeting for approval in the form of interest on capital, in which is equivalent to the gross amount of R$ 0.905571689 per outstanding common or preferred share, subject to the incidence of income tax at the current rate, to be paid until April 30, 2017. All shareholders holding shares issued by Vale on the closing of BM&F Bovespa on April 20, 2017 and all holders of American Depositary Receipts ("ADRs") issued by Vale on the closing of New York Stock Exchange ("NYSE") and Euronext Paris on April 26, 2017 shall be entitled to receive these remuneration. Therefore, the shares and ADRs issued by Vale will be traded ex-dividend at BM&F Bovespa, NYSE and Euronext Paris as from April 24, 2017. V - SUMMARY This proposal covers the following allocation of net income for the year 2016: R$ SOURCES Net income of the year 13,311,455,285.00 13,311,455,285.00 ALLOCATIONS Reserve constitution: Legal Tax incentive Investments 665,572,764.25 1,227,570,177.73 5,894,586,907.98 7,787,729,849.96 Shareholders’ remuneration: Advances of interest on shareholders’ equity paid in December, 2016 Interest on shareholders’ equity to be paid in 2017 856,975,000.00 4,666,750,435.04 5,523,725,435.04 13.311.455.285,00 Based on the foregoing, we hereby submit to the Board of Directors the present proposal, according to resolution the Board of Executive Officers. Rio de Janeiro, February 20, 2016. Murilo Pinto de Oliveira Ferreira Chief Executive Officer Clovis Torres Junior Executive Officer (Human Resources, Health & Safety, Sustainability, Energy, Mergers and Acquisitions, Governance, Corporate Integrity, Legal and Tax) Roger Allan Downey Executive Officer (Fertilizers, Coal and Strategy) Luciano Siani Pires Chief Financial Officer and Investors Relations Gerd Peter Poppinga Executive Officer (Ferrous) Jennifer Anne Maki Executive Officer (Base Metals)

Humberto Ramos de Freitas Executive Officer (Logistics and Mineral Research) Cron.007/2017

BOARD OF DIRECTOR´S REPORT ON MANAGEMENT REPORT AND ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016 The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the managements’ report as well as of the financial statements for the fiscal year ended December 31, 2016, unanimously resolved to approve such proposal. Due to the resolution above, the Board of Directors is favorable to the submission of such documents to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2017. Rio de Janeiro, February 22, 2017. Gueitiro Matsuo Genso Chairman Fernando Jorge Buso Gomes Vice-Chairman Dan Conrado Director Marcel Juviniano Barros Director Eduardo Refinetti Guardia Director Oscar Augusto de Camargo Filho Director Eduardo de Salles Bartolomeo Director Alberto Guth Director Luiz Mauricio Leuzinger Director Yoshitomo Nishimitsu Director

BOARD OF DIRECTOR’S REPORT ON PROPOSAL FOR THE DESTINATION OF EARNINGS FROM THE FISCAL YEAR ENDED DECEMBER 31, 2016 The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the Executive Officer Board’s proposal for the destination of profits earned in the fiscal year ended December 31, 2016, is favorable to the submission of such proposal to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2017. Rio de Janeiro, February 22, 2017. Gueitiro Matsuo Genso Chairman Fernando Jorge Buso Gomes Vice-Chairman Dan Conrado Director Marcel Juviniano Barros Director Eduardo Refinetti Guardia Director Oscar Augusto de Camargo Filho Director Eduardo de Salles Bartolomeo Director Alberto Guth Director Luiz Mauricio Leuzinger Director Yoshitomo Nishimitsu Director

OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR THE DESTINATION OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2016 The Fiscal Council of Vale S.A. (“Vale") in carrying out its legal and statutory duties, having examined Management Proposal for the destination of earnings for the year ended December 31, 2016, is of the opinion that the proposal is appropriate to be approved by the Stockholders’ Annual General Meeting of the Company. Rio de Janeiro, February 22th, 2017. Marcelo Amaral Moraes Chairman Oswaldo Mário Pego de Amorim Azevedo Member Sandro Kohler Marcondes Member Paulo José dos Reis Souza Member Raphael Manhães Martins Member

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016 The Fiscal Council of Vale S.A. (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders’ Equity, Statement of Added Value and the respective Notes of the Financial Statements relative to the fiscal year ended December 31, 2016 and based on the opinion of the independent auditors, is of the opinion that the aforementioned information, examined in accordance with applicable corporate legislation, is appropriate to be approved by the Stockholders’ Annual General Meeting of the Company. Rio de Janeiro, February 22th, 2017. Marcelo Amaral Moraes Chairman Oswaldo Mário Pego de Amorim Azevedo Member Sandro Kohler Marcondes Member Paulo José dos Reis Souza Member Raphael Manhães Martins Member

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING On February 22, 2017, at 9:30 am, met, ordinarily, at Rua Almirante Guilhem, 378, 7º floor, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Dan Conrado, Marcel Juviniano Barros, Eduardo Refinetti Guardia, Oscar Augusto de Camargo Filho, Eduardo de Salles Bartolomeo, Alberto Ribeiro Guth, and the alternates Mrs. Luiz Maurício Leuzinger and Yoshitomo Nishimitsu, and also Mr. Clovis, Torres, Executive Officer and General Counsel of Vale S.A. (“Vale”), as secretary, having unanimously resolved upon the following: “INDICATION OF EFFECTIVE MEMBER OF THE VALE’S BOARD OF DIRECTORS – Considering the existence of a vacant position, the Board of Directors approved the nomination, under Article 11, § 10 of the Bylaws, of Ms. DENISE PAULI PAVARINA, Brazilian, divorced, bank clerk, bearer of the Identity card #11.974.549-5 issued by SSP/SP, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #076.818.858-03, with commercial address at Núcleo Cidade de Deus, s/nº, Prédio Vermelho, 4º floor, Vila Yara, Osasco, São Paulo, as Effective Member of the Vale’s Board of Directors. The Director appointed herein, whose term shall last until the next Shareholders’ General Meeting to be held, declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976).”; and “FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR 2016 AND RELATED ACTS – (…) With a favorable report of the Financial Committee and of the Fiscal Council, as reported by Marcelo Amaral Moraes present at the meeting under the provisions of Article 163, §3, of Law No. 6404/76, and in the presence of Messrs. Manoel Fernandes and Bernardo Moreira, representatives of KPMG Auditores Independentes, external auditor according to Brazilian and North American accounting standards, which issued a favorable opinion the Companie's Financial Statements for the financial year 2016, the Board of Directors approved: (i) the Annual Report, the balance sheet and further financial statements of Vale for the year ended 12/31/2016; and (ii) having examined the Proposal of the Executive Board of Vale, the Allocation of the Result for the year ended 12/31/2016 (…).” I hereby attest that the items above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company. Rio de Janeiro, 22nd February, 2017. Clovis Torres Secretary

Annex to the Proposal for Earnings Distribution relative to the fiscal year ended December 31, 2016 Under Article 9, § 1, subitem II and Annex 9-1-II of CVM Rule No. 481/09, we highlight the following: preferred share. 1/5 DESCRIPTION INFORMATION 1. Net income for the fiscal year of 2016 R$13,311,455,285.00 2. Overall and per outstanding share value of dividends, including anticipated dividends and interest on shareholders’ equity already declared Overall amount of: R$5,523,725,435.04 In the amount of R$1.071865625 per outstanding share, either common or preferred (class “A” and the golden shares). 3. Percentage of distributed net income relating to fiscal year 2016 41% of the net income 4. Overall and per outstanding share value of dividends based on profits from previous years Not applicable 5. Shareholders Remuneration for the 2016 fiscal year, interest on shareholders’ equity deliberated on November 28, 2016. Segregated gross amount of interest on shareholders’ equity per outstanding share of each type and class: R$4,666,750,435.04, equivalent to R$0.905571689 per outstanding share, per outstanding common or Form and period of payment of interest on shareholders’ equity: The amount will be distributed as interest on shareholders' equity and it will be paid up to 04/28/2017. Inflation adjustment of the proposed dividend amounts and interest on the proposed interest on shareholders’ equity: not applicable The declaration date for the payment of interest on shareholders’ equity, which shall be considered as the record date, pursuant to the Dividend Policy: April 28th, 2017. 6. Interest on shareholders’ equity deliberated on November 28, 2016 Total gross value of R$856,975,000,00, equivalent to R$0.166293936 per outstanding share common or preferred (Class “A” and golden share), in the form of interest on shareholders’ equity Payment Date: December 16, 2016.

Net income (loss) of the year per share (i) 2.583055857 (8.579268415) 0.185195998 Net remuneration to shareholders’ equity per share (i) 0.911085781 0.885106375 1.657320033 2/5 7. Provide a comparative table indicating the following amounts per outstanding share of each type and class: a) net income of this current fiscal year and the previous 3 (three) years; b) dividends and interest on shareholders’ equity as distributed in the previous 3 (three) fiscal years. R$ 201620152014 Gross remuneration to shareholders’ equity per share (i) 1.0718656250.9753705241.889780996 (i) Equal values for all type and classes of shares. 8. Allocation of profits to legal reserve Amounts allocated to the legal reserve: R$665,572,764.25 Description of the calculation of the legal reserve: Before any other allocation, 5% of the net profits of the fiscal year must be placed in this reserve, which is limited to 20% of the paid up capital, in accordance with Article 193 of the Brazilian Corporation (Law 6,404/76) and Article 42 of Vale’s Bylaws. The allocation to this reserve may not be recorded in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law #6,404/76), exceeds 30% of the social capital, which has not been reached 9. Preferred shares entitled to fixed or minimum dividends Description of the calculation formula: Pursuant to Article 5, Paragraph 5 of the Bylaws, the holders of preferred classes A and golden shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of the Bylaws as per the following criteria: (a) priority to receive dividends corresponding to (i) at least 3% (three percent) of the shareholders’ equity share value, calculated based on the financial statements used as reference for the payment of dividends or (ii) 6% (six percent) calculated over the part of capital represented by this class of shares, whichever is the higher between them; (b) right to participate in the profits distributed, on equal terms with common shares after assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph "a" above. The fiscal year’s profit is enough for the full payment of the minimum dividends. The shareholders’ company do not have rights to fixed dividends.

3/5 There are no cumulative installments outstanding. The reference value for the annual minimum dividend of the preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$ 1,792,763,468.29 corresponding to R$0.911085781 per outstanding preferred share or (b) 3% of the shareholders’ equity per outstanding preferred share, is R$1,487,342,569.74, corresponding to R$0.755870304, per outstanding preferred share, whichever is higher. On December, 31, 2016 the minimum remuneration attributed to the preferred shares was R$1,792,763,468.29, equivalent to R$911085781 per preferred share outstanding. 10. Mandatory remunerations Describe the method of calculation provided for in Vale’s Bylaws: Pursuant to Article 42 of Vale’s Bylaws, after the allocation to the legal and tax incentive reserve, the destination of the remaining portion of the net income calculated at the end of each fiscal year shall, by Management proposal, be submitted to the General Shareholders Meeting. The amount, paid or credited, as interest on shareholders equity, according to Article 9, § 7 of Brazilian Law 9,249 and other applicable legislation and regulation, may be accrued to the mandatory dividend and to the minimum annual dividend of the preferred shares, and such amount, for all legal purposes, shall form the sum of the dividends to be distributed by the Company. The proposal for distribution of profits shall include the following reserves: (i) Tax Incentive Reserve, to be constituted in accordance with applicable fiscal legislation;(ii) Investments Reserve, for the purpose of ensuring the maintenance and development of the main activities which comprise the Company's corporate purpose, in an amount not greater than 50% (fifty percent) of distributable net profit and limited to the amount of the Company's share capital. At least 25% of the net annual income, adjusted as per law, shall be devoted as dividends. The minimum mandatory remuneration was distributed fully, whereas paid the total gross amount of R$856,975,000.00 corresponding to R$0.166293936, per outstanding, common or preferred share, paid in December 2016; the total gross amount of R$4,666,750,435.04 corresponding to R$0.905571689, per outstanding, common or preferred share, it will be paid up to April 28th, 2017. Retained amount: Not applicable.

4/5 11. In the event of retention of the mandatory dividend due to the Company's financial condition: (a) inform the retained amount; (b) provide a detailed description, of the Company’s financial condition, including aspects related to the analysis of liquidity, working capital and positive cash flows/ and (c) justify the retention of dividends. Not applicable. 12. In the event of allocation of profits to the contingencies reserve: (a) indicate the amount allocated to such reserve; (b) indicate the contingencies deemed as probable loss and its cause; (c) explain why the loss was deemed probable; and (d) justify the constitution of the reserve. Not applicable. 13. In the event of allocation of profits to the unrealized income reserve: (a) inform the amount allocated to such reserve; and (b) inform the nature of the unrealized profit that gave rise to the reserve. Not applicable. 14. In the event of allocation of profits to the statutory reserves: (a) describe the Bylaws provisions which established the reserve; (b) identify the amount allocated to the reserve; and (c) describe the calculation of such amount. Article 43 of the Bylaws provides that the proposed allocation of profits shall observer the constitution of the following reserves: I – Tax Incentives Reserve, to be constituted in accordance with fiscal legislation in force; II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company's share capital. Based on article 195-A of Law#6,404, included by Federal Law #11,638, we propose the allocation of R$884,532,313.90 to that Reserve, equal to total tax not collected by Vale due to fiscal benefits for the operational plants located in areas where SUDAM act upon. The net income remaining after allocation to distribute the amounts relating to the Legal Reserve, the Reserve Tax Incentive and remuneration to shareholders’ equity was allocated fully to the investment reserve, in amount of R$5,894,586,907.98.

5/5 15. Retained earnings provided for in the Investment Budget Not applicable. 16. Destination of profits to the Tax Incentive Reserve The amount of R$884,532,313.90 was allocated to the Tax Incentive Reserve. Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as defined: (a) Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia – ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) Report Establishing #058/2015 related to tax incentives granted for the extraction of iron ore in the State of Pará; (c) Establishmnet Report #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the State of Maranhão and (d) Report Establishing #074/2014 related to tax incentives granted to the extraction of nickel at Ourilândia do Norte in the State of Pará. Vale also benefits from a Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to reinvest part of the income tax due in the acquisition of equipment for the operational plants located in areas where SUDAM areas act. According to the tax law (article #545 of the Income Tax Regulation) the amount benefited and not paid to ITR is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity, to be used exclusively for increase capital or to absorb losses. As mentioned above and based on article 195-A of Law#6,404, included by Federal Law #11,638, we propose the allocation of R$884,532,313.90 to that reserve, equal to total tax not collected by Vale due to fiscal benefits mentioned above. Additionally, based on article 19 of law #12,973 of 2014, we propose the allocations of R$343,037,863.83, equivalent to the reconstitution of the entire tax incentive reserve to absorb the loss for the year of 2015.

10. Comments of the directors 10.1. General financial and equity conditions The financial information included in this Reference Form, unless specifically stated otherwise, refers to our consolidated financial statements for the years ending on December 31, 2014, 2015 and 2016. Information in this item 10 of the Reference Form must be read and analyzed jointly with our consolidated financial statements, available on our website (www.vale.com.br) and the website of the Securities and Exchange Commission (www.cvm.gov.br). The comparative information referring to the years ending on December 31 of 2015 and 2014 was presented again for effects of the application of IFRS 5 “Non-current assets held for sale and discontinued operations" after approval by the Board of Administrators of the sale of the fertilizer assets, as presented in note 14 of our consolidated financial statement of December 31, 2016. a. General Financial and Equity Conditions On December 31, 2016, Vale’s net operational revenue was R$ 94.6 billion and the operational margin (prior to impairment of noncurrent assets and the results in the measuring or the sale of noncurrent assets) was 29.7%. The operating profit was R$ 24.0 billion, mainly due to the increase in prices of its products. It was a year in which the Company sought various opportunities to reduce costs. Vale had a 24.0% reduction in net operational costs (including SG&A, research and development, pre-operational and stoppage, as well as other net operational revenues (expenses), corresponding to R$ 1,690 billion, in comparison with the same period of 2015. Additionally, Vale had a reduction in “impairment of assets”, to R$ 34,940 billion compared to R$ 33.945 billion in 2015. Cash generation from continued operations, measured by Adjusted EBITDA1, was R$ 40.9 billion in 2016. On December 31, 2015, Vale’s net operational revenue was R$ 78.1 billion and the operational margin (prior to impairment of noncurrent assets and the results in the measuring or the sale of noncurrent assets) was 10.5%. The operational loss was R$ 25.7 billion in 2015, an approximate reduction R$ 45.4 billion compared to the operational profit in 2014, mainly due to the increase of the “impairment of non-current assets and onerous contracts” at R$ 33.9 billion and a drop in ore prices. It was a year in which we persisted with the Company’s efforts to cut costs, show discipline in investments and focus on the core business. Vale had a 19.8% reduction in net operational costs (including SG&A, research and development, pre-operational and stoppage, as well as other net operating revenues (costs)), corresponding to R$ 1,746 billion, relative to 2014. Cash generation from continued operations, measured by Adjusted EBITDA1, was R$ 21.7 billion in 2015. 1 Adjusted EBITDA is the operational profit or loss plus the dividends received from affiliates and joint ventures and excluding depreciation, depletion, and amortization, impairment of non-current assets, onerous contracts and result in the measurement or sale of non-current assets.

On December 31, 2014, Vale's net operational revenue was R$ 82.6 billion and the operational margin (prior to impairment of noncurrent assets and the results in the measuring or the sale of noncurrent assets) was 24.3%. The operational profit was R$ 19.7 billion in 2014. Cash generation from continued operations, measured by Adjusted EBITDA[1], was R$ 30.4 billion in 2014.

The sale of ferrous minerals - iron ore, pellets, manganese ore and ferroalloy and other ferrous products and services – represented 73.9% of total net operating revenues of the Company in 2016, in comparison with the 71.0% in the same period of 2015. In 2014, the total net revenue of ferrous minerals was 73.1%.

The participation of base metals in the total net revenue was 22.5% in 2016 compared to 26.3% in 2015. In 2014, the base metal participation in net revenue was 22.0%.

In 2016, 2015, and 2014, the participation of coal in the total net revenue was 3.0%, 2.2%, and 2.1%, respectively.

Other segments represented 0.6% of the total net operational sales revenue in 2016, in comparison with 0.5% in 2015. In the year 2014, the contribution of other products to the total net operational revenue was 2.8%.

	For the Fiscal Year Ended: on December 31,		
Business segments	**2014**	**2015**	**2016**
Ferrous Minerals	73.1%	71.0%	73.9%
Base Metals	22.0%	26.3%	22.5%
Coal	2.1%	2.2%	3.0%
Others	2.8%	0.5%	0.6%
Total	**100.0%**	**100.0%**	**100.0%**

On December 31, 2016, the gross debt of the Company (understood as the sum of loans and financing of our current liabilities and non-current liabilities) added up to R$ 95,564 billion, compared to R$ 112,666 billion, on December 31, 2015, representing a 15.2% reduction, mainly due to the appreciation of the real compared to the US dollar. Despite the reduction in gross debt in Reais for that period, the gross debt in US dollars had an increase of 1.6%, from US$ 28,853 billion on December 31, 2015 to US$ 29,322 billion on December 31, 2016.

On December 31, 2015 and 2014, the gross debt added up to R$ 112,666 billion and R$ 76,517 billion, respectively, and the 47.2% increase observed between those fiscal years was mainly due to depreciation of real compared to the US dollar. Despite the increase of the debt Reais in the period between December 31, 2014 and December 31, 2015, the absolute debt in US presented an increase less than the increase of the gross debt in Reais, namely, 0.2%, going from US$ 28.807 billion on December 31, 2014 to US$ 28.853 billion on December 31, 2015.

On December 31, 2016, the current liquidity index of the Company (which is the index found by dividing the current assets by the current liability) was 1.38, compared to 1.09 on December 31, 2015 and 1.56 on December 31, 2014.The increase in the liquidity index in 2016 compared to the previous fiscal year was mainly due to decrease in Company debt due to the appreciation of real compared to the US dollar, with had an impact on the debt expressed in dollars. The decrease in the liquidity index in 2015 compared to the previous fiscal year was mainly due to the increase in Company debt due to the depreciation of the real compared to the US dollar, which had an impact on the debt expressed in dollars.

On December 31, 2016, the Company had controlling shareholders' equity of R$ 127,241 billion, compared to 131,160 billion on December 31, 2015. Net equity suffered a reduction of 3.0%, mainly as a result of the distribution of the result in the form of interest over own capital. On December 31, 2015, the controlling shareholders' equity was R$ 131.160 billion, that is, 10.4% lower than the net equity on December 31, 2014, resulting from the loss of the fiscal year.

In 2016, 2015 and 2014, Vale distributed dividends and interest on own capital to its shareholders in the amount of R$ 857 million (US$ 250 million), R$ 5.0 billion (US$ 1.5 billion), and R$ 9.7 billion (US$ 4.2 billion), respectively.

b. Capital Structure

The table below presents the model of funding adopted for Company activities, considering equity and third party capital:

In billions	Fiscal year ended on December 31,		
	2014	**2015**	**2016**
Third Party Capital (liabilities + non-current liabilities)	159.814	206.128	188.994
Equity (shareholders' equity)	149.601	139.419	133.702
Total Capital (third party + equity)	309.415	345.547	322.696

c. Payment Capacity in Relation to the Financial Commitments Assumed

The gross debt/adjusted EBITDA was 2.3 on December 31, 2016, compared to 4.8 on December 31, 2015 and 2.5 on December 31, 2014. The reduction of the index verified on December 31, 2016, in comparison with 2015, resulted from the increase in price of *commodities*. The increase of this index in the period between December 31, 2013 and 2015, is due to the fall in the price of commodities and depreciation of the real compared to the US dollar.

The index of interest coverage, measured by the indicator adjusted EBITDA/payment of interest, was 7.2x on December 31, 2016, 4.5x on December 31, 2015, and 7.6x on December 31, 2014. The increase of the index of cover of interest verified on December 31, 2016, in comparison with 2015, resulted from the increase in price of *commodities*. The decrease of this index in the period between December 31, 2015 is due to the decrease in EBITDA, which was impacted by the drop in the price of commodities in the international market.

		On December 31,	
In billions	**2014**	**2015**	**2016**
Gross debt	76.517	112.666	95.564
Cash position*	10.555	14.022	13.891
Financial investments	0.392	0.109	0.059
Net debt	65.570	98.535	81.614

* Includes cash and cash equivalents with expiration of up to 90 days

d. Sources of Financing for Working Capital and Investments in Non-Current Assets

The sources of funds utilized by Vale in the last three business years were generation of operating cash, loans and financing, issue of bonds and securities and sale of investments.

Operating activities from continuing operations generated cash flows of R$ 21.137 billion in 2016, compared to R$ 13.791 billion in 2015 and R$ 27.506 billion in 2014. In the 2016 fiscal year, the operating cash flow suffered variation compared to the previous fiscal year especially due to the increase in price of commodities, of iron ore and pellets. In the 2015 fiscal year, the operating cash flow suffered variation compared to the previous fiscal year mainly due to the drop in price of iron ore and pellets

Among other more relevant operations in the three-year period, the following stand out: • In December 2016, our wholly-owned subsidiary, Vale Canada, received a loan of € 200 million (R$ 688 million) from the French State, with maturity based on a repayment schedule starting at the end of 2021 and concluding in November of 2026, guaranteed by Vale S.A. On December 31, 2016, the unpaid balance of this operation was R$ 688 million. • In August 2016, our wholly-owned subsidiary, Vale Overseas Ltd., issued US$ 1.0 billion (R$ 3.259 billion) in securities with maturity in 2026, guaranteed by Vale S.A. On December 31, 2016, the unpaid balance of this operation was R$ 3.338 billion. • In June 2016, our wholly-owned subsidiary, Vale Overseas Ltd., issued US$ 1.25 billion (R$ 4.074 billion) in securities with maturity in 2021, guaranteed by Vale S.A. On December 31, 2016, the unpaid balance of this operation was R$ 4.087 billion. • In January 2016, we withdrew US$ 3 billion under our revolving credit facilities with syndicates of international banks, which will mature in 2018 and 2020. This amount was fully repaid in 2016; US$ 1.0 billion was repaid in June and the balance of US$ 2.0 billion was paid in November. • In 2016, we took out a loan of US$ 950 million (R$ 3.096 billion) in pre-export finance contracts with commercial banks. On December 31, 2016, the unpaid balance of these operations was US$ 876 million (R$ 2.855 billion). • In November 2015, Vale issued US$ 354 million (R$ 1.154 billion) in credit notes to export with maturity in 2022 with Banco do Brasil. On December 31, 2016, the unpaid balance of these operations was US$ 475 (R$ 1.548 billion). • In August 2015, Vale issued infrastructure debentures to be placed by means of a public offer, in the total amount of R$ 1,350 billion. Infrastructure debentures are to be monetarily adjusted and will pay annual interest, priced at IPCA + 6.6232% a year and IPCA + 6.6252% a year, depending on the series. On December 31, 2016, the unpaid balance of these operations was R$ 1.517 billion). • In May 2015, Vale acquired a new revolving credit facility in the amount of US$ 3.0 billion (equivalent to R$ 9.8 billion), for five years. This revolving credit facility replaces the revolving credit facility of the same amount acquired in 2011, being acquired from a syndicate comprised by 24 global banks. On December 31, 2016, the unpaid balance of these operations was R$ 9.8 billion. • In March 2015, Vale signed a bank credit note with Bradesco for R$ 700 million. This agreement has been used as grounds for the CRI, to fund projects under the S11D Logística, in Complexo Portuário de Ponta Madeira. The agreement term is for seven years, and funds have been fully disbursed by June 30, 2015. On December 31, 2016, the unpaid balance of these operations was US$ 256 million (R$ 835 million). • • From March to July 2015, Vale has acquired and disbursed exporting pre-payments with due dates in five or six years, linked to future sales, summing US$ 1.20 billion (equivalent to R$ 3.9 billion). On December 31, 2016, the unpaid balance of these operations was R$ 3.8 billion. • In December 2014, Vale acquired exporting prepayment with the Bank of China, due in six years, in the amount of US$ 300 million (equivalent to R$ 978 million), which has been disbursed in full. The total term of this operation is 6 years. On December 31, 2016, the unpaid balance of these operations was US$ 986 million. • In May 2014, Vale signed two new funding agreements with the BNDES in the total amount of R$ 6.2 billion. These agreements refer to the deployment of S11D and CLN S11D projects. The financing shall be in effect for ten years and funds will be disbursed in up to three years, according to the projects schedule. By December 31, 2016, R$ 7.731 billion were disbursed under these agreements. • In January of 2014, Vale issued infrastructure debentures to the value of US$ 376 million (equivalent to R$ 1.225 billion). The infrastructure debentures are adjusted for inflation and will pay annual interest, priced according to the IPCA + 6.46% per year (equivalent to NTN-B 2020 – 0.15%), IPCA + 6.57% per year (equivalent to NTN-B 2022 – 0.10%), IPCA + 6.71% per year (equivalent to NTN-B 2024 + 0%) and IPCA + 6.78% per year (equivalent to NTN-B 2030 + 0%), and maturity in 2021, 2024, 2026, and 2029, depending on the series to which they belong. On December 31, 2016, the unpaid balance of these operations was US$ 465 (equivalent to R$ 1.5 billion). • In January 2014, Vale acquired financing in the amount of US$ 775 million (equivalent to US$ 2.5 billion), with the Canadian agency EDC. The financing was divided into two tranches that are in effect for 5 and 7 years. The amount was fully disbursed by December 31, 2014. On December 31, 2016, the unpaid balance of these operations was US$786 (equivalent to R$ 2.6 billion). • e. Potential Sources of Financing used for Working Capital and for Investments in Non-Current Assets for Coverage of Liquidity Deficiency In the regular course of business, the principal need for funds of Vale refers to capital investments, payments of dividends and debt service. The sources of funds frequently used are operating cash flow and financing. The main sources of financing to cover liquidity deficiency are the facilities related to the export transactions offered by local banks (Advance on Foreign Exchange Contract – ACCs, and Advance on Delivered Exchange Instruments - ACEs). Vale has, moreover, revolving lines of credit available that may be used at the option of the debtor. In July 2013, Vale obtained a revolving credit facility in the amount of US$ 2.0 billion (equivalent to R$ 6.5 billion), for five years, while in fiscal year ending on December 31, 2014, Vale has not acquired revolving credit facilities. In May 2015, in turn, the Company acquired another revolving line of credit in the amount of US$ 3.0 billion (equivalent to R$ 9.8 billion), with maturity period of 5 years, totaling, in lines of this type, available on December 31, 2016, the amount of $US$ 5 billion, which may be used by Vale, Vale Canada Ltd. (Vale Canada), and Vale International S.A. (Vale International). In January 2016, we withdrew US$ 3 billion under our revolving credit facilities with syndicates of international banks, which will mature in 2018 and 2020. This amount was fully repaid in 2016, and US$ 1.0 billion was repaid in June and the unpaid balance of US$ 2.0 billion was paid in November. f. Indebtedness levels and composition of such debts

On December 31, 2016, the total debt was R$ 95.564 billion, with a tranche of R$ 1.538 billion guaranteed by Vale's assets, with an average maturity period amortization of 7.91 years and an average cost of 4.63% per year in US dollars.

DEBT STRUCTURE	On December 31,		
in billions	2014	2015	2016
Gross debt	76.517	112.667	95.564
Tranche guaranteed by assets of Vale	5%	1.7%	1.6%
Average term of amortization (in years)	9.10	8.13	7.91
Average cost (in US dollars)	4.5%	4.5%	4.63%

Since July 2005, Vale has been considered investment grade by some of the main rating agencies. On the date of this Reference Form, Vale currently has the following credit risk ratings: BBB- (Standard & Poor's), Ba3 (Moody's), BBB (Dominion Bond Ratings) and BBB (Fitch).

i. Relevant loan and financing contracts

The most important categories of the total debt of the Company are presented below. The values presented exclude the accumulated costs.

- Loans and financing contracted in US dollars (R$ 23.7 billion, R$ 27.5 billion, and R$ 18.7 billion on December 31, 2016, 2015, and 2014, respectively). These loans include credit facilities for exports, financing imports from the export credit agencies and loans from commercial banks and multilateral organizations.

- Fixed income instruments issued in US dollars (R$ 42.6 billion, R$ 50.5 billion, and R$ 35.2 billion on December 31, 2016, 2015 and 2014, respectively). Vale issued various debt securities in the capital market, inclusive through its wholly owned subsidiary, Vale Overseas in the total amount of US$ 13 billion (equivalent to R$ 43.2 billion). The subsidiary Vale Canada issued debt securities in the amount of US$ 400 million (equivalent to R$ 1.3 billion).

- Fixed income instruments issued in euros (R$ 5.2 billion, R$ 6.4 billion and R$ 4.8 billion on December 31, of 2016, 2015 and 2014, respectively). Vale issued debt securities in the capitals market in the total amount of €1.5 Billion (equivalent to R$ 5.2 billion).

- Other debts (R$ 22.0 billion, R$ 21.2 billion, and R$ 16.5 billion on December 31, 2016, 2015 and 2014, respectively). The Company has several loans acquired in Brazil, mainly with the BNDES and some private Brazilian banks, as well as loans and financing in other currencies.

For information on most relevant financing operations in last three fiscal years, see item 10.1(d) above.

ii. Other long-term relationships with financial institutions

Vale and its associated and subsidiary companies have a commercial relationship in the normal course of their business with some of the main financial institutions in the country, according to regular financial market practices.

iii. Degree of subordination among debts

There is no degree of contractual subordination among the Company's unsecured financial debts. Financial debts that are secured through collateral have the privileges and prerogatives granted by the law.

Additionally, considering the total of current and non-current liabilities of the Company, the amount of R$ 188.994 billion or 99.1%, corresponded to unsecured debts on December 31, 2016 compared to R$ 206,128 billion or 97.8% on December 31, 2015 and R$ 136.350 billion or 97.6% on December 31, 2014. Such amounts are subject to the preference of Company obligations that appear as collateral, including mortgage of assets totaling, on December 31, 2016, R$ 1.538 billion or 0.9% of the total current and non-current liabilities of the Company, compared to the amount of R$ 1.937 or 2.2% on December 31, 2015; and R$ 3.485 billion or 2.4% on December 31, 2014. iv. Any restrictions that might be imposed on the issuer, particularly, in relation to limits of indebtedness and contracting new debts, the distribution of dividends, the disposal of assets, the issue of new securities and the transfer of corporate control, as well as if the issuer has been compliant with these restrictions Some long-term financial instruments contain obligations related compliance with financial indicators. The indicators are: (i) leveraging, which is the index obtained by the division of the gross debt over the Adjusted EBITDA (“Leveraging”); and (ii) interest coverage, which is the index obtained by the division of the Adjusted EBITDA with interest expenses (“Interest Coverage”). For further information about Adjusted EBITDA, including its calculation, see item 3.2 of this Reference Form. On December 31, 2016, R$ 19.564 billion of the amount of the Company’s consolidated gross debt, was linked to the Leveraging and Interest Coverage indicators. Vale was in compliance with all the levels required for such indices on December 31, 2015, which, on that date, were: (i) Leveraging: 2.3x, considering that the maximum limit to be observed by the Company was 5.5x; (ii) Interest Coverage: 7.2x, considering that the maximum limit to be observed by the Company was 2.0x. We would point out that, as a preventive measure prior to the conclusion of the 2015 fiscal year, Vale made agreements during the final quarter of the referred to year, to increase the maximum limit of the Leveraging indicator, which previously was 4.5x and which went to 5.5x, as can be observed in the item above. Thus, we explain that the Leveraging indicator was increased to 5.5x by the end of 2016. This type of measure ensures greater flexibility during the period when Vale closes its investment cycle. In addition, no clause is directly limiting the ability to distribute dividends or interest on equity. g. Limits of financing contracted and percentage of use The following is a description of limits set forth by the relevant infrastructure debentures and financing contracts in the last three fiscal years:

Date	Counterparty	Allocation	Value	Percentage Used	Disbursement of funds
5/19/2014	BNDES	Funding of the S11D and CLN S11D projects	R$ 6.2 billion	68%	The credit is available in tranches, according to the projects schedule
12/27/2013	BNDES	Financing for the Tecnored Investment Plan	R$ 137 million	100%	Credit is provided in tranches according to the project' schedule
09/24/2012	BNDES	Financing for CLN150 Project	R$ 3.88 million	99%	Credit is provided in tranches according to the project' schedule
4/01/2008	BNDES	Investments made in Brazil	R$ 7.3 billion	96%	The credit is provided in tranches according to the project schedule

h. Significant alterations in each item of the financial statements

Year ending on December 31, 2015 compared to the year ended on December 31, 2016

Analysis of Operating Results 2015 x 2016

The table below presents the values for the consolidated income statements for the fiscal years ended December 31, 2016 and 2015:

(In billion)	**Fiscal year ended on December 31,**				
Income Statement	**2015**	**AV (%)**	**2016**	**AV (%)**	**Variation (%) (2015 x 2016)**
Income from sales, net	78.057	100.0	94.633	100.0	21.2
Cost of products sold and services rendered	(62.780)	(80.4)	(61.143)	(64.6)	(2.6)
Administrative and sales expenses	(2.009)	(2.6)	(1.755)	(1.9)	(12.6)
Research and development	(1.326)	(1.7)	(1.098)	(1.2)	(17.2)
Pre-operational and shutdown of operation	(3.127)	(4.0)	(1.570)	(1.7)	(49.8)
Other net operating expenses	(0.588)	(0.8)	(0.937)	(1.0)	59.4
Reduction in the recoverable value of non-current assets and onerous contracts	(33.945)	(43.5)	(3.940)	(4.2)	(88.4)
Result in the measurement or sale of non-current assets	0.052	0.1	(0.228)	(0.2)	N/A
Operating profit (loss)	**(25.666)**	**(32.9)**	**23.962**	**25.3**	N/A
Results of Investments in affiliates and joint ventures	(1.526)	(2.0)	1.111	1.2	N/A
Impairment of investments in affiliates and joint ventures	(1.431)	(1.8)	(4.353)	(4.6)	N/A
Net financial income	(36.053)	(46.2)	6.302	6.7	N/A
Income (loss) before income taxes	**(64.676)**	**(82.9)**	**27.022**	**28.6**	**N/A**
Taxation on profit	19.339	24.8	(9.567)	(10.1)	N/A
Losses from discontinued operations	(0.660)	(0.8)	(4.159)	(4.4)	N/A
Loss attributable to non-controlling interests	(1.784)	(2.3)	(0.015)	(0.0)	N/A
Net income (loss) in the year	(44.213)	(56.6)	13.311	14.1	N/A

Income from sales, net

The net operating revenue reached R$ 94.633 billion in 2016, compared to R$ 78.057 billion in 2015, corresponding to a 21.2% increase, due basically, to the increase in the price of *commodities* and greater volumes sold.

Ferrous minerals Iron ore Income from sales of iron ore increased 30.8%, from R$ 41.427 billion in 2015 to R$ 54.187 billion in 2016, mainly due to the increase in price of the ore on the international market, and also because of the increase in volume principally related to the performance of the North System. Pelotas Income from sales of pellets increased 10.8% going from R$ 11.916 billion in 2015 to R$ 13.198 billion in 2016, due to the increase in price of the pellets on the international market, and the increase in volume sold. Ferroalloys and manganese The revenue from the sale of manganese and ferroalloys increased by 99.0%, from R$ 518 million in 2015 to R$ 1.031 billion in 2016, due to the increase in prices. Coal The revenue from the sale of coal increased, from R$ 1.739 billion in 2015 to R$ 2.882 billion in 2016, increasing 65.7%, given the increase in prices and volumes of heating coal in the international market. Base Metals Nickel and other products Revenue from these products maintained its level, going from R$ 15.534 billion in 2015 to R$ 15.504 billion in 2016, mainly due to the increase in the volume of nickel sales, resulting from the operations of New Caledonia and Onça Puma, which were compensated by the drop in price on the international market. Copper The revenue from the sale of copper increased by 16.4%, from R$ 4.957 billion in 2015 to R$ 5.770 billion in 2016, mainly due to the conclusion of the ramp-up in Salobo. Other segments The revenue from other products and services went from R$ 414 million in 2015 to R$ 548 million in 2016, due to the sale of steel plate in the year 2016. Cost of Products Sold and Services Rendered The cost of the products sold and services rendered (excluding depreciation) was R$ 49.797 billion in 2016, a R$ 2.162 billion decrease (4.2%) compared to the R$ 51.959 billion in 2015, mainly due to the impact of exchange variation (R$ 1.085 billion) on costs expressed in dollars, such as, for instance, costs with maritime freight of iron ore and costs of base metal operations outside of Brazil. Costs related to each business area are detailed below: Cost of products sold and services rendered per segment

Ferrous Minerals Base metals Coal Others Total (excluding depreciation) 34.211 14.427 2.857 0.464 51.959 31,475 14.343 3.090 0.889 49.797 Sales and administrative costs Sales and administrative expenses decreased by 12.6%, from R$ 2,009 billion in 2015 to R$ 1,755 billion in 2016, especially due to the continuous streamlining of our corporate structure. Research and development costs Research and development expenses diminished by 17.2%, from R$ 1.326 billion in 2015 to R$ 1.098 billion in 2016, mainly due to the completion of projects in all segments. Pre-operational and operation shutdown expenses In 2016, pre-operational and operation shutdown expenses were R$ 1.570 billion, representing a R$ 1.557 billion decrease when compared to R$ 3.127 billion in 2015, mainly due to the ramp-up of operations in New Caledonia registered in 2015, which is not recognized in this group in 2016 because of the entry into service. Other net operating revenues (expenses) Other operational revenues (expenses) increased by 59.4%, from R$ 588 million in 2015 to R$ 937 million in 2016, mainly due to non-recurring positive effects from the gold stream transaction (R$ 722 million in 2015 and R$ 480 million in 2016) and from the annual revision of mine closure provisions and other assets, generating a positive impact in 2015 of R$ 1.281 billion and of R$ 124 million in 2016, as a result of the increase in the useful life of some mines and of the revision of the scope of work required for closure of the assets. in billions 2015 2016

Impairment of non-current assets and onerous contracts

In 2016, the reduction to the recoverable value of non-current assets and onerous contracts added up to R$ 3.940 billion, mainly due (i) to the projection of nickel prices, having an impact on the assets of Vale Newfoundland & Labrador Limited and of Vale Nouvelle-Calédonie S.A.S; (ii) to the contracts with a guaranteed minimum volume for use of fluvial structure and supply of manganese; (iii) to the reversion of impairment resulting from the decision of returning to pellet operations in São Luís at the beginning of 2018; and (iv) to the review of operating plans of the coal assets in Australia.

The impairment of non-current assets and onerous contracts recorded in 2015 worth R$ 33.945 billion reflected mainly the reduction of the estimates of the future prices of coal together with the increase of the logistics costs, and reduction of the recoverable values of the cash generating units Vale Newfoundland & Labrador Limited and Vale Nouvelle-Calédonie S.A., and the reversion of the remainder of the impairment balance of Onça Puma to the amount of R$ 976 million, the initial value of which was registered in 2012.

No impairments in investments of subsidiaries and joint ventures were made in 2016.

			Impairment (reversions) (In billion)		
Segments by asset class	**Assets or cash generating unit**	**Book Value (After *impairment*)**	**2016**	**2015**	**2014**
Fixed Assets and intangible					
Iron ore	Northern System	0.536	(0.536)	0.213	-
Coal	Australia	0.140	0.091	2.460	0.787
Base metals - Nickel	Newfoundland (VNL)	6.241	2.112	13.394	-
Base metals - Nickel	Nouvelle-Caledonie (VNC)	10.976	0.952	5.660	0.628
Base metals - Nickel	Onça Puma	6.766	-	(0.976)	(4.295)
Coal	Mozambique	5.722	-	9.302	-
Iron ore	Center-Western System	-	-	2.023	-
Iron ore	Simandou Project	-	-	-	2.793
Diverse segments	Other assets	-	0.460	0.487	-
Impairment of non-current assets			**3.079**	**32.563**	**(0.087)**
Onerous contracts			0.861	1.382	-
Impairment of non-current assets and onerous contracts			**3.940**	**33.945**	**(0.087)**
Investments on affiliates and joint ventures					
Iron ore	Samarco Mineração S.A.	-	-	0.510	-
Base metals - Copper	Teal Minerals Inc.	-	-	1.217	-
Others	Vale Soluções em Energia S.A.	-	-	-	0.071
Impairment of investments in affiliates and joint ventures			-	**1.727**	**0.071**

Other results on the investments in affiliates and joint ventures

Refers principally to a provision for fulfillment of the agreement related to the rupture of the dam of Samarco Mineração S.A. ("Samarco"), a joint venture between Vale S.A. and BHP Billiton Brasil Ltda. ("BHPB"), as detailed below:

Reparation agreement

In March of 2016, Samarco and its shareholders, Vale S.A. and BHPB, reached an Agreement ("Agreement") with the plaintiffs of the civil lawsuit of R$20.2 billion, namely, the Federal Government, the two Brazilian states impacted by the rupture of the dam (Espírito Santo and Minas Gerais) and other government authorities, for the implementation of programs of recovery and compensation of the areas and communities impacted by the rupture of Samarco's dam. The Agreement does not include assumption of civil, criminal or administrative liabilities related to the rupture of the Fundão dam. The term of the Agreement is 15 years, renewable for successive one-year periods until all obligations under the Agreement have been met. According to the Agreement, Samarco, Vale S.A. and BHPB agreed to constitute a foundation to development and implement the programs of recovery and socio-economic and socio-environmental compensation, to be financed by Samarco with the following contributions: R$ 2.0 billion in 2016, R$ 1.2 billion 2017 and R$ 1.2 billion in 2018. From 2019 to 2021, the annual contributions to the Foundation will be from R$ 800 million to R$1.6 billion based on the approved programs. As from 2022, the annual values to be provided will be determined based on the amount required to carry out the programs approved for each year. The foundation will allocate an annual amount of R$ 240 million for a period of 15 years for the execution of compensation projects, and these annual amounts are already included in the values of the contributions for the first six years. By the end of 2018, R$ 500 million should be made available by Samarco for a program of basic sanitation of the impacted regions under the terms established in the Agreement. Should Samarco not meet its funding obligations to the Foundation, Vale and BHP shall be liable, under the terms of the Agreement, for providing funds to the Foundation in the proportion of their shareholding interest in Samarco of 50% each. On June 24, 2016, the “Fundação Renova” (“Foundation”) was set up to develop and implement the programs of recovery and socio-economic and socio-environmental compensation, under the terms of the Agreement. The Foundation began its operations in August of 2016. As a consequence of the rupture of the dam, Samarco has its operations suspended by determination of the governmental authroties. Constitution of the provision – estimates used The initial estimate of Samarco was the return to operations during the last quarter of 2016. Based on this premise, the cash flow projections of Samarco indicated its capacity to generate all or a substantial part of the resources necessary to cover the disbursements foreseen in the Agreement. This premise was established by Samarco based on studies of the appropriate technical solutions for reinitiating operations, besides the progress of the actions for containment of the remaining structures of the accident, the implementation of the socio-economic and socio-environmental programs foreseen in the Agreement. In view of the progress of the procedures required for reinitiating the operation and the complexities associated with the approval for licensing by the governmental entities, observed during the current business year, Samarco reviewed its assumption used up to then and concluded that it did not have any way of making an estimate, with any reasonable degree of certainty, of the time and manner in which its operations would begin again. In light of the above and the additional uncertainties in relation to Samarco’s cash flow, Vale S.A. has made a provision in its intermediate financial statements at June 30, 2016, to the amount of R$ 5.560 billion, which discounting this value at a rate free of risk, added up to R$ 3.733 billion, this being the best estimate of the resources needed for fulfillment of the repair and compensation programs foreseen in the Agreement, equivalent to the 50% shareholding interest in Samarco. In August, 2016, Samarco issued private, non-convertible debentures, which were equally subscribed by the Company and by BHPB, the resources being contributed by Vale S.A. being allocated in the following manner: (i) R$ 222 million used by Samarco in the repair programs foreseen in the Agreement and, therefore, deducted from the provision of R$ 3.733 billion mentioned above; and (ii) R$ 234 million used by Samarco in the maintenance of the operations, this amount being recognized by the Company under the heading “Impairment and other results in the participation in affiliates and joint ventures”. In the first semester of 2017, Vale S.A. intends to make short term lines of credit of up to R$ 375 million available, to support its operations, without this being an obligation with Samarco. Funds for maintenance of Samarco’s operations are being released by the shareholders as may be necessary and are subject to the fulfillment of certain conditions. With the constitution of the Foundation, the execution of the repair and compensation programs, in their majority, were transferred from Samarco. Thus, Vale S.A. also came to make contribution to the Foundation, adding up to R$ 239 million in 2016, for use in the programs foreseen in the Agreement. As a consequence of the foregoing the movement of the provision during 2016 is demonstrated below: In billions 2016 Constitution of the provision 3.733 Appropriated interest 0.239 Noncurrent Liabilities 2.560 The Company will re-assess the key presumptions used by Samarco in the preparation of the cash flow at each date of presentation of its financial statements and, any alterations will be reflected in the respective provision, when applicable. Result in the measurement or sale of non-current assets The result of the sale of assets decreased, from an income of R$ 52 million in 2015 to an income of R$ 228 million in 2016. This variation is explained by the fact that in 2016, the result in the measurement or sale of non-current assets referred only to the shipping assets, while in 2015, the result referred to the shipping and power assets. Results of Investments in affiliates and joint ventures The result from equity increased R$ 2.637 billion, from an expense of R$ 1.526 billion in 2015 to an income of R$ 1.111 billion in 2016, mainly due to the Company, Companhia Siderúrgica do Pecém (“CSP”), which was impacted positively by the exchange rate effect of California Steel Industries (“CSI”). There was no effect from the operations of Samarco. Fertilizer Assets (Discontinued operations) In December, 2016, the Company executed an agreement with The Mosaic Company (“Mosaic”) to sell: (i) the phosphate assets it owned, located in Brazil, except those principally related to the nitrogen assets located in Cubatão; (ii) the control in Campañia Minera Miski Mayo S.A.C, in Peru; (iii) the potassium assets it owned, located in Brazil; and (iv) the potassium projects in Canada. Therefore, the fertilizer segment, including the assets of Cubatão, is presented as a discontinued operation and the related assets and liabilities were classified as maintained for sail, as established by IFRS 5. Liabilities 3.511 Current liabilities 0.951 Balance on December 31, 3.511 Payments made (0.461) Balance on January 1,-

As a consequence, the net assets of the fertilizer segment were adjusted to reflect the fair value less the cost of sale and a loss of R$5.899 billion (R$3.893 billion net of taxes) was recognized in the income statement of the discontinued operations of the business year ending at December 31, 2016.

The results of the discontinued operations of the Fertilizer segment are presented below:

	Consolidated (In billion)		
	Business years ended at December 31,		
	2016	2015	2014
Result of discontinued operations			
Income from sales, net	6.470	7.442	5.656
Cost of products sold and services rendered	(6.495)	(5.878)	(5.314)
Operational expenses	(0.448)	(0.690)	(0.668)
Result in the measurement or sale of non-current assets	(5.899)	(0.608)	(2.800)
Operating profit (loss)	**(6.372)**	**0.266**	**(3.126)**
Net financial income	0.069	(0.485)	(0.127)
Results of Investments in affiliates and joint ventures	0.010	0.019	0.010
Income (loss) before income taxes	**(6.293)**	**(0.200)**	**(3.243)**
Taxation on profit	2.134	(0.460)	1.058
Profit (losses) from discontinued operations	**(4.159)**	**(0.660)**	**(2.185)**
Profit (loss) attributable to non-controlling interests	(0.009)	0.031	0.014
Profit (loss) attributable to the shareholders of Vale	**(4.150)**	**(0.691)**	**(2.199)**

Impairment of investments in affiliates and joint ventures

We present the composition of the "Impairment of investments in affiliates and joint ventures":

	Business years ended at December 31,		
			Consolidated (In billion)
	2016	2015	2014
Samarco Provision	(3.967)	-	-
Divestment - Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd	(0.266)	-	-
Divestment – Paragominas	(0.120)	-	-
Divestment of Shandong Yankuang International Coking Co., Ltd.	-	0.241	-
Power generation assets	-	0.055	-
Divestment of Vale Florestar Fundo de Investimento em Participações	-	-	(0,068)
Impairment of investments	-	(1,727)	(0,071)
Total	**(4.353)**	**(1.431)**	**(0.139)**

Net financial income

There was a gain in the net financial result of 672.1%, going from an expense of R$ 36.053 billion in 2015 to a gain of R$ 6.302 billion in 2016, mainly because of the positive exchange variation and gains from debt swap derivatives in Reais.

Taxation on profit

In 2016, the net income tax expense was R$ 9.567 billion, compared to a revenue of R$ 19.339 billion in 2015, basically due to fiscal losses assessed in 2015.

Gains/loss in the fiscal year

The result of the business year went from a loss of R$ 44.213 billion in 2015 to a net profit of R$ 13.311 billion 2016, due, mainly, to a reduction of the impairment recognized in 2016, to the higher prices of the *commodities* and to the positive effect on the financial result of the point to point appreciation of the BRL against the USD of 17% in 2016 as previously explained.

Analysis of equity changes on December 31, 2016 compared to December 31, 2015

(In billion)	12.31.2015	AV (%)	31.12.2016	AV (%) [1]	Variation (%) (2015 x 2016)
Current Assets					
Cash and cash equivalents	14.022	4.1	13.891	4.3	(0.9)
Financial investments	0.109	0.0	0.059	0.0	(45.9)
Derivative financial instruments	0.474	0.1	0.892	0.3	88.2
Accounts receivable	5.763	1.7	11.937	3.7	107.1
Inventories	13.775	4.0	10.913	3.4	(20.8)
Taxes on estimated profit	3.513	1.0	0.518	0.2	(85.3)
Taxes to be refunded	5.482	1.6	5.296	1.6	(3.4)
Related Parties	0.273	0.1	0.233	0.1	(14.7)
Others	1.215	0.4	1.814	0.6	49.3
Non-current assets held for sale	15.792	4.6	27.994	8.7	77.3
	60.418	17.5	73.547	22.8	21.7
Non-current					
Derivative financial instruments	0.363	0.1	1.454	0.5	300.6
Loans	0.732	0.2	0.587	0.2	(19.8)
Taxes on estimated profit	1.840	0.5	1.718	0.5	(6.6)
Taxes to be refunded	1.956	0.6	2.368	0.7	21.1
Deferred taxes on profit	30.867	8.9	23.931	7.4	(22.5)
Legal deposits	3.445	1.0	3.135	1.0	(9.0)
Related parties	0.005	0.0	0.005	0.0	0.0
Others	2.392	0.7	0.894	0.3	(62.6)
	41.600	12.0	34.092	10.6	(18.0)
Investments	11.481	3.3	12.046	3.7	4.9
Intangibles	20.789	6.0	22.395	6.9	7.7
Fixed Assets	211.259	61.1	180.616	56.0	(14.5)
	285.129	82.5	249.149	77.2	(12.6)
Total Assets	**345.547**	**100.0**	**322.696**	**100.0**	**(6.6)**

[1] Relative to asset total.

Liabilities and shareholders' equity	31.Dec.2015	AV (%)[1]	31.Dec.2016	AV (%)[1]	(2015 x 2016)
Current					
Accounts payable to suppliers and contractors	13.140	3.8	11.830	3.7	(10.0)
Salaries and social contributions	1.464	0.4	2.362	0.7	61.3
Derivative financial instruments	8.107	2.3	1.349	0.4	(83.4)
Loans and financing	9.788	2.8	5.410	1.7	(44.7)
Related parties	1.856	0.5	2.190	0.7	18.0
Taxes on profit – Refinancing Program	1.348	0.4	1.492	0.5	10.7
Taxes on royalties payable	0.977	0.3	0.652	0.2	(33.3)
Taxes on estimated profit	0.943	0.3	0.556	0.2	(41.0)
Pension and retirement benefits	0.266	0.1	0.225	0.1	(15.4)
Asset retirement obligation	0.346	0.1	0.154	0.0	(55.5)
Dividends and interest on equity	-	-	2.602	0.8	-
Others	2.531	0.8	4.234	1.3	67.3
	40.766	11.8	33.056	10.2	(18.9)
Liabilities related to non-current assets held for sale	0.416	0.1	3.554	1.1	754.3
	41.182	11.9	36.610	11.3	(11.1)
Non-current					
Derivative financial instruments	6.132	1.8	3.991	1.2	(34.9)
Loans and financing	102.878	29.8	90.154	27.9	(12.4)
Related parties	0.830	0.2	0.415	0.1	(50.0)
Pension and retirement benefits	6.831	2.0	6.038	1.9	(11.6)
Legal provisions	3.210	0.9	2.734	0.8	(14.8)
Taxes on profit – Refinancing Program	15.953	4.6	16.170	5.0	1.4
Deferred taxes on profit	6.520	1.9	5.540	1.7	(15.0)
Asset retirement obligation	9.313	2.7	8.055	2.5	(13.5)
Participation Debentures	1.336	0.4	2.526	0.8	89.1
Non-controlling shareholders' redeemable share	-			-	-
Others	11.943	3.5	16.761	5.2	40.3
	164.946	47.7	152.384	47.2	(7.6)
Shareholders' equity					
Equity of Vale controlling shareholders	131.160	38.0	127.241	39.4	(3.0)
Shareholders' equity of non-controlling shareholders	8.259	2.4	6.461	2.0	(21.8)
Total shareholders' equity	139.419	40.4	133.702	41.4	(4.1)
Total liabilities and equity	345,547	**100.0**	**322.696**	**100.0**	**(6.6)**

[1] Relative to total liabilities and shareholders' equity.

Current Assets Cash and cash equivalents There was no relevant alteration in cash and cash equivalents during the business year ended on December 31, 2016. Accounts receivable The increase of 107.1% in accounts receivable, going from R$ 5.763 billion on December 31, 2015 to R$ 11.937 billion on December 31, 2016, was due to high selling prices, principally of iron ore at the end of the business year ended on December 31, 2106. Inventories The reduction of 20.8% in inventory, went from R$ 13.775 billion on December 31, 2015 to R$ 10.913 billion on December 31, 2016, occurred because of the lower volumes stocked and reduction of the production costs. Taxes on estimated profit Taxes on estimated profit decreased by 85.3%, from R$ 3.513 billion on December 31, 2015 to R$ 518 million on December 31, 2016, due to offset values in the period. Non-current assets held for sale On December 31, 2016, the non-current assets held for sale, added up to R$ 27.994 billion, and of this amount R$ 13.178 billion refer to the Fertilizer operations, R$ 13.652 billion refers to the Nacala operation and R$ 1.164 billion refers to the shipping assets. On December 31, 2015, the assets held for sale refer only to the Nacala operation. For further information about the Nacala operation, see item 10.3(b) of this Reference Form.

Non-current Assets Deferred taxes on profit The amount of deferred taxes on profits decreased by 22.5%, from R$ 30.867 billion on December 31, 2015 to R$ 23.931 billion on December 31, 2016, mainly as a result of the fiscal loss of the parent company and its subsidiary abroad. Investments The investments account increased by 4.9%, from R$ 11.481 billion on December 31, 2015 to R$ 12.046 billion on December 31, 2016, reflecting the result of positive equivalence and inputs to CSP in 2016. Fixed Assets Fixed assets fell by 14.5%, from R$ 211,259 billion on December 31, 2015 to R$ 180,616 billion on December 31, 2016, mainly due to the write-off of funds held for sale of Fertilizer assets and the variation of the assets abroad due to the devaluation of the dollar against the real. Current Liabilities Derivative financial instruments The reduction in the values of derivatives was 83,4%, from R$ 8.107 billion on December 31, 2015 to R$ 1.349 billion on December 31, 2016, basically due to (i) the expiration of the fuel oil operations, together with the effect of the fall in the market price of fuel and (ii) the depreciation of the US dollar against the real, which affected the fuel operations and exchange swaps. Loans and financing The reduction in the portion of current liabilities in long-term loans was 44.7%, from R$ 9,788 billion on December 31, 2015 to R$ 5,410 billion on December 31, 2016, basically due to exchange variation over the debts in currencies different from the real and the settlement of part of the short-term debt through the new long-term loans. Liabilities related to non-current assets held for sale Liabilities related to non-current assets held for sale increased by 754.3%, from R$ 416 million on December 31, 2015 to R$ 3,554 billion on December 31, 2016, due to the availability of the Fertilizer segment for sale.

Non-current liabilities Derivative financial instruments The reduction in the values of the derivatives was 34.9%, from R$ 6.132 billion on December 31, 2015 (excluding the minimum return options relating to the Brookfield Asset Management contract (“Brookfield”) with VLI S.A. (“VLI”)) to R$ 3.991 billion on December 31, 2016 (including the minimum return options relating to the Brookfield contract with VLI), basically due to depreciation of US dollar against the real, with a gain in the swap mark-to-market, the goal of which is to reduce the volatility of the cash flow, net of transfer of fuel positions to current liabilities. Loans and financing The reduction in the loans and financing was 12.4%, from R$ 102.878 billion on December 31, 2015 to R$ 90.154 billion on December 31, 2016, basically reflecting the exchange variation, since a considerable part of the loans was contracted in foreign currency. Legal provisions Legal provisions decreased by 14.8%, from R$ 3,210 billion on December 31, 2015 to R$ 2,734 billion on December 31, 2016, principally reflecting reversions because of changes to the prognosis, recalculation and termination of cases. Asset retirement obligation Obligations for asset demobilization decreased by 13.5%, from R$ 9.313 billion on December 31, 2015 to R$ 8,055 billion on December 31, 2016, due to exchange variation applicable to part of the balance of companies abroad and the transfer to assets held for sale, partially offset by the adjustment of the present value of the obligation due to the change of the discount rate. Participation Debentures Debentures increased by 89.1%, from R$ 1.336 billion on December 31, 2015 to R$ 2.526 billion on December 31, 2016, due to the increase in the mark-to-market due to commodities prices. Shareholders’ Equity held by Controlling Shareholders Shareholders’ equity held by controlling shareholders decreased by 3%, mainly due the distribution of part of the net profit of the business year in the form of interest on own capital, going from R$ 131.16 billion on December 31, 2015 to R$ 127.241 billion on December 31, 2016.

Year ending on December 31, 2015 compared to the year ended on December 21, 2014

Analysis of Operating Results 2014 x 2015

The table below presents the values for the consolidated income statements for the fiscal years ended December 31, 2014 and December 31, 2015:

Income Statement In billions	**2014**	**AV (%)**	**2015**	**AV (%)**	**Variation (%) (2014 x 2015)**
Income from sales, net	82.619	100.0	78.057	100.0	(5.5)
Cost of products sold and services rendered	(53.773)	(65.1)	(62.780)	(80.4)	16.8
Administrative and sales expenses	(2.452)	(3.0)	(2.009)	(2.6)	(18.1)
Research and development	(1.568)	(1.9)	(1.326)	(1.7)	(15.4)
Pre-operational and shutdown operation	(2.299)	(2.8)	(3.127)	(4.0)	36.0
Other net operating expenses	(2.477)	(3.0)	(0.588)	(0.8)	(76.3)
Impairment of non-current assets and onerous contracts	0.087	0.1	(33.945)	(43.5)	n/a
Result in the measurement or sale of noncurrent assets	(0.441)	(0.5)	0,052	0.1	(111.8)
Operating Profit (loss)	**19.696**	**23.8**	**(25.666)**	**(32.9)**	**(230.3)**
Results of Investments in affiliates and joint ventures	1.131	1.4	(1.526)	(2.0)	(234.9)
Impairment of investments in affiliates and joint ventures	(0.139)	(0.2)	(1.431)	(1.8)	929.5
Net financial income	(14.626)	(17.7)	(36.053)	(46.2)	146.5
Income (loss) before income taxes	**6.062**	**7.3**	**(64.676)**	**(82.9)**	**(1166.9)**
Taxation on profit	(3.658)	(4.4)	19,339	24.8	(628.7)
Losses from discontinued operations	(2.185)	(2.7)	(0.660)	(0.9)	n/a
Loss attributable to non-controlling interests	(0.735)	(0.9)	(1.784)	(2.3)	n/a
Net income (loss) in the year	0.954	1.2	(44.213)	(56.6)	n/a

[1] Relative to the net operating revenue.

Income from sales, net

The net operating revenue reached R$ 78.057 billion in 2015, compared to R$ 82.619 billion in 2014, corresponding to a 5.5% decrease. The decrease in revenue was basically due to the drop in price of *commodities*, partially offset by the increase of sales of iron ore.

Ferrous minerals

Iron ore

The revenue from the sales of ore decreased by 8.6%, from R$ 45,341 billion in 2014 to R$ 41,427 billion in 2015, especially due to the drop in ore price in the international market, led by drop in consumption in China, partially offset by the increase in the volume of sales of iron ore, due to improvement in distribution channel.

Pelotas

The revenue from the sale of pellets decreased by 4.0%, from R$ 12,397 billion in 2014 to R$ 11,916 billion in 2015, due to the drop in pellets price in the international market, partially offset by the depreciation or real, as company revenue is mainly expressed in dollars. Ferroalloys and manganese The revenue from the sale of manganese and ferroalloys decreased by 44.5%, from R$ 933 million in 2014 to R$ 518 million in 2015, due to the drop in prices. Coal The revenue from the sale of coal was maintained at similar levels, from R$ 1.740 billion in 2014 to R$ 1.739 billion in 2015, despite the drop of prices in the international market. Base Metals Nickel and other products There was a 5.7% increase in the revenue from these products, from R$ 14,703 billion in 2014 to R$ 15,534 billion in 2015, especially due to the increase in the volume of sales of nickel, resulting from annual production records, in the operations of New Caledonia, Indonesia and Onça Puma. Copper The revenue from the sale of copper increased by 44.4%, from R$ 3,434 billion in 2014 to R$ 4,957 billion in 2015, due to the ramp-up in Salobo. Other segments The revenue from other segments decreased by 466.9%, from R$ 2.347 billion in 2014 to R$ 414 million in 2015, due to the absence of the sale of steel. Cost of products sold and services rendered The cost of products and services sold (excluding depreciation) was R$ 51.959 billion in 2015, a R$ 6.362 billion increase compared to R$ 45.597 billion in 2014, especially due to exchange variation and greater volume sold. The cost of ferrous minerals increased by R$ 3.371 billion (10.9%) and the cost of base metals increased by R$ 3.592 million (24.9%), both increases especially due to the greater volume sold.

Costs related to each business area are detailed below:

Cost of products sold and services rendered per segment[1] in billion	Fiscal year ended on December 31	
	2014	**2015**
Ferrous Minerals	30.840	34.211
Base metals	10.835	14.427
Coal	2.514	2.857
Others	1.408	0.464
Total (excluding depreciation)	45.597	**51.959**

1. The amounts mentioned above were considered after discounting depreciation.

Sales and administrative expenses

Sales and administrative expenses decreased by 18.1%, from R$ 2.452 billion in 2014 to R$ 2.009 billion in 2015, mainly due to the continuous simplification of our corporate structure.

Research and development costs

Research and development expenses decreased by 15.4%, from R$ 1.568 billion in 2014 to R$ 1.326 billion in 2015, mainly because of the finalization of projects.

Impairment of non-current assets and onerous contracts

The impairment of non-current assets and onerous contracts recorded in 2015, added up to R$ 33.945 billion mainly due to the reduction of the estimates of the future prices of coal together with the increase of the logistics costs, reduction of the recoverable values of the Cash Generating Units Vale Newfoundland & Labrador Limited and Vale Nouvelle-Calédonie, and the reversion of the remainder of the balance of Onça Puma to the amount of R$ 976 million, the initial value of which was registered in 2012. The reduction registered in 2014, in the amount of R$ 87 million refers mainly to BSGR Limited, in the amount of R$ 2.793 billion, to the impairment of the Integra and Isaac Plains mining complexes of R$ 787 million, partially compensated with the reversion of part of the impairment of the recoverable value of Onça Puma in the amount of R$ 4.295 billion, the initial value of which was registered in 2012.

Pre-operational and operation shutdown expenses

In 2015, pre-operational and operation shutdown expenses were R$ 3.127 billion, representing a R$ 918 million increase compared to R$ 2.299 billion in 2014, principally due to the greater expenses with the New Caledonia Long Harbor Projects.

Other net operating revenues (expenses)

Other operational revenues (expenses) decreased by 76.3%, from R$ 2.477 billion in 2014 to R$ 588 million in 2015, principally due to non-recurring positive effect from the R$ 722 million goldstream transaction registered in the first quarter of 2015 and R$ 1.281 billion, registered in the fourth quarter of 2015, related to the annual revision of mine closure provisions and other assets, generating a positive impact, resulting from the increase in the useful life of some mines and revision of the work scope required for closure of the assets.

Result in the measurement or sale of non-current assets

The result of the sale of assets decreased by 111.8%, from R$ 441 million in 2014 to R$ 52 million in 2015. This positive variation was mainly due to the sale of power generation assets in 2015.

Results of Investments in affiliates and joint ventures

The result from equity investments decreased R$ 2,657 billion (135%), from income of R$ 1,131 billion in 2014 to expenses of R$ 1,526 billion in 2015, especially due to Teal Minerals (copper operation in Lubambe, Africa), which suffered a negative impact from the impairment of assets and the results of Samarco.

Net Financial Results

Net income decreased by 146.5%, from expenses of R$ 14.626 billion in 2014 to expenses of R$ 36.053 billion in 2015, basically due to exchange variation.

Taxation on profit

In 2015, the net income tax revenue was R$ 19.339 billion, compared to expenses of R$ 3.658 billion in 2014, basically due to fiscal losses in 2015.

Gains/loss in the fiscal year

Net profit from R$ 954 million in 2014 to a loss of R$ 44,213 billion in 2015, mainly due to factors explained above.

Analysis of equity variation on December 31, 2015 compared to December 31, 2014

In billions	31.Dec.2014	AV (%)[2]	12.31.2015	AV (%)[3]	Variation (%) (2014 x 2015)
Current Assets					
Cash and cash equivalents	10.555	3.4	14.022	4.0	32.8
Short-term investments	0.392	-	0,109	-	(72.2)
Derivatives financial instruments	0.441	0.1	0,474	0.1	7.5
Accounts Receivable	8.700	2.8	5,763	1.7	(33.8)
Inventories	11.956	3.9	13,775	4.0	15.2
Taxes on estimated profit	4.200	1.4	3,513	1.0	(16.4)
Taxes to be refunded	4.515	1.5	5,482	1.6	21.4
Related parties	1.537	0.5	0,273	0.1	(82.2)
Others	1.780	0.6	1,215	0.3	(31.7)
Non-current assets held for sale	9.669	3.1	15,792	4.6	63.3
	53.745	17.4	60,418	17.5	12.4

[2] Relative to asset total.
[3] Relative to asset total.

In billions	31.Dec.2014	AV (%)[2]	12.31.2015	AV (%)[3]	Variation (%) (2014 x 2015)
Non-current					
Derivative financial instruments	0.231	0.1	0,363	0.1	57.1
Loans	0.609	0.2	0,732	0.2	20.2
Taxes on estimated profit	1.271	0.4	1,840	0.5	44.8
Taxes to be refunded	1.064	0.3	1,956	0.6	83.8
Taxes on profit deferred	10.560	3.4	30,867	8.9	192.3
Legal deposits	3.370	1.1	3,445	1.0	2.2
Related parties	0.093	-	0,005	-	(94.6)
Others	1.873	0.6	2,392	0.7	27.7
	19.071	6.1	41,600	12.0	118.1
Investments	10.978	3.6	11,481	3.3	4.6
Intangibles	18.114	5.9	20,789	6.0	14.8
Fixed Assets	207.507	67.0	211.259	61.2	1.8
	255.670	82.6	285,129	82.5	11.5
Total assets	309.415	100.0	345.547	100.0	11.7

Liabilities and shareholders' equity	31.Dec.2014	AV (%)[1]	31.Dec.2015	AV (%)[1]	(2014 x 2015)
Current					
Accounts Payable to suppliers and contractors	11.566	3.8	13,140	3.8	13.6
Salaries and employment taxes	3.089	1.0	1,464	0.4	(52.6)
Derivatives financial instruments	3.760	1.2	8,107	2.3	115.6
Loans and financing	3.768	1.2	9,788	2.8	159.8
Related Parties	0.813	0.3	1,856	0.5	128.3
Taxes on profit – Refinancing Program	1.213	0.4	1,348	0.4	11.1
Taxes on royalties payable	1.461	0.5	0,977	0.3	(33.1)
Taxes on profit payable	0.937	0.3	0,943	0.3	0.6
Pension and retirement benefits	0.177	-	0,266	0.1	50.3
Asset retirement obligation	0.361	0.1	0,346	0.1	(4.2)
Others	1.074	0.3	2,531	0.8	135.7
	28.219	9.1	40,766	11.8	44.5
Liabilities related to non-current assets held for sale	0.294	0.1	0,416	0.1	41.5
	28.513	9.2	41,182	11.9	44.4
Non-current					
Derivative financial instruments	4.276	1.4	5,581	1.6	30.5
Loans and financing	72.749	23.5	102,878	29.8	41.4
Related Parties	0.288	0.1	0,830	0.2	188.2

In billions	31.Dec.2014	AV (%)[2]	12.31.2015	AV (%)[3]	Variation (%) (2014 x 2015)
Pension and retirement benefits	5.941	1.9	6,831	2.0	15.0
Legal provisions	3.405	1.1	3,210	0.9	(5.7)
Taxes on profit – Refinancing Program	15.572	5.0	15,953	4.6	2.4
Taxes on profits deferred	8.874	2.9	6,520	1.9	(26.5)
Asset retirement obligation	8.588	2.8	9,313	2.7	8.4
Participation Debentures	4.584	1.5	1,336	0.4	(70.9)
Non-controlling shareholders' redeemable share	0.645	0.2	-		(100.0)
Others	6.379	2.1	12,494	3.6	106.7
	131.301	42.4	164,946	47.7	25.6
Shareholders' equity					
Shareholders' equity of Vale shareholders	146.414	47.3	131,160	38.0	(10.4)
Shareholders' equity of non-controlling shareholders	3.187	1.0	8,259	2.4	159.1
Total shareholders' equity	149.601	48.3	139.419	40.4	(6.8)
Total liabilities and equity	309.415	100.0	345.547	100.0	11.7

[1] Relative to total liabilities and shareholders' equity.

Current Assets

Cash and cash equivalents

The 32.8% increase, from R$ 10,555 billion on December 31, 2014 to R$ 14,022 billion on December 31, 2015, occurred as a function of divestment transactions: (i) R$ 4.8 billion from the sale of twelve VLOCs (very large ore carriers) for Chinese shipyards; (ii) R$ 4 billion from the sale of 36.4% of preferred shares of MBR; (iii) R$ 2.8 billion from the gold stream transaction as byproduct of the Salobo copper mine; and (iv) R$ 306 million, from the sale of power assets. Part of the amounts above were used for Company general purposes.

Inventories

The 15.2% increase, from R$ 11,956 billion on December 31, 2014 to R$ 13,775 billion on December 31, 2015, was mainly due to exchange variation, considering that some inventory is evaluated in US dollars.

Taxes on estimated profit

Taxes on estimated profit decreased by 16.4%, from R$ 4,200 billion on December 31, 2014 to R$ 3,513 billion on December 31, 2015, due to offset values in the period.

Non-current assets held for sale

On December 31, 2015, the non-current assets held for sale related to Nacala added up to R$ 15,792 billion, comparing to R$ 9,669 billion on December 31, 2014 related to Nacala and the sale of power generation assets.

Non-current Assets Deferred taxes on profit The amount of deferred taxes on profits increased by 192.3%, from R$ 10,560 billion on December 31, 2014 to R$ 30,867 billion on December 31, 2015, mainly due to fiscal loss of the controller and its affiliate abroad and previous years related to the inventory in losses due to Law 12,973. Investments Investments increased by 4.6%, from R$ 10.978 billion on December 31, 2014 to R$ 11.481 billion on December 31, 2015, reflecting the investment made on Aliança Geração de Energia S.A. Fixed Assets Fixed assets increased by 1.8%, from R$ 207,507 billion on December 31, 2014 to R$ 211,259 billion on December 31, 2015, due to exchange variation of some assets abroad, partially offset by depreciation expenses and asset offsetting, mainly Nacala. Current Liabilities Derivative financial instruments Derivatives increased by 115.6%, from R$ 3.760 billion on December 31, 2014 to R$ 8.107 billion on December 31, 2015, mainly due to (i) maturity of fuel operations, together with the effect of the drop in price of the fuel oil market and appreciation of US dollar compared to the real, affecting fuel operations and exchange swaps. Loans and financing The increase in long-term loans by 159.8%, from R$ 3,768 billion on December 31, 2014 to R$ 9,788 billion on December 31, 2015, was basically due to exchange variation and especially reclassification of part of the long-term debt to mature in 2016. Liabilities related to non-current assets held for sale Liabilities related to non-current assets held for sale increased by 41.5%, from R$ 294 million on December 31, 2014 to R$ 416 million on December 31, 2015, due to the availability of Nacala for sale. Non-current liabilities Derivative financial instruments Derivatives increased by 30.5%, from R$ 4.276 billion on December 31, 2014 to R$ 5.581 billion on December 31, 2015, mainly due to appreciation of US dollar against the real, with a loss in swap mark-to-market, the goal of which is to reduce the volatility of cash flow, net of transfer of fuel oil positions to current liabilities. Loans and financing

Loans and financing increased by 41.4%, from R$ 72,749 billion on December 31, 2014 to R$ 102,878 billion on December 31,2015, reflecting exchange variation, as considerable portion of loans were acquired in foreign currency.

Provisions for contingencies

Provisions for contingencies decreased by 5.7%, from R$ 3,405 billion on December 31, 2014 to R$ 3,210 billion on December 31,2015, reflecting the changes to the prognosis of part of the lawsuits where Vale appears as party.

Asset retirement obligation

Obligations for asset retirement increased by 8.4%, from R$ 8,588 billion on December 31, 2014 to R$ 9,313 billion on December 31,2015, mainly due to exchange reduction applicable to part of the balance of companies abroad, partially offset by the adjustment of the present value of the obligation due to reduction in the discount rate.

Participation Debentures

Debentures decreased by 70.9%, from R$ 4,584 billion on December 31, 2014 to R$ 1,336 billion on December 31, 2015, due to decrease in the mark-to-market due to commodities prices.

Shareholders' Equity held by Controlling Shareholders

Shareholders' equity held by controlling shareholders decreased by 10.4%, from R$ 146,414 billion on December 31, 2014 to R$ 131,160 billion on December 31, 2015, due to losses in the period.

Analysis of Cash Flows 2016 x 2015

The table below presents the values for the cash flow statements for the fiscal years ended on December 31, 2016 and December 31, 2015:

In billions		Fiscal year ended on December 31	
	2016	**%**	**2015**
Cash flow from operational activities:			
Income (loss) before income taxes	27.022	n/a	(64.676)
Adjustments to consolidate net profit with revenues from operational activities	(5.387)	n/a	80.395
Net revenue from operational activities	21.635	37.6	15.719
Net revenue used in investment	(16.639)	(17.3)	(20.116)
Net revenue from (used in) financing	(2.920)	n/a	5.250
Increase (reduction) in cash and cash equivalents	2.076	n/a	0.853
Beginning of the year cash and cash equivalents	14.022	(32.8)	10.555
Effect of exchange variations in cash and cash equivalents	(2.207)	184.4	2.614
End of the year cash and cash equivalents	13.891	(0.9)	14.022

Year ending on December 31, 2016 compared to the year ended on December 21, 2015

Net revenue from operational activities

Net operating revenues totaled R$ 21.635 billion in 2016, compared to R$ 15.719 billion in 2015, representing a 37.6% decrease, basically due to the drop in the iron ore price.

Net operating revenues from (used in) investments

Net revenues used in investments totaled R$ 16.639 billion in 2016, compared to R$ 20.116 billion in 2015, representing a 17.3% decrease, due to the reduction in the investments of capital.

Net revenue from (used in) financing activities

Net revenue from (used in) financing totaled an investment of resources of R$ (2.920) billion in 2016, compared to a source of funds of R$ 5.250 billion in 2015, due to the greater amortization of debts.

Analysis of Cash Flows 2015 vs. 2014

The table below presents the values for the cash flow statements for the fiscal years ended December 31, 2015 and December 31, 2014:

In billions	Fiscal year ended on December 31		
	2015	**%**	**2014**
Cash flow from operational activities:			
Income (loss) before income taxes	(64.676)	n/a	6.062
Adjustments to consolidate net profit with revenues from operational activities	80,395	270.0	21.730
Net revenue from operational activities	15.719	(43.4)	27.792
Net revenue used in investment	(20.116)	(10)	(22.360)
Net revenue from (used in) financing	5.250	n/a	(8.634)
Increase (reduction) in cash and cash equivalents	0.853	n/a	(3.202)
Beginning of the year cash and cash equivalents	10.555	(15.3)	12.465
Effect of exchange variations in cash and cash equivalents	2.614	102.3	1.292
End of the year cash and cash equivalents	14.022	32.8	10.555

Year ending on December 31, 2015 compared to the year ended on December 21, 2014

Net revenue from operational activities

Net operating revenues totaled R$ 15.719 billion in 2015, compared to R$ 27.792 billion in 2014, representing a 43.4% decrease, mainly due to the drop in the price of our products.

Net Operating revenues from (used in) investments

Net revenues used in investments totaled R$ 20,116 billion in 2015, compared to R$ 22,360 billion in 2014, representing a 10.0% decrease, due to Company adjustment to projects, as some of them are entering the deployment phase, as is the case of S11D project, one of the largest of the Company, expected to end in the second half in 2016. Net revenue from (used in) financing activities Net revenue from (used in) financing achieved a source of resources of R$ 5.250 billion in 2015, compared to an investment of resources of R$ (8.634) billion in 2014, due to the decrease in the payment of dividends to shareholders and the sale of class-A preferred shares of MBR, representing 36.4% of its capital. 10.2 – Operating and Financial Results a. Results of Vale Operations, in particular: i. description of key components of revenue On 2016, Vale’s net operational revenue was R$ 94.633 billion and the operational margin (prior to the results in the measuring or the sale of noncurrent assets and the impairment of noncurrent assets and the onerous contracts) was 29.7%. Operating profit was R$ 24.0 billion, a R$ 49.6 billion variation compared to the operating loss in 2015, mainly due to the recovery of the prices of its products and of the impact of the reduction of the recoverable value of assets in 2015. The 2016 business year was a year in which the Company has sought opportunities to reduce costs. Vale presented an 24.0% reduction in net operational expenses (including SG&A, research and development, pre-operational and operational shutdown, and other operational revenues (expenses)), corresponding to R$ 1.690 billion, compared to the same period in 2015, principally marked by the reduction of revenue arising out of the gold stream operation and reduction in the provision for fixed asset demobilization, due to the rate of change by virtue of the change of risk. In addition, Vale had a R$ 30.0 billion variation in “Impairment of assets”, from R$ 33.945 billion in 2015 to R$ 3.940 billion in 2016. Cash generation from continued operations measured by Adjusted EBITDA, was R$ 40.9 billion in the fiscal year ending on December 31, 2016. On 2015, Vale’s net operational revenue was R$ 78.1 billion and the operational margin (prior to impairment of noncurrent assets and the results in the measuring or the sale of noncurrent assets) was 10.5%. The operational loss was R$ 25.7 billion in 2015, representing an approximate reduction R$ 45.4 billion compared to the operational profit in 2014, mainly due to the increase of the “impairment of non-current assets and onerous contracts” at R$ 33.9 billion and a drop in ore prices. Cash generation from continued operations, measured by Adjusted EBITDA, was R$ 21.7 billion in 2015. On 2014, Vale’s net operational revenue was R$ 82.619 billion and the operational margin (prior to impairment of noncurrent assets and the results in the measuring or the sale of noncurrent assets) was 24.3%. The operational profit was R$ 19.696 billion on 2014. Adjusted EBITDA

In billions	2014	2015	2016
	Fiscal year ending on December 31		
Income from sales, net	82.619	78,057	94,633
LAJIR (EBIT)	20.050	8.227	28.130
Adjusted EBITDA	30.480	21.741	40.906
Shareholders' compensation (controller)	9.739	5.026	5.524

EBITDA	Business years ended at December 31,		
In billions	**2014**	**2015**	**2016**
Adjusted EBITDA of the continued operations	**30.480**	**21.741**	**40.906**
Depreciation, amortization, and depletion	(9.128)	(12.450)	(12.107)
Dividends received from affiliates and joint ventures	(1.302)	(1.064)	(0.669)
Result in the measurement or sale of non-current assets	(0.441)	0.052	(0.228)
Impairment of non-current assets and onerous contracts	0.087	(33.945)	(3.940)
Operating profit (loss)	**19.696**	**(25.666)**	**23.962**
Net financial income	(14.626)	(36.053)	6.302
Results of Investments in affiliates and joint ventures	1.131	(1.526)	1.111
Impairment of investments in affiliates and joint ventures	(0.139)	(1.431)	(4.353)
Taxation on profit	(3.658)	19.339	(9.567)
Net profit (losses) from discontinued operations	**2.404**	**(45.337)**	**17.455**
Loss attributable to non-controlling interests	(0.749)	(1.815)	(0.006)
Net profit (loss) attributable to the shareholders of Vale	**3.153**	**(43.522)**	**17.461**

Individually, the most important product in terms of revenue generation in fiscal years 2016, 2015 and 2014 was iron ore.

In billion	2014	%	2015	%	2016	%
		Fiscal year ending on December 31				
Ferrous minerals	60.395	73.1	55.413	71.0	69.929	73.9
Iron ore	45.341	54.9	41.427	53.1	54.187	57.3
Pelotas	12.397	15.0	11.916	15.3	13.198	13.9
Manganese and Ferroalloys	0.933	1.1	0.518	0.7	1.031	1.1
Others	1.724	2.1	1.552	2.0	1.513	1.6
Coal	1.740	2.1	1.739	2.2	2.882	3.0
Base metals	18.137	22.0	20.491	26.3	21.274	22.5
Nickel and other products	14.703	17.8	15.534	19.9	15.504	16.4
Copper	3.434	4.2	4.957	6.4	5.770	6.1
Others	2.347	2.8	0.414	0.5	0.548	0.6
Net Revenues	82.619	100.0	78.057	100.0	94.633	100.0

The sale of ferrous minerals - iron ore, pellets, manganese ore and ferroalloy – represented 73.9% of Vale's total net operating revenues in the year ended on December 31, 2016, in comparison with 71.0% in the year ended on December 31, 2015 and 73.1% in 2014.

In 2016, 2015, and 2014, the base metals participation in the total net operational revenue was 22.5%, 26.3%, and 22.0%, respectively.

In 2016, 2015, and 2014, the participation of coal in the total net operational revenue was 3.0%, 2.2%, and 2.1%, respectively.

In 2016, 2015, and 2014, the contribution by other products in net revenue represented 0.6%, 0.5%, and 2.8%, respectively.

In the fiscal year ending on December 31, 2016, sales to Asia represented 61.3% of total revenues, slightly above the 57.3% and 55.6% of the fiscal years ended on 2015 and 2014 respectively. Sales to the Americas amounted to 16.8%, below the 18.3% and 20.3% of the fiscal years ended on 2015 and 2014 respectively. Revenues from Europe represented 17.0% in the fiscal year ended on December 31, 2016, 19.3% and 18.8% in fiscal year ended on December 31, 2015 and December 31, 2014, respectively; while the rest of the world contributed with 4.9% of the revenues for the fiscal year ending on December 31, 2016, compared to 5.0% and 5.3% on 2015 and 2014, respectively.

Considering sales per country, China was responsible for 46.3% of our revenue in the fiscal year ending on December 31, 2016, followed by Brazil with 7.5%, Japan with 6.4%, Germany with 5.0%, Canada with 4.3%, and the USA with 3.7%. In 2015, China was responsible for 39.5% of our revenues, followed by Brazil with 8.4%, Japan with 8.3%, Germany with 6.1%, South Korea with 3.4% and the United States and Canada with 3.6% and 4.7% respectively. In 2014, China was responsible for 36.0% of our revenue, followed by Brazil with 10.6%, Japan with 10.3%, Germany with 6.0%, South Korea with 4.4%, and Canada with 4.0%.

	Fiscal year ending on December 31					
In billions	**2014**	**%**	**2015**	**%**	**2016**	**%**
North America	**6.486**	**7.9**	**6.501**	**8.3**	**7.553**	**8.0**
USA	3.210	3.9	2.804	3.6	3.475	3.7
Canada	3.276	4.0	3.697	4.7	4.078	4.3
South America	**10.258**	**12.4**	**7.810**	**10.0**	**8.343**	**8.8**
Brazil	8.723	10.6	6.561	8.4	7.103	7.5
Others	1.535	1.9	1.249	1.6	1.240	1.3
Asia	**45.947**	**55.6**	**44.732**	**57.3**	**58.027**	**61.3**
China	29.762	36.0	30.812	39.5	43.778	46.3
Japan	8.530	10.3	6.497	8.3	6.019	6.4
South Korea	3.639	4.4	2.633	3.4	3.014	3.2
Taiwan	1.697	2.1	2.064	2.6	2.147	2.3
Others	2.319	2.8	2.726	3.5	3.069	3.2
Europe	**15.525**	**18.7**	**15.104**	**19.3**	**16.042**	**17.0**
Germany	4.936	6.0	4.746	6.1	4.772	5.0
France	1.329	1.6	1.086	1.4	1.471	1.6
United Kingdom	1.665	2.0	1.285	1.6	1.123	1.2
Italy	1.989	2.4	1.531	2.0	1.589	1.7
Others	5.606	6.8	6.456	8.3	7.087	7.5
Other countries	**4.403**	**5.3**	**3.910**	**5.0**	**4.668**	**4.9**
Net Revenues	**82.619**	**100.0**	**78.057**	**100.0**	**94.633**	**100.0**

ii. Factors that materially affected the operating results

Demand and prices

The following table summarizes the average sale price of the main products for the periods indicated.

	Fiscal year ending on December 31		
	2014	2015	2016
	$/metric ton, unless otherwise indicated		
Iron ore	178.89	148.94	186.89
Pellets	292.39	268.13	276.63
Manganese	283.23	191.54	378.56
Ferroalloys	3,422.18	3,018.72	2579.57
Coal			
Thermal coal	159.30	175.02	158.862
Metallurgical Coal	245.76	285.63	408.18
Nickel	38,679.67	39,012.71	33832.35
Copper	14,164.84	14,566.75	15454.23

The following table summarizes the average volume sold of main products for the periods indicated.

	Fiscal year ending on December 31		
	2014	2015	2016
	(in thousand metric tons)		
Iron ore	255.877	276.393	289.940
Pelotas	43.682	46.284	47.709
Manganese	1.879	1.764	1.851
Ferroalloys	150	69	127
Coal			
Thermal coal	1.152	892	5.457
Metallurgical Coal	6.330	5.614	4.907
Nickel	272	292	311
Copper	353	397	430

Iron ore and pellets

The demand for iron ore and pellets is a result of the global demand for carbon steel, which in turn is highly influenced by global industrial production. The pricing of iron ore and pellets is done according to several levels of quality and physical characteristics. Several factors affect the prices of different types of iron ore, such as the iron content in deposits, the size of particles, humidity and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore. Generally, the classification of ore into thin ore, lump ore and pellet feed determines price differences.

Demand from China has been one of the main drivers of worldwide demand and prices.

Chinese imports of iron ore reached 1,024 million metric tons in 2016, 7.5% above the level of 953 million metric tons in 2015, which in turn was 2% above the level of 933 million metric tons in 2014. On the other hand, the imported volume of 2014, in turn, was 15% above the level of 810 million metric tons in 2013. The ore import in 2016 occurred in a higher proportion than the 1.2% increase in Chinese steel production, reinforcing the hypothesis of the closure of mines in China.

Our iron ore prices are grounded in a variety of price option that are usually based on spot indices for the specification of prices charged to clients. Final prices may be based on spot rates for months prior to the shipping date or the shipping quarter, or according to the spot rate at delivery to customer. Fine iron ore prices command premiums based on the iron content and its impurity grade. The lump ore and pellet prices contain premiums in relation to fine iron ore prices and are determined based on client negotiations. The average prices for iron ore in fiscal year ending on December 31, 2016 were 25.4% and 4.5% higher than the average prices in 2015 and 2014, respectively. The average price for pellets on December 31, 2016, was 3.2% higher and 5.4% lower compared to average prices in 2015 and 2014, respectively. Manganese and ferroalloys The prices of manganese ore and ferroalloys are mainly influenced by trends in the carbon steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore sales are based on the spot market or calculated on a quarterly basis. Ferroalloys prices are determined on a quarterly basis. Coal The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to electricity consumption, which will continue to be driven by worldwide economic growth, especially in emerging economies. Currently, the metallurgic coal prices are established on a quarterly basis (benchmark price system) or following spot reference indexes. The prices of thermal coal are set in spot negotiations and/or through annual contracts. Nickel Nickel is traded on the London Metal Exchange (LME), and it is mainly used to produce stainless steel. Most nickel products are priced using a discount or a premium to the LME price, depending on the technical and physical characteristics of the product. Nickel demand is heavily affected by the production of stainless steel, which represented 69% of the consumption in the fiscal year ended on December 31, 2016 (66% and 68% in the fiscal years ended on December 31, 2015 and December 31, 2014, respectively). Vale has short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with its sales of nickel products to be used for other purposes (high nickel alloys, steel alloys, forging, plating, batteries and special applications), provide stable demand for a significant portion of its annual production. In 2016, 58% of the refined nickel sales were destined to applications outside the stainless-steel industry. This, when compared to the industry average of 31% among nickel producers, results in its sales volume being more stable. As a result of its focus on such higher-value segments, the average realized nickel prices have typically exceeded LME prices. Copper Copper prices are determined on the basis of: (a) copper prices in final markets, such as the LME and the NYMEX; and (b) for intermediate products, such as copper concentrate (which represents the majority of the company’s sales) and copper anode, treatment and refining rates are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sale prices of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are based on the LME at a future time, typically three months after shipment of product. Exchange Rates

The impact of exchange rate variations on Vale’s operational results are described in item “10.2 (b)” of this Reference Form. b. Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services Exchange rate variations Most of the Company’s revenues are expressed in US dollars, whereas most of our costs of goods sold are expressed in other currencies, mainly the Brazilian real (54% on December 31, 2016), the US dollar (29% on December 31, 2016), Canadian dollars (12% on December, 31, 2016), Indonesian rupees, Australian dollars, the euro, and others. As a result, changes in exchange rates affect the Company’s operating margin. Most of our long-term debt is expressed currencies other than the Brazilian real, mainly in American dollars (approximately 71.5% on December 31, 2016). Due to the fact that Vale’s functional currency is the Brazilian real, changes in the value of the US dollar against the Brazilian real result in exchange gains or losses on our net liabilities, which, in turn, affect our financial results. On December 31, 2016, our debt expressed in Reais was R$ 21.578 billion. Since most of our revenue is in US dollars, Vale uses derivatives to convert our debt from Brazilian Reais to US dollars. As a consequence of the depreciation of the Brazilian real against the US dollar in the fiscal year ending on December 31, 2016 and inflation, the net exchange rate and monetary variation caused a positive impact on net profits of R$ 10.8 billion. The net result of the currency and interest rate swaps, structured mainly to convert the debt expressed in Brazilian Reais into US dollars to protect our cash flow from currency price volatility, produced a positive accounting effect of R$ 3.2 billion in the fiscal year ending on December 31, 2016, of which R$ 2.6 billion generated a negative impact on the cash flow. Regarding the fiscal years ended on December 31, 2014 and December 31, 2015, the greater part of the company’s revenue was expressed in US Dollars, while most of the costs of the assets sold was expressed in other currencies, especially the Real (54% and 49% in the fiscal years ended in December 31, 2014 and December 31, 2015, respectively), in addition to the US Dollars (30% and 34% in the fiscal years ended on December 31, 2014 and December 31, 2015, respectively), Canadian Dollars (13% and 13% in the fiscal years ended on December 31, 2014 and December 31, 2015, respectively), Indonesian Rupiah, Australian Dollars, Euros, and others. Thus, exchange rates affected the Company’s operating margin. Most of the long-term debt in years 2014 and 2015 was in currencies other than real, especially US dollar (71% in 2014 and 73.7% in 2015). As Vale’s functional currency is real, changes to the US dollar against the real, caused variations to net liabilities, resulting in exchange gains or losses in the financial income. On December 31, 2014 and December 31, 2015, the debt in Reais was R$ 16,751 billion and R$ 21.638 billion, respectively. As most of the revenue was in US dollars, Vale used derivatives to translate the debt in real into US dollars. As consequence of the depreciation of the real against the US dollar in 2014 and in 2015 (in addition to inflation, this year), net exchange and monetary variation caused a negative impact on the net profit of R$ 5.377 billion in 2014 and R$ 5.445 billion in 2015. The net result of the currency and interest rate swaps, structured mainly to convert the debt expressed in Brazilian Reais into US dollars to protect our cash flow from currency price volatility, produced a negative accounting effect of R$ 1.8 billion in 2014, of which R$ 11 million generated negative cash effect, and (ii) negative accounting effect of R$ 4.6 billion in 2015, where R$ 1.0 billion generated negative cash effect.

Variations of Price and Volumes

The Company's revenues are mainly affected by price modifications, as well as alterations of volumes of the products marketed by it.

On December 31, 2016, the operating revenue coming from the net sales from the marketing of the Company's products was R$ 94.6 billion. As the major part of the revenue is linked to the marketing *of ferrous mineral*, including iron ore and pellets, the increase in price and volumes of the iron ore and the pellets contributed significantly to the increase in revenues of the Company. On December 31, 2014 and December 31, 2015, the revenue coming from the marketing of the Company's products was R$ 82.6 billion and R$ 78.1 billion, respectively.

The sales of *ferrous minerals* represented 73.9% of the total net operating revenues of the Company in 2016, compared to 71.0% in the same period of 2015 and 73.1% in 2014. The increased participation in the net operational revenue of the Company of sales of *ferrous minerals* was due mainly to the increase of the average price of (i) iron ore, which in the fiscal year ended on December 31, 2016 was 25.4% higher and 4.5% less than the average prices practiced in 2015 and 2014, respectively and (ii) pellets, which in the fiscal year ended on December 31, 2016 was 3.2% higher and 5.4% lower in relation to the average prices of 2015 and 2014, respectively.

The participation of base metals in the total net revenue was 22.5% in 2016 compared to 26.3% in 2015 e 22.0% in 2014.

In the fiscal years ended on December 31, 2016, December 31, 2015, and December 31, 2014, the participation of coal in the total net revenue was 3.0%, 2.2%, and 2.1%, respectively. Other products represented 0.6% of the total operating net revenue in 2016, relative to 0.5% in 2015 and 2.8% in 2014.

	For the Fiscal Year Ended: on December 31,		
Business segments	**2014**	**2015**	**2016**
Ferrous Minerals	73.1%	71.0%	73.9%
Base Metals	22.0%	26.3%	22.5%
Coal	2.1%	2.2%	3.0%
Others	2.8%	0.5%	0.06%
Total	**100.0%**	**100.0%**	**100.0%**

Several factors influenced the prices and the demand for the different products of the Company, such as: (a) iron and impurities content and size of the particles (for iron ore and pellets); (b) tendencies of the market of carbon steel and price of the main inputs (for manganese and ferroalloys); (c) demand for steel, especially in Asia, and for coal, especially in the Chinese production; (d) discount or premium in relation to the price negotiated on the London Metal Exchange (LME) (for nickel); (e) price of copper metal on the final market (for copper).

For further information about modifications of the prices of the products of the Company, as well as about the alterations of volumes sold in the last three fiscal years, see item "10.2(a) (i)(ii)" of this Reference Form, especially the comparative tables inserted in such items.

Variations in the inflation rates

The Company revenues are not significantly affected by inflation rates, the main variations being the operational revenues attributable to the modifications in prices alterations of volumes. c. Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and the issuer's financial result, when relevant For comments on the inflationary impact, price variations in the main products and exchange rates, see item "10.2 (b)" of this Reference Form.

Interest Rate Vale exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). The floating rate of its debt expressed in Brazilian Reais includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to the CDI (Interbank Deposit Certificate), the reference interest rate on the Brazilian interbank market and the TJLP (long-term interest rate). We use swap operations to convert most part of this debt into fixed rates in US dollars. On December 31, 2016, before swap operations, 23% of the debt was in Reais and the remaining 77% was in other currencies. On December 31, 2015, before swap operations, 19% of the debt was in Reais and the remaining 81% was in other currencies. On December 31, 2014, 22% of the debt was on Reais and the remaining 78% was in other currencies. On December 31, 2016, around 47.4% of the debt was tied to the floating interest rate, compared to approximately 42.4% on December 31, 2015 and 45.2% on December 31, 2014. Fuel and gas costs are an important component of our production cost and represented 7.0% of our total cost of products sold in the fiscal year ending on December 31, 2016; 6.4% in 2015; and 6.4% in 2014. Decreases in the price of oil and gas impact positively all the Company businesses according to the local prices used by each operational unit. Electricity costs represent 3.9% of the total cost of products sold in the fiscal year ending on December 31, 2016; 2.6% in 2015, and 2.2% in 2014. The non-current assets impairment registered in 2016 resulted in a loss of about R$ 3.940 billion. This amount refers to the Company’s assets recoverable value, based on the premise that includes the discounted cash flow and the commodities price. Vale does not provide guidelines about quantitative forecasts of its future financial performance. Vale seeks to disclose as much information as possible about its vision of the different markets where it operates, its directives, strategies and their execution, in order to provide the investors in the capitals market good conditions for the development of expectations about its medium to long-term performance.

10.3 Events with relevant effects, occurred and expected, in the financial statements a. Introduction or disposal of operating segment 2016 In December, 2016, the Company celebrated an agreement with The Mosaic Company (“Mosaic”) to sell: (i) its phosphate assets located in Brazil, except those mainly related to the nitrogen assets located in Cubatão; (ii) the control in Campañia Minera Miski Mayo S.A.C, in Peru; (iii) its potassium assets located in Brazil; and (iv) its potassium projects in Canada. The agreed worth of this contract is R$ 8.148 billion (US$ 2.5 billion), of which R$ 4.074 billion (US$ 1.25 billion) will be paid in cash and R$ 4.074 billion (US$ 1.25 billion) with 42.3 million common to be issued by Mosaic, which on the date of the transaction represents around 11% of the total common shares in circulation of Mosaic. The conclusion of the transaction is expected for the end of 2017 and is subject to the separation of the nitrogen assets of Vale Fertilizantes S.A.; to the fulfillment of usual preceding conditions, including the approval of the Administrative Council for Economic Defense (CADE) and of other anti-trust authorities; and other operational and regulatory points. Vale may receive additional earn-out payments from Mosaic of up to R$ 847 million (US$ 260 million), should MAP prices (Mono-ammonium phosphate) and the real in comparison with the dollar exceed determined levels during each one of the next two periods of 12 months after the conclusion of the transaction. The assets located in Cubatão, which in their majority are dedicated to nitrogen operations, will be transferred from Vale Fertilizantes S.A. to a legally independent entity, for which the Company is actively seeking to identify potential buyers. Therefore, the fertilizer segment, including the assets of Cubatão, is presented as a discontinued operation and the related assets and liabilities were classified as maintained for sail, as established by IFRS 5. As a consequence the net assets of the fertilizer segment were adjusted to reflect the fair value less the cost of sale and a loss of R$5.899 billion (R$3.893 billion net of taxes) was recognized in the income statement of the discontinued operations of the business year ending at December 31, 2016. 2015 There were no introduction or disposition of operating segments in the fiscal year of 2015 that have caused or may cause relevant effects on the financial statements. 2014 There were no introduction or disposal of operating segment in fiscal year 2014 that have caused or may cause relevant effects on the financial statements. b. Incorporation, acquisition or divestiture of stakeholder positions Main Acquisitions 2016

Minas da Serra Geral S.A. ("MSG") In March of 2016, the Company performed the purchase option of an additional participation of 50% in MSG which was detained by the JFE Steel Corporation ("JFE") for the sum of R$65 million. With this, Vale holds 100% of the capital of MSG. 2015 There were no shareholding acquisitions in fiscal year 2015 that have caused or may cause relevant effects on the financial statements. 2014 There were no shareholding acquisitions in fiscal year 2014 that have caused or may cause relevant effects on the financial statements. Main investment disposals and asset sales In accordance with the strategy, the Company continues to reduce our stakes in non-core assets. The following is a summary of the main disposals and sales of assets during the three-year period under discussion. 2016 Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd (“CSA”) In April, 2016, the Company sold 100% of its interest in CSA (26.87%) for an insignificant amount. Coal - Nacala logistics corridor (“Nacala”) In December of 2014 the Company made an agreement with Mitsui & Co. (“Mitsui”) to sell 50% of its interest in the Nacala logistics corridor and 15% of its interest in Vale Moçambique, which holds the coal assets. After the completion of the deal, Vale would come to hold, indirectly 81% of the Moatize mine (Vale Moçambique) and approximately 50% of the assets of the Nacala Corridor. Since Nacala will be controlled by Vale and Mitsui, the assets and liabilities were classified as non-current assets held for sale, without an impact on the results. In September of 2016, the Company revised the terms relating to this transaction, in which Mitsui agreed to contribute with up to R$1.467 billion (US$450 million), being: (i) R$831 million (US$255 million) for 15% participation of Vale in the Moatize coal mine; and (ii) an additional contribution of up to R$636 million (US$195 million) depending on the attainment of certain conditions, including the performance of the mine. Additionally, Mitsui will contribute with R$1.134 billion (US$348 million) for a 50% participation in equity and quasi-equity instruments of Nacala and will grant a long-term loan of R$538 million (US$165 million). In the fiscal year ending on December 31, 2016, the finalization of the transactions continues related to the success of the conclusion of the Project Finance and of certain governmental authorizations expected to occur in 2017.

Shipping assets In June, 2016, Vale approved the sales plan of the fleet of eleven ships. As a consequence, the referred to assets were reclassified to non-current assets held for sale and the loss in the amount of R$228 million was recorded in the result as “Result in the measurement or sale of non-current assets”. In the fiscal year ending on December 31, 2016, the Company concluded the sale of three Very Large Ore Carriers (“VLOC’s”) for R$863 million and four cape-sized ships for R$470 million. They are still recorded in the assets held for sale on December 31, 2016. Sale of part of the gold stream produced as byproduct In 2013, the Company executed a gold deal with Silver Wheaton Corp. ("SLW”) to sell 25% of the gold extracted as a by-product during the useful life of the Salobo copper mine, and 70% of the gold extracted as a by-product during the next 20 years, of the Sudbury nickel mines. The Company received a down payment in cash of R$ 4.060 billion (US$ 1.900 billion). The original deal was amended in March, 2015 and in August, 2016 to include in each contract the additional sale of 25% of the gold extracted as a sub-product during the useful lifetime of the Salobo copper mine. In the first amendment, the Company received and initial payment of R$ 2.826 billion (US$ 900 million) and in the second amendment, (i) an initial payment in cash of R$ 2.568 billion (US$ 800 million) and (ii) a value in options, resulting from the reduction of the price of the exercise of R$ 211.00 (US$ 65.00) to R$ 142.00 (US$ 43.75) over 10 million warrants of SLW held by the Company since 2013 and with a maturity date in 2023. With this, on December 31, 2016, SLW held 75% of the payable gold stream contained in the copper concentrate of the Salobo mine and 70% of the gold extracted as a sub-product of the Sudbury nickel mines in the next 17 years. As the gold is delivered to SLW, Vale receives a payment equal to or less than: (i) US$ 400 per ounce of refined gold delivered (the payments of which are subject to an annual increase of 1% per year, beginning in January of 2017 for the original transactions and amendments and at every January 1st therefrom) and (ii) the market reference price on the date of delivery. Vale may also be able to receive an additional payment in cash, depending upon its decision to expand the copper ore processing capacity of the Salobo mine above 28 Mtpa before 2036. Salobo will have total run-of-mine (ROM) processing capacity of 24 Mtpa. This additional contingent amount may vary between US$ 113 million and US$ 953 million, depending on the mineral content, time and size of the expansion. 2015 Divestment of Shandong Yankuang International Coking Co., Ltd. (“Yankuang”) The Company concluded the sale of its total participation in Yankuang, producer of coke, methanol and other products. In this operation, Vale recognized a gain of R$241 million as “Reduction to the recoverable value and other results in the participation of affiliates and joint ventures”. Restructuring power generation assets

On February 27, 2015, Vale has concluded the transaction that began in 2013 with Cemig GT to create the joint venture Aliança Geração de Energia S.A., and on March 31, 2015, Vale concluded the transaction with CEMIG GT for the sale of 49% of Vale’s share in Norte Energia. Sale of Share at MBR On July 29, 2015, Vale has executed the Purchase and Sale Agreement of Shares and other issues, with the Fundo de Investimento em Participações Multisetorial Plus II (“FIP Plus II ”), which shares are held on this date by Banco Bradesco BBI S.A. (“BBI”), under which it promised to sell the class A preferred shares representing 36.4% of the capital stock of Minerações Brasileiras Reunidas S.A. – MBR (“MBR”), for R$ 4.0 billion, subject to suspension conditions usually applicable, including prior approval of the operation by CADE. On September 1, 2015, the sale was concluded for the agreed price, which was transferred in one single payment on that date, and Vale now holds directly and indirectly 61.9% of the capital stock and 98.3% of the common capital of MBR. Vale also holds a purchase option of shares issued by MBR currently held by BBI, successor of FIP Plus II. Sale of maritime transportation assets and cooperation agreement In 2015, the Company completed the sale of 12 ships with a capacity of 400,000 tons each. The Company received R$ 4.770 in cash resources. 2014 Sale of shares in Vale Florestar On June 4, 2014, Vale announced the execution with a subsidiary of Suzano Papel e Celulose S.A. (“Suzano Subsidiary”), company that produces eucalyptus cellulose, an agreement to sell its entire share in Vale Florestar Fundo de Investimento em Participações (“FIP Vale Florestar”), in the amount of R$ 205 million. The usual precedent conditions and approvals, including by Conselho Administrativo de Defesa Econômica – CADE were complied with and, thus, the transaction was effective on August 8, 2014. BNDESPar, Petros and FUNCEF, other shareholders of FIP Vale Florestar also sold their respective shares to the Suzano Subsidiary that now holds 100% of the FIP Florestar. Sale of maritime transportation assets and cooperation agreement In September 2014, Vale Internacional and China Ocean Shipping Company (“Cosco”) entered a strategic cooperation agreement for maritime iron ore transportation. Under this agreement, four 400 thousand tons VLOCs (Very Large Ore Carriers), currently owned and operated by Vale Internacional, would be sold to Cosco. This sale was concluded on June 2, 2015, and the transaction totaled US$ 445 million. In September 2014, Vale Internacional and China Merchants Group entered an agreement that covers a strategic cooperation between both maritime iron ore transportation companies. Under this agreement, the companies agreed upon a long-term freight agreement to carry iron ore from Brazil to China, using VLOCs to be built and operated by China Merchants Group (“Cooperation Agreement”). On May 19, 2015, Vale International and China Merchants Energy Shipping Co., Ltd. (“CMES”), subsidiary of China Merchants Group, entered an amendment to the Cooperation Agreement, under which Vale would sell 4 VLOCs, with 400 thousand tons, to CMES, which are currently owned and operated by Vale for CMES. The sale was concluded on September 29, 2015, and the transaction added up to US$ 448 million.

c. Unusual events or operations 2016 Contingencies related to the Samarco accident (i) Civil lawsuit by the Brazilian government and others The Federal Government, the two Brazilian states impacted by the rupture of the dam (Espírito Santo and Minas Gerais) and other government authorities moved a civil lawsuit against Samarco and its shareholders, VALE S.A. and BHPB, estimated by the authors at R$20.2 billion. On May 5, 2016, the Agreement of March, 2016 was authorized by the Federal Regional Court of the 1st region (TRF). In June, 2016, the Superior Court of Justice (STJ) issued an injunction, suspending the decision of the TRF, until the definitive sentence on the lawsuit. With this injunction, a civil lawsuit was filed, previously suspended due to the Agreement. On August 17, 2016, the TRF of the 1st Region denied interlocutory appeal lodged by Samarco, Vale S.A. and BHPB against the said injunction and declared the decision that authorized Court Agreement Instrument null and void. The injunction maintained by the TRF of the 1st Region determined, among other measures, the unavailability of the mining concessions of Samarco, Vale S.A. and BHPB, without, however, limiting its production and marketing activities and the deposit of R$ 1.2 billion, by January of 2017. This deposit was provisionally substituted by the guarantees included in the preliminary agreement with the Federal Prosecution Office, as detailed below. In January of 2017, Samarco, Vale S.A. and BHPB (jointly referred to as “companies”) executed two Preliminary Agreement Instruments with the Federal Prosecutor’s Office (“MPF”). The objective of the first Preliminary Agreement was to define the procedures and the timetable of negotiations for the celebration of an Instrument for the Final Adjustment of Conduct (“Final Instrument”), expected to occur by June 30, 2017 (“First Instrument”). This First Instrument creates the basis for the conciliation of two civil lawsuits that seek to establish socio-economic and socio-environmental reparations and compensations for the impact of the rupture of the Fundão dam: that of no. 0023863-07.2016.4.01.3800, filed by the MPF (value indicated by the plaintiff of R$155 billion), mentioned in item (ii) below, and that of no. 0069758-61.2015.4.01.3400, filed by the Federal Government, by the States of Minas Gerais and Espírito Santo and other governmental authorities (worth R$20.2 billion). Both the actions are being judged by the 12th Federal Court of the Judicial Section of Belo Horizonte. The First Instrument covers: (a) the hiring of “experts” chosen by the MPF and paid for by the companies to perform a diagnosis and monitor the progress of the 41 programs of the Agreement signed on March 2, 2016 between the companies, the Federal Government and the governments of Minas Gerais and Espírito Santo and other governmental authorities; and (b) the holding of at least 11 (eleven) public hearings by April 15, 2017, 5 (five) being in Minas Gerais, 3 (three) in Espírito Santo, and the others in the indigenous lands of Krenak, Comboios and Caieiras Velhas, with the purpose of allowing the participation of the communities in the definition of the content of the Final Instrument. The First Instrument also includes the commitment of Samarco, Vale and BHPB to giving the 12th Federal Court of the Judicial Section of Belo Horizonte a guarantee of the fulfillment of the obligations to pay for and fund socio-economic and socio-environmental repair programs for the rupture of the Fundão dam, included in the two above-mentioned civil lawsuits, until the execution of the Final

Instrument, to the amount of R$2.2 billion, that is, (i) R$100 in financial investments; (ii) R$1.3 billion in collateral; and (iii) R$800 in assets of Samarco. The presentation of the referred to guarantee shall be valid until the conclusion of the negotiations and execution of the Final Instrument or up to June 30, 2017, whichever occurs first. For implementation of the First Instrument, the 12th Federal Court of the Judicial Section of Belo Horizonte required the acceptance of such guarantees until the conclusion of the negotiations and execution of the Final Instrument, or until the parties reach a new agreement about guarantees. If, after June 30, the negotiations fail, the MPF may ask the 12th Federal Court of the Judicial Section of Belo Horizonte to re-establish the deposit order of R$1.2 billion in relation to the civil lawsuit of R$20,2 billion, currently suspended.

Additionally, a second Preliminary Instrument ("Second Instrument") was drafted, which establishes a timetable for the availability of resources for the programs of reparation of the socio-economic and socio-environmental damaged caused by the rupture of the Fundão dam in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova worth R$200.

The commitments established in the two Preliminary Agreement Instruments depend on judicial authorization.

(ii) Civil Lawsuit lodged by the Federal Prosecutor's Office

On May 3, 2016, the MPF filed a civil lawsuit against Samarco and its shareholders, by means of which it presented various petitions, including: (i) the adoption of measures relating to the mitigation of the social, economic and environmental impacts resulting from the rupture of the Fundão dam, as well as other emergency measures; (ii) payment of indemnity to the community; and (iii) payment of collective moral damages. The intial value of the action indicated by the Federal Prosecutor's Office is R$155 billion. On September 13, 2016, the first hearing was held. On November 21, 2016, the Court determined the service of process on the defendants and the action was contested. In view of the negotiations for a possible agreement, the parties made a plea, along the line established in the Preliminary Agreement Instrument, asking for the suspension of the case.

For more information related to the rupture of the dam of Samarco Mineração S.A. see section 10.1 h.

Impairment of assets

The losses (reversions) of *impairment* recognized in the business year are presented in the following chart:

			Impairment (reversions) (In billion)		
Segments by asset class	**Assets or cash generating unit**	**Book Value (After *impairment*)**	**2016**	**2015**	**2014**
Fixed Assets and intangible					
Iron ore	Northern System	0.536	(0.536)	0.213	-
Coal	Australia	0.140	0.091	2.460	0.787
Base metals - Nickel	Newfoundland (VNL)	6.241	2.112	13.394	-
Base metals - Nickel	Nouvelle-Caledonie (VNC)	10.976	0.952	5.660	0.628
Base metals - Nickel	Onça Puma	6.766	-	(0.976)	(4.295)
Coal	Mozambique	5.722	-	9.302	-
Iron ore	Center-Western System	-	-	2.023	-
Iron ore	Simandou Project	-	-	-	2.793
Diverse segments	Other assets	-	0.460	0.487	-
Impairment of non-current assets			**3.079**	**32.563**	**(0.087)**
Onerous contracts			0.861	1.382	-
Impairment of non-current assets and onerous contracts			**3.940**	**33.945**	**(0.087)**

Investments on affiliates and joint ventures

Iron ore Base metals - Copper Others Samarco Mineração S.A. Teal Minerals Inc. Vale Soluções em Energia S.A. - - - - 0.510 1.217 - - - - - 0.071 Impairment of investments in affiliates and joint ventures - 1.727 0.071 2015 Impairment of assets The losses (reversions) of impairment recognized in the business year are presented in the chart above. 2014 Impairment of assets The losses (reversions) of impairment recognized in the business year are presented in the chart above.

10.4 Significant changes in Accounting Practices - Corrections and Remarks in auditor’s opinion. a. Significant changes in accounting practices 2016 In 2016 there was no significant change in any pronouncement. All pronouncements issued in 2016 aim at the adoption of new accounting guidelines starting in 2017, and among which IFRS 16 - Lease, is the most significant one. IFRS 16 replaces IAS 17 Leasing operations and related interpretations and comes into force for annual periods starting on or after January 1, 2019, being adopted when it comes into force, provided that is implemented in Brazil by CPC and approved by the CVM and CFC. (I) Pronouncements, interpretations or updates issued by IASB for adoption after December 31, 2016 IFRS 16 Leases Recognition of Deferred Tax Assets (Amendments to IAS 12) Disclosure Initiative (Amendments to IAS 7) Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2) IFRIC 22 Foreign Currency Transactions and Advance Consideration Transfers of Investment Property (Amendments to IAS 40) • • • • • • (II) Pronouncements, interpretation, guidelines and revision approved by the CVM to be adopted after December 31, 2016 • CVM Deliberation 763, dated December 22, 2016 – Approves Technical Pronouncement CPC 48, issued by the Accounting Pronouncements Committee, which deals with financial instruments. • CVM Deliberation 762, dated December 22, 2016 – Approves Technical Pronouncement CPC 47, issued by the Accounting Pronouncements Committee, which deals with revenue from contract with clients. • CVM Deliberation 761, dated December 22, 2016 – Approves Technical Pronouncements Revision Document no. 10 related to Pronouncements CPC 3, CPC 35 and CPC 32 issued by the Accounting Pronouncements Committee. (III) Pronouncements, interpretations and guidelines issued and/or updated by CPC, adopted during year 2016 • CPC 02 (R2) – Effects of the Changes in the Exchange Rates and Conversion of Financial Statements. • CPC 26 (R1) – Presentation of the Financial Statements. • CPC 39 – Financial Instruments: Presentation. • ICPC 09 (R2) – Individual Financial Statements, Separate Statements, Consolidated Statements and Application of the Equity Method

2015 There were no significant changes in the accounting practices in the fiscal year of 2015. 2014 In 2014 there was no significant change in any pronouncement. All pronouncements issued in 2014 aim adoption of new accounting guidelines starting in 2016, and among which IFRS 15 - Revenue from Contracts with Customers is the most significant one. IFRS 15 covers recognition of revenue from contracts with clients (except contracts within the scope of leasing agreements, insurance agreements, and financial instruments), and replaces the current pronouncements IAS 18 – Revenue, IAS 11 – Construction contracts, being adopted when effective, provided that there is deployment in Brazil CPC and approval by CVM and CFC. The deadline for the mandatory adoption of IFRS 15 was changed to 2018, and in 2016 it had not yet been adopted by the Company. (I) Pronouncements, interpretations, or updates issued by the IASB to be adopted after December 31, 2014 • Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) Equity Method in Separate Financial Statements (Amendments to IAS 27) Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11) Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38) IFRS 15 Revenue from Contracts with Customers. IFRS 9 Financial Instruments Disclosure Initiative (Amendments to IAS 1) • • • • • • (II) Pronouncements, interpretation, guidelines and revision approved by the CVM to be adopted after December 31, 2014 • CVM Deliberation 733, dated December 23, 2014 – Approves the Technical Pronouncements Revision Document no. 07 related to Pronouncements CPC 18, CPC 35 and CPC 37 issued by the Accounting Pronouncements Committee (III) Pronouncements, interpretations and guidelines issued and/or updated by CPC, adopted during year 2014 • ICPC 09 (R2) – Individual Financial Statements, Separate Statements, Consolidated Statements and Application of the Equity Method ICPC 19 - Taxes ICPC 20 – Defined Limit of Benefit Asset, Minimum Funding Requirements and Interaction OCPC 07 – Evidence in the Disclosure of Financial-Accounting Reports for General Purpose OCPC 8 - TECHNICAL GUIDELINES OCPC 08 • • • • b. Significant effects of changes in accounting practices There were no significant changes in the accounting practices adopted by the Company between fiscal years that ended on December 31, 2014 and 2016. c. Corrections and remarks in the auditor's opinion There were no corrections in the opinions drafted by our independent auditors relating to the financial statements for 2014, 2015, and 2016.

There are no paragraphs to emphasize in the financial statements for fiscal years ending on December 31, 2014, 2015 and 2016. In 2014, KPMG Auditores Independentes assumed responsibility for the independent audit of the Company’s Financial Statements, and issued the report of the financial statements for 2014. 10.5 Critical Accounting Policies Preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the Company's Management in the process of applying the Group's accounting policies. These estimates are based on the best information available in each fiscal year. Changes in facts and circumstances may lead to revision of estimates, therefore the actual future results may differ from estimates. Significant estimates and assumptions used by the Company’s Management in preparing these financial statements are thus presented: a) Mineral reserves and useful life of the mines The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires that the Company assume positions of future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves of the Company. The estimated volume of mineral reserves is based on a calculation of the portion of the mines that is depleted, and their estimated useful life of the mine is a major factor in quantifying the provision of environmental rehabilitation of the mines and the impairment of long-term assets. Any change in the estimates of the volume of mine reserves and the useful life of the assets linked to them may have a significant impact on charges for depreciation, depletion and amortization and on the assessment of impairment. b) Disposal of Assets The Company recognizes an obligation according to the fair value for disposal of assets during the period in which they occur, pursuant to the accounting statement’s explanatory note. The Company believes the accounting estimates related to recovery of degraded areas and closure costs of a mine are a critical accounting policy because they involve significant values for the provision and it is expected to involve several assumptions, such as interest rates, costs of closure, the useful life of the asset considering the current stage of depletion and the projected dates of depletion of each mine. These estimates are reviewed each year. c) Taxation on profit Determination of the provision for income taxes or deferred income tax, assets and liabilities, and any provision for losses on tax credits requires estimates from Management. Active deferred taxes resulting from fiscal losses, negative bases of social contribution and temporary differences are recognized, taking into account the analysis of the future results, grounded on economic-financial projections, elaborated based on internal presumptions and on macro-economic, commercial and taxation scenarios that may undergo alterations in the future. The assumption of future profits is based on the production, planning of sales, prices of commodities, operational costs, restructuring and planning of capital costs. d) Provision for legal suits Provisions for legal suits are only recorded when the possibility of loss is considered to be probable by the legal department and their legal advisers and can be measured with reasonable certainty. By their nature, legal suits will be resolved when one or more future events occur or fail to occur. Typically, the occurrence or not of such events does not depend on the Company because the uncertain legal environment involves exercising significant estimates and judgments on the part of the Management regarding the results of future events. e) Employee Retirement Benefits The amounts reported in this section depend on a number of factors that are determined based on actuarial calculations that use various assumptions to determine costs and liabilities. One of the assumptions used is the determination and use of the discount rate. Any changes in these assumptions will affect the accounting records. At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to update and discount the fair value of assets and liabilities, costs and expenses, and to determine future values of estimated cash outflows that are necessary to pay pension plan obligations. f) Reduction in Recoverable Value of Assets Every year the Company tests the recoverability of its tangible and intangible assets separated by cash-generation unity, usually employing discounted cash flow criteria, which depends on various estimates. The Company determines its cash flow based on budgets approved by the management, which use the following key assumptions: (i) mineral reserves and resources measured by internal specialists; (ii) costs and investments based on the best estimate of the projects according to past performances; (iii) sales prices consistent with the projections available in the reports published by the industry, considering the market quotation when appropriate; (iv) useful life of each unit (relationship between production and the mineral reserves); and (v) discount rates that reflect specific risks of each cash generating unit. Therefore, there is the possibility that changes in circumstances may alter these projections, which can affect the recoverable value of the assets. g) Fair Value of Derivatives and Other Financial Instruments The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods and to define assumptions, which are mainly based on market conditions existing at balance sheet date The analysis of the impact if actual results vary from Management’s estimates is presented in the 2016 financial statement’s explanatory note 33, under the topic “Sensitivity analysis of the derivative financial instruments”. h) Samarco Mineração S.A The provision for fulfillment of the agreement related to the rupture of the dam of Samarco Mineração S.A. (“Samarco”) requires the use of estimates that may be affected principally by: (i) changes in the scope of work included in the Agreement as a result of additional technical analyses; (ii) resolution of the uncertainty as to the restarting of Samarco's operations; (iii) updates of the discount rate; and (iv) resolution of existing legal claims. As a result, the expenses that may come to occur in the future can differ from the provisioned amounts and the alterations in these estimates can result in a material impact on the amount of the provision in the future.

10.6 – Significant items Not Included in the Financial Statements

a. a. Assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (*off-balance sheet items*)

i. Operational leases, assets and liabilities

Vale maintains an operational lease with its entities under common control, Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização, under which Vale leases its pelleting plants. These operational leases are in effect for 3 and 10 years, and are renewable.

The Company also hold operational leasing contracts for the exploration and processing of iron ore with joint ventures and port operations with third parties.

Future minimum payment obligations for operational leases and procurement are as follows, on December 31, 2016:

In billion	
2017	0.517
2018	0.465
2019	0.457
2020	0.455
2021 and subsequent periods	1.689
All minimum payments required	**3.583**

ii. offset portfolio of receivables where the entity maintains risks and responsibilities, including respective liabilities

There is no offset portfolio of receivables where Vale maintains risks and responsibilities, that are not included in the Company balance sheet.

iii. Agreement for future sale and purchase of products or services

The commitments with purchase obligations result mainly from contracts of the take or pay type, power acquisition contracts and the acquisition of raw materials and services.

The future minimum payment contracts referring to the future obligation of purchases are the following, for the date of December 31, 2016:

In billions	
2017	8.959
2018	1.266
2019	0.647
2020	0.487
2021 and subsequent periods	3.927
All minimum payments required	15.286

iv. Unfinished construction agreements There are no unfinished construction agreements that are not included in the Company balance sheet. v. agreements for futures from financing (I) Basic Metal Operations Nickel Operations Project –New Caledonia Regarding the construction and installment of our nickel processing plant in New Caledonia, the subsidiary Vale Canada Limited (“Vale Canada”) offered guarantees for the financing agreements, structured under the terms of the French tax law to BNP Paribas (agent acting on behalf of the tax benefit of certain investors). The guarantees refer to payments related to financing due by the subsidiary Vale Nouvelle-Calédonie SAS (“VNC”) to an entity controlled by French investors on some assets of the operation. Consistent with the commitments assumed by VNC on the financing, the assets were substantially concluded on December 31, 2012. Vale Canada has also agreed that the assets will be operated for five years. Vale Canada believes that the probability of the guarantees being claimed is remote. Nickel operations – Indonesia In October, 2014, the subsidiary PT Vale Indonesia TBK (“PTVI”), a company listed in Indonesia, renegotiated its agreement with the Government to operate (known as Contract of Work - “CoW”). The renegotiation included commitment of PTVI to divest 20% of its share to the Indonesian market (approximately 20% of the shares of PTVI are already registered in the Indonesian stock market) within five years. The divestment will be fulfilled by the majority shareholders of PTVI, Vale Canada and Sumitomo Mining Metal Co., Ltd., based on their participations. Nickel operations – Canada The subsidiaries Vale Canada and Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (“Province”) signed a Development Agreement of VNLL with regard to the development and operation of the Voisey’s Bay mine, together with other obligations related to processing in the Province and the export of nickel and copper concentrate. On December 19, 2014, the Sixth Amendment to the Development Agreement was executed. The Sixth Amendment includes operational commitments and other key commitments in the agreement. Thus, under the Development Agreement, VNLL has a potential secured obligation for letters of credit and other securities, which can become due and payable in the event of certain commitments related to the construction of the underground mine being postponed or not attained. Others Besides the operations described above, during certain nickel operations, letters of credit, guarantees and collateral were provided to the amount of R$ 3.6 billion (US$ 1.1 billion) that is associated with items such as environmental complaints, commitments with the demobilization of assets, electricity contracts, post-retirement benefits, community service agreements and import and export commitments. (II) Participating Debentures Due to the 1997 privatization, the Company issued debentures for existing shareholder, including the Brazilian Government. The terms of the debentures were established to make sure that the pre-

privatization shareholders had a share in potential future benefits, which were to be obtained by means of the exploration of certain mineral resources.

A total 388,559,056 debentures were issued in the nominal amount of R$ 0.01 (one cent of a real), whose value will be adjusted based on the Market Price General Index ("IGP-M"), as defined in the Debenture Deed. On December 31, 2016, December 31, 2015, and December 31, 2014, the fair value of the debentures was R$ 2.526 billion, R$ 1.336 billion .and R$ 4.584 billion, respectively

The owners of these debentures have the right to receive premiums payable every six months, equivalent to a percentage of the net revenues from certain mineral resources, as per the Debenture Deed. In 2016 and 2015, the Company paid to debenture holders compensation in the total amount of R$ 268 million and R$ 209 million, respectively.

(III) Guarantee granted to affiliates

On December 31, 2016, the total of guarantees granted by Vale (limited to its indirect or direct share) for Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. summed R$ 1.2 billion and R$ 4.7 billion, respectively.

(b) other items not evident in the financial statements

Railway transportation companies

The Company entered into concession contracts with the Federal Government, through the Ministry of Transport, for exploration and development of public railway transport of cargo and passengers, under supervision of the National Agency of Ground Transportation (ANTT). The accounting records of concessions are classified as intangible assets.

Termination of the concession for the railways Vitória-Minas and Carajás are June 2027. The contractual bases and expiration dates of the railway transport did not change during the period.

The concession will be terminated in case of end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary.

Port Terminals

Vale owns specialized port terminals, as follows:

Terminal de Tubarão	Vale S.A.	Vitória - ES	2039
Terminal de Praia Mole	Vale S.A.	Vitória - ES	2039
Terminal Marítimo de Ponta da Madeira	Vale S.A.	São Luis - MA	2039
Terminal da Ilha Guaíba	Vale S.A.	Mangaratiba – RJ	2039
Terminal de Exportação de Minério	CPBS - Companhia Portuária Baía de Sepetiba	Itaguaí/RJ	2021
Terminal de Gregório Curvo	MCR - Mineração Corumbaense Reunida S.A.	Corumbá/MS	2039

Except for Terminal de Exportação de Minério granted to CPBS – Companhia Portuária Baía de Sepetiba, the Adherence Agreements applicable to other port terminals were adapted to the new port law, Law

12.815/2013, and new Agreements were executed in September 2014, for 25 years, renewable for equal periods. There are no other items not shown in Vale’s financial statements other than those previously reported. 10.7 - Comments on items not shown in the Financial Statements (a) how these items alter or may alter revenue, expenses, operating income, financial expenses or other items in the issuer financial statements Vale’s Directors do not expect relevant effects on the operations described in item "10.6" of this Reference Form and not recorded in the financial statements that would change the revenues, expenses, operating result, financial expenses or other items in Vale’s financial information. (b) nature and purpose of the operation For a description of the nature and purpose of each operation, see item “10.6” in this Reference Form. (c) nature and amount of obligations and rights in favor of the issuer arising out of the operation For a description of the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in our financial statements, please refer to item "10.6" of this Reference Form.

10.8 – Company Business Plan a. Investments, including: (i) quantitative and qualitative description of ongoing and planned investments; (ii) sources of investment financing; and (iii) relevant ongoing and planned divestments. b. Already-disclosed acquisition of plant, equipment, patents or other assets that should materially affect Vale’s production capacity c. New products and services, including: (i) description of ongoing research already published; (ii) the total amounts spent by the issuer on research to develop new products or services; (iii) ongoing projects already announced; and (iv) the total amounts spent by the issuer to develop new products or services NOTE: To convert the amounts of investments made, the average exchange rates in the periods were used for conversion. In 2016, Vale investments (execution of projects and maintenance of operations) totaled R$ 18,062 billion. The investment for project execution was R$ 10,796 billion while for maintenance of existing operations was R$ 7,266 billion. Investments on corporate social responsibility totaled R$ 2,458 billion, comprised by R$ 1,962 billion in environmental protection and R$ 496 million in social projects. In 2015, Vale investments (execution of projects and maintenance of operations) totaled R$ 27,202 billion. The investment for project execution was R$ 18,381 billion while for maintenance of existing operations was R$ 8,821 billion. Investments on corporate social responsibility totaled R$ 2,673 million, comprised by R$ 1,764 million in environmental protection and R$ 909 million in social projects. In 2014, Vale investments (execution of projects and maintenance of operations) totaled R$ 27,403 billion. The investment for project execution was R$ 18,465 billion while for maintenance of existing operations was R$ 8,938 billion. Investments in corporate social responsibility reached R$ 2,693 billion, R$ 2,050 billion of which were dedicated to environmental protection and R$ 643 million to social projects. Investments on acquisitions totaled R$ 162 million in 2014. Starting in 2013, expenses with Research and Development (R&D) were not included in the investments amount, which, in turn, include project execution and maintenance of existing operations, and are based in disbursements. The main acquisitions are discussed in item “10.3” of this Reference Form. In 2016, Vale started operations in three projects: the mine and plant of S11D, Moatize II and CSP. In 2015, Vale started operation in three projects: Conceição Itabiritos II, Cauê Itabiritos and Nacala Port. In 2014, Vale started operations in eight projects: the 5th line in Brucutu, Tubarão VIII, Teluk Rubiah, Salobo II, Serra Leste, Vargem Grande, Long Harbour, and Nacala. 2017 Capital Budget In December 2016, the Board of Directors approved the budget for investments in 2017, totaling US$ 4,546 billion (equivalent to R$ 14,331 billion) including disbursements of US$ 1,846 billion (equivalent to R$ 5,819 billion) for projects and US$ 2,700 billion (equivalent to R$ 8,511 billion) dedicated to maintenance of existing operations and replacement projects. Our main iron ore growth initiative, the S11D mine and plant project and its integrated infrastructure, CLN S11D, is responsible for 87% of US$ 1,846 billion allocated for development of the project in 2017.

The following table shows the estimated allocation of investments for the maintenance of existing operations:

INVESTMENTS TO MAINTAIN OPERATIONS 2017 – ALLOCATION BY BUSINESS AREA						
US$ million	**Operations**	**Piles and Rejection Barriers**	**Health and Safety**	**Corporate Social Responsibility**	**Administrative and Others**	**Total**
Ferrous minerals	596	95	105	35	63	894
Base metals	692	40	66	230	16	1,045
Coal	123	3	15	1	7	149
Total	1,412	138	186	266	86	2,088

[1] *Includes the Clean era project.*

The following table shows the main projects under development by Vale and/or by companies in the group:

Project	Estimated start-up date	Investment Made (R$ million)			Expected Investment (R$ million)		Status[1]
		2014	2015	2016	2017	Total	
IRON ORE							
Project CLN S11 D Increase logistic capacity of Northern System to support mine S11D, including duplicating approximately 570 km of railroad, building 101 km of a new railroad branch, purchase of cars and locomotives and onshore and offshore expansion at the Ponta da Madeira Maritime terminal Increase nominal logistic capacity on the Carajás Railroad to approximately 230 Mtpa.	1S14 to 2S18	2,328	3,910	3,507	2,108	22,012	Expansion of the offshore port had its start-up, having loaded 11 ships (3,100,000 t) until January. Expansion of the onshore port achieved 89% of physical advance. Duplication of the railway achieved 60% physical advance, totaling 291 km delivered. 76% physical advance.
Carajás Serra Sul S11D Development of mine and processing plant. Located at Serra Sul de Carajás, Pará. Estimated rated capacity of 90 Mtpa.	2S16	2,041	3,729	3,265	1,779	17,270	The S11D start-up started successfully in 4Q16, with ore being fed to the two mobile crushing systems and transferred through the conveyor belt system to the processing plant located 9 km from the mine. The processed ore was stacked on the yard and loaded on the trains heading for

Investment 10.9 - Other factors with relevant influence on the operating performance that have not been identified or commented on other items in this section. [ NOTE SCBF: PURSUANT TO GUIDELINES OF CVM/SEP OFFICIAL LETTER 01/2017, THE INCLUSION OF INFORMATION ABOUT EXPENSES WITH PUBLICITY, SPONSORSHIPS, PARTNERSHIPS AND AGREEMENTS IS RECOMMENDED, AS WELL AS CRITERIA USED FOR THE ALLOCATION OF RESOURCES FOR SUCH EXPENSES. PLEASE CONFIRM/UPDATE AS APPLICABLE ] Project Estimated start-up date Investment Made Expected Status1 R$ million 2014 2015 2016 2017 Total the offshore terminal of Ponta da Madeira. The loading started in January 2017 with blended ore of S11D with other mines of the North System. 97% physical advance.

13.1 Description of the compensation policy, including Non-Statutory Boards a. objectives of the compensation policy or practices According to the provisions of Article 10, Paragraph 4 of the Bylaws of the Company, the overall and annual compensation for Company Managers is set at the Annual General Meeting, and takes into account their responsibilities, the time they dedicate to their functions, competence and professional reputation, and the market value of their services. Vale is one of the largest diversified mining companies in the world, and one of the largest private companies in Latin America. It has operations in over 25 countries having shareholders on every continent, and employing around 73,062 employees and 33,465 subcontracted workers active in its operations, as of December 31, 2016. Clearly, Vale is a global company of great complexity and magnitude, whose administration requires an in-depth understanding of its area of business and market, combined with total commitment. As global company, Vale is aware that retaining and engaging the right professionals in strategic roles, especially Executive Directors, is critical for its success today, in the mid and long terms. As such, the market is always the benchmark, from the perspective of global competition, thus Vale takes into consideration, to determine managers’ compensation, compensation policies used by top mining companies, as well as from large global corporations from other industries. Thus, the goal of Vale’s compensation policy is to attract, motivate, and retain its talents, and considers market practices at locations where the company operates, its alignment with company strategy in the short and long terms, its shareholder value, and business sustainability. b. composition of compensation packages, indicating: i. Description of the elements of the compensation packages and the objectives of each of them. Executive Board Fixed Compensation Pro-labore. The compensation for the members of the Executive Board is made up exclusively of the payment of a fixed monthly fee; this fixed compensation is designed to remunerate the services of each board member, within their scope of responsibility as members of Vale’s Executive Board. The overall annual compensation for the Managers, including the members of the Executive Board, the Statutory Board, the Fiscal Council and the advisory committees is set at the Annual General Meeting and distributed by the Executive Board. Direct and indirect benefits. The members of the Executive Board do not have the right to direct or indirect benefits. Participation on Committees. The members of the Executive Board do not have the right to remuneration for participation on committees.

Variable Remuneration The members of the Executive Board do not have the right to variable remuneration, including bonuses, profit sharing, participation in meetings, and commissions. Post-employment Benefits The members of the Executive Board do not have the right to post-employment benefits. Benefits Resulting from the Termination of Holding a Position The members of the Executive Board do not have the right to benefits resulting from the termination of holding a position. Remuneration Based on Shares The members of the Executive Board do not have the right to remuneration based on shares. Fiscal Board Fixed Compensation Pro-labore. The compensation for the members of the Fiscal Board is made up of a fixed monthly fee (honorarium), excluding benefits, representation monies, and profit shares. Members of the Fiscal Board are also entitled to refund for their costs with travelling and accommodation expenses incurred while performing their duties. Deputies are compensated when they undertake the function when a seat is vacant, or when the member of the board in question is absent or unable to exercise the function. The aim of the fixed compensation is to remunerate the services of each board member, within their scope of responsibility as members of the Company’s Fiscal Board. The fees for Fiscal Board members are determined as a percentage of the average compensation to the Executive Directors. Direct and Indirect Benefits. Members of the Fiscal Board do not have the right to direct or indirect benefits. Participation on Committees. The members of the Fiscal Board do not have the right to remuneration for participation on committees. Variable Remuneration The members of the Fiscal Board do not have the right to variable remuneration, including bonuses, profit sharing, participation in meetings, and commissions. Post-employment Benefits The members of the Fiscal Board do not have the right to post-employment benefits. Benefits Resulting from the Termination of Holding a Position The members of the Fiscal Board do not have the right to benefits resulting from the termination of holding a position. Remuneration Based on Shares The members of the Fiscal Board do not have the right to remuneration based on shares.

Advisory Committees Fixed Compensation Pro-labore. The compensation for the members of the Executive Board Advisory Committees (Strategy Committee, Finance Committee, Executive Development Committee, Financial Control Committee, and Governance and Sustainability Committee) considers exclusively the payment of a fixed monthly fee (fees), except for committee members who are Vale Managers, who will not be eligible for compensation for sitting on the committees, as set forth in Paragraph 2 of Article 15 of Vale’s Bylaws. The aim of the compensation is to remunerate each member’s services within the scope of their responsibility as members of the Company’s respective Advisory Committees. The compensation for Advisory Committee members is defined by the Board of Directors. Direct and Indirect Benefits. Advisory committee members are not entitled to direct or indirect benefits. Variable Remuneration The members of the Advisory Committees do not have the right to bonuses, profit sharing, or commissions. Post-employment Benefits The members of the Advisory Committees do not have the right to post-employment benefits. Benefits Resulting from the Termination of Holding a Position The members of the Advisory Committees do not have the right to benefits resulting from the termination of holding a position. Remuneration Based on Shares The members of the Advisory Committees do not have the right to remuneration based on shares. Statutory Directors (Executive Board) Fixed Compensation Pro-labore. Statutory Directors are entitled to receive a fixed monthly compensation aiming to remunerate the services rendered by them within the scope of the individual responsibility attributed to each one managing the Company. Direct and indirect benefits. Statutory Directors are entitled to a package of benefits that is also compatible with market practices, including private healthcare, hospital and dental care, private pension scheme and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare. Participation on Committees. Statutory Directors do not have the right to remuneration for participation on committees. Variable compensation Bonus. Statutory Directors are entitled to variable annual payment (bonus) based on the Company’s earnings and defined by indicators and objectives, targets derived from the strategic plan, and the annual budget approved by the Executive Board. While assuring market competitiveness, the main aim of the bonus is to acknowledge an executive’s contribution to the Company’s performance and earnings. Others. Statutory Directors do not have the right to variable compensation, profit sharing, participation in meetings, or commissions. Post-employment benefits Statutory Directors may have medical healthcare, hospital and dental care paid by the Company up to 24 months after their termination, in order to allow them to look for alternatives outside the corporative plan. Benefits Resulting from the Termination of Holding a Position The members of the Statutory Board do not have the right to benefits resulting from the termination of holding a position, except, however, as described in item 13.12 of this Reference Form, for eventual indemnity due to termination or no renewal of the employment agreement entered by and between these directors and the Company, provided that these events are a Company initiative. For more information, see item 13.12 in this Reference Form. Compensation based on shares Long-term Incentives – ILP (Portuguese acronym) (by 2013, including) and Virtual Share Program – PSU (starting in 2014) The Long-term Incentives (ILP) represents a variable payment based on the Company’s expected future performance aimed at retaining and engaging the Executives and aligning them with the future vision of the Company. The program was introduced in 2007 and the first payment was made in January 2010. Starting in 2014, the ILP was replaced by the Virtual Shares Program (PSU), whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PSU, that is, placement of Vale within a group comprised by other 12 companies with similar characteristics as Vale's (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, and lower, there is no payment whatsoever. For further details, see items 13.1 (b)(iii), (c), and (d) and 13.4 in this Reference Form. Matching Like the PSU (and the ILP replaced by PSU in 2014), Matching is a variable, long-term form of compensation based on the Company’s expected performance. The plan’s purpose is to encourage an “owner’s feeling”, while also helping to retain executives and reinforce the sustainable performance culture. The plan was established in 2008, and was altered in 2014 for purposes of changing the calculation methodology to enter the plan, now considering for such calculation (i) the portion of the fixed compensation received by beneficiaries of this plan, and (ii) parameters predetermined for each hierarchic level and country where the Company operates.

There have been some adjustments to the Matching program for fiscal year 2016 for purposes of allowing the engagement of the executive to this program in years when the net bonus is not sufficient for investment in the program. In those years, the executive may acquire Company shares during 12 months to use in the program, in pre-established purchase windows, according to criteria and conditions that are set forth in the manual of the Matching 2016 program. Additionally, it is important to note that adherence to the program is currently voluntary for all Vale executives, except for the President and the Executive Officers, whose adherence and maintenance to the program started to be mandatory only when the net bonus is sufficient for investment. It’s important to note that, for the 2017 fiscal year, new changes were implemented to Matching, and the Statutory Board’s participation became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), in such way that the remaining investment to reach the reference value (if any) becomes optional. For more information, including the methodology for calculation used to determine the value of the compensation of beneficiaries under this Plan, see items 13.1(b)(iii), (c), and (d) and 13.4 in this Reference Form. Non-Statutory Board The non-statutory directors are Company employees with a labor contract. These directors may hold global Corporate or business unit functions or regional or local corporate functions, or are responsible for operational systems or areas in the Company’s different businesses. Fixed Compensation Pro-Labore. Non-Statutory Directors are entitled to a fixed monthly compensation based on the Company’s organizational chart, which is aligned to market practices. The aim of the fixed salary is, as set out in the labor contract signed by each executive, to remunerate the services rendered within the scope of responsibility attributed to each one undertaking their respective duties within the company. Direct and indirect benefits. Non-Statutory Directors are entitled to benefits compatible with market practices, including medical healthcare, hospital and dental care, private pension scheme (Valia) and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare. For more information about the Complementary Benefits plan (Valia), see item 13.10 of the Reference Form. Participation on Committees. The non-statuary directors do not have the right to remuneration for participation on committees. Variable compensation Profit Sharing (PLR). Variable annual payment based on the Company’s earnings, and team performance, defined by indicators and objective, measurable targets derived from the strategic plan, and the annual budget approved by the Executive Board. While assuring market competitiveness, the main aim of this program is to acknowledge the contribution by an executive, and other employees, to the Company’s performance and earnings. Item 13.1 (d) below, describes in detail the methodology for calculation used to determine the value of the compensation of the Non-Executive Board, pursuant to what is stated below. Other. Non-Statutory Board members are not entitled to bonus, remuneration for participation in meetings, or commissions.

Post-employment benefits Non-Statutory Directors may enjoy the Medical, Dental, Hospital Assistance paid by the Company after termination of their employment, in order to be able to look for alternatives outside the corporate plan. Benefits Resulting from the Termination of Holding a Position Non-Statutory Directors may receive customized service of orientation for outplacement to be performed by the specialist company appointed by Vale. Compensation based on shares Long-Term Incentive – ILP (by 2013, including) and Virtual Share Program – PSU (starting in 2014) The ILP represents a variable payment based on the Company expected future performance and aimed at retaining and engaging the Executives and aligning them with the vision of the Company. The program was introduced in 2007 and the first payment was made in January 2010. Starting in 2014, the ILP was replaced by the PSU, whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years. Additionally, PSU allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PSU, that is, placement of Vale within a group comprised by other 12 companies with similar characteristics as Vale's (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, and lower, there is no payment whatsoever. For further details, see items 13.1 (b)(iii), (c) and (d) and 13.4 in this Reference Form. Matching Like PSU (and the ILP, replaced by PSU in 2014) Matching is a variable, long-term form of compensation based on the Company’s expected performance. The plan’s purpose is to encourage a “feeling of ownership”, while also helping to retain executives and reinforce the sustainable performance culture. The plan was established in 2008, and was altered in 2014 for purposes of changing the calculation methodology to enter the plan, now considering for such calculation (i) the monthly portion of the fixed compensation received by beneficiaries of this plan, and (ii) parameters predetermined for each hierarchic level and country where the Company operates. There have been some adjustments to the Matching program for fiscal year 2016 for purposes of allowing the engagement of the executive to this program in years when the net bonus is not sufficient for investment in the program. In those years, the executive may acquire Company shares during 12 months to use in the program, in pre-established purchase windows, according to criteria and conditions that are set forth in the manual of the Matching 2016 program. Additionally, it is important to note that adherence to the program is currently voluntary for all Vale executives, except for the President and the Executive Officers, whose adherence and maintenance to the program started to be mandatory only when the net bonus is sufficient for investment.

It's important to note that, for the 2017 fiscal year, new changes were implemented to Matching, and the Statutory Board's participation became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), in such way that the remaining investment to reach the reference value (if any) becomes optional.

For more information, including the methodology for calculation used to determine the value of the compensation of beneficiaries under this Plan, see items 13.1(b)(iii), (c), and (d) and 13.4 in this Reference Form.

Non-Statutory Committees

The Company also has three non-statutory committees: the Risk Committee, the Information Disclosure Committee, and the Ethics Committee. All the seats on the non-statutory committees are held by the Company's statutory, non-statutory directors and other leaders, who do not receive any extra compensation for this function, whether fixed or variable.

ii. Regarding the last 3 fiscal years, proportion of each element to make up the total compensation package

The approximate proportions of each element in the total compensation for fiscal years 2014, 2015 and 2016 were as shown in the tables below:

Fiscal Year 2014

Compensation Composition	Executive Board	Fiscal Board	Statutory Board	Non-Statutory Board	Committees(1)
Fixed Compensation					
Wage or Pro-Labore	89.26%	83.33%	31.19%	33.38%	83.33%
Direct or Indirect Benefits	-	-	12.62%	17.41%	-
Advisory Committees	-	-	-	-	
Others(2)	10.74%	16.67%	6.18%	10.16%	16.67%
Variable Compensation					
Bonus	-	-	39.12%		-
Profit Sharing	-	-	-	25.03%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Others(2)	-	-	8.34%	6.51%	-
Benefits Post Labor	-	-	-	-	-
Resignation	-	-	-	-	-
Compensation Based on Shares					
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%

(1) *Excluding members of these committees who are members of the board of the Company.*
(2) *Payments related to Vale's portion of social security - INSS.*

Fiscal Year 2015

Compensation Composition	Executive Board	Fiscal Board	Statutory Board	Non-Statutory Board	Committees(1)
Monthly Fixed Compensation					
Wage or Pro-Labore	87.95%	83.33%	23.88%	42.00	85.77%
Direct or Indirect Benefits	-	-	10.29%	10.00%	-
Advisory Committees	-	-	-	-	
Others(2)	12.05%	16.67%	4.76%	-	14.23%
Variable Compensation					
Bonus	-	-	28.79%		-
Profit Sharing	-	-	-	42.00%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Others(2)	-	-	10.03%	-	-
Benefits Post Labor	-	-	-	-	-
Resignation	-	-	**20.55%**	-	-
Compensation Based on Shares	-	-	**1.71%**	**6.00%**	-
TOTAL	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Excluding members of these committees who are members of the board of the Company.
(2) Payments related to Vale's portion of social security - INSS.

Fiscal Year 2016

Compensation Composition	Executive Board	Fiscal Board	Statutory Board	Non-Statutory Board	Committees(1)
Monthly Fixed Compensation					
Wage or Pro-Labore	92.83%	90.44%	41.55%	67.,81%	95.24%
Direct or Indirect Benefits	-	-	11.03%	8.26%	-
Advisory Committees	-	-	-	-	-
Others(2)	7.17%	9.56%	8.53%	15.21%	4.76%
Variable Compensation					
Bonus	-	-	-	-	-
Profit Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Others(2)	-	-	4.95%	1.45%	-
Benefits Post Labor	-	-	-	-	-
Resignation	-	-	28.04%	-	-
Compensation Based on Shares	-	-	5.91%	7.27%	-
TOTAL	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Excluding members of these committees who are members of the board of the Company.
(2) Payments related to Vale's portion of social security - INSS.

iii. Methodology for the calculation and readjustment of each compensation element The global annual compensation of members of the Board of Directors, the Statutory Board, the Fiscal Board and Advisory Committees is determined at the Annual General Meeting and distributed by the Board of Directors. Executive Board The fixed compensation of the principal members of the Executive Board is represented by the fixed monthly payments (fees), while the fixed monthly compensation for deputies is 50% of the value received by the principal members of the Executive Board. Values are annually defined according to the market practice, checked through referential researches conducted by specialized companies, where the effect of the compensation for similar companies can be observed. There is no variable compensation for the members of the Executive Board. Fiscal Board The fixed compensation of the members of the Fiscal Board is represented by the fixed monthly payments (fees), having as reference the value of 10% of the compensation that, in average, is granted to the Statutory Directors, not computing the benefits, representation monies, and profits participation. The members of the Fiscal Board also have the right to a refund for transport and lodging expenses that are necessary in performing their duties, and deputies will be paid only when they act as members due to vacancy, impediment or absence of the respective member. There is no variable compensation for the members of the Fiscal Board. Advisory Committees For members of the Advisory Committees of the Executive Board - Strategic Committee, Financial Committee, Executive Performance Committee, Controlling Committee, and Governance and Sustainability Committee – compensation considers solely the payment of a fixed monthly compensation (fees), except for committee members that are Vale managers, who will not receive compensation for sitting in the committees, as per the terms of §2 of Article 15 of Vale’s Bylaws. The members of the Advisory committee also do not receive any other type of fixed compensation. Contractual compensation has the purpose of compensating the services of each advisor within the scope of the responsibility attributed to each of the Company’s Advisory Committees, defined by the Board of Directors. Determination and adjustment of the compensation for the member of the Advisory Committee are based on the fixed compensation determined for the Board of Directors. Executive (Statutory) Directors The fixed compensation of the Statutory Directors is represented by the fixed monthly payment, defined according to the market practice, checked through referential researches conducted by specialized companies where the effect of the compensation for similar companies can be observed, and annually readjusted by the National Broad Consumer Price Index (IPCA), and assessed by the Executive Development Committee and approved by the Board of Directors. Direct and indirect benefits (medical healthcare, hospital care, dental care, private pension plan, and life insurance) to which they have the right, are calculated according to the market practice checked through referential research conducted by specialized companies where the effect of the concession of benefits for the participating companies with similar characteristics can be observed and assessed by the Executive Development Committee and approved by the Board of Directors.

The bonus of the Statutory Directors is calculated based on the earnings of the Company, and may vary between 0% and 200% of the target established considering the market; this depends on the goals set forth and the cash generation of the Company for each fiscal year. Adjustment of fees arising out of IPCA or other merits reflect directly on other elements of the compensation, since they use the fees as basis. Until 2013 (including), the methodology for the calculation of the compensation based on shares of the Statutory Directors (under the ILP) considered the 75% percentage of the bonus for Executive Directors, and 125% of the bonus for the President, out of the value effectively paid as such, and transformed, as reference, into a number of common shares issued by Vale (virtual shares), considered the average quotation of the common shares issued by the Company during the last 60 trading days of the last fiscal. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year. Additionally, the program also took into consideration the performance of the Company (Total Shareholder Return (TSR)) regarding a group of 20 similar companies (peer group). If Vale is first in this ranking, the value settled will be increased in 50%. This is a decreasing percentage, so in the 5th position the value remains unchanged, and as of the 15th position, there is no payment. Terms and conditions above are applicable to the beneficiaries of cycles starting in 2011, 2012, and 2013 under the respective program, considering that these cycles have ended, and the cycle beginning in 2013 has ended in December 2015. Starting in 2014, the ILP was replaced by PSU, whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PSU, that is, placement of Vale within a group comprised by other 12 companies with similar characteristics as Vale's (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position and lower, there is no payment whatsoever. Until 2013 (including), the calculation of the Matching determined that the executive member could allocate 30% or 50% of his short-term variable payment (bonus) to the purchase of class A preferred shares issued by Vale, through a pre-defined financial institution, under market conditions and without any benefit offered by Vale, on the days set forth in the plan. The bonus percentage that could be allocated by each executive member for participating in the Matching Plan is defined as of the valuation of his performance and potential. This is to be granted to those executive members who acquire shares as per the terms and conditions set forth in the Matching Plan and who three years after the acquisition, still remain linked to Vale and have kept the ownership of all the shares acquired. At the end of the three year period, the administrators end the cycle, and shall give a calculation of effective compliance of the conditions set forth in the manual of the above referred plan. If the terms of the plan have been adhered to, the Company shall pay the executive member a liquid value, as a prize, equal to the amount he bought in shares at the beginning of the program. After the payment of the incentive, the executive members can freely negotiate the preferred shares issued by Vale to be acquired in order to become eligible for the Matching Plan and in agreement with the law in force. Terms and conditions above are applicable to the beneficiaries of cycles starting in 2011, 2012, and 2013 under the respective program. Starting in 2014, the calculation methodology to the Matching program was determined as the fixed compensation received by beneficiaries of this plan, and parameters predetermined for each hierarchic level and country where the Company operates.

There have been some adjustments to the Matching program for fiscal year 2016 for purposes of allowing the engagement of the executive to this program in years when the net bonus is not sufficient for investment in the program. In those years, the executive may acquire Company shares during 12 months to use in the program, in pre-established purchase windows, according to criteria and conditions that are set forth in the manual of the Matching 2016 program. Additionally, it is important to note that adherence to the program is currently voluntary for all Vale executives, except for the President and the Executive Officers, whose adherence and maintenance to the program started to be mandatory only when the net bonus is sufficient for investment. It's important to note that, for the 2017 fiscal year, new changes were implemented to Matching, and the Statutory Board’s participation became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), in such way that the remaining investment to reach the reference value (if any) becomes optional. Non-Statutory Board The fixed compensation for the Non-Statutory Directors with a labor contract is represented by a fixed monthly payment. Every year, the Department of Human Resources of Vale hire specialized companies to perform analysis of compensations; the analysis is made pursuant to the complexity of each position compared in the market. The comparison is made with national and multinational companies with similar characteristics of several sectors, and the equalization of the comparison is through a scoring system. This system of valuation is known as “Hay System”, a system of points created by The Hay Group that evaluates the weight of the positions based on their complexity, allowing their global ranking. This system is one of the most used worldwide for this purpose. There is no predetermined index or periodicity for the readjustment of the fixed compensation and when there are readjustments, they are based on the market evolution and the merit of the executive member. There is no predefined percentage or frequency to adjust the fixed wage and, when there are salary adjustments, they are based on market changes and the performance of the Non-Statutory Director (merit-based). Direct and indirect benefits (medical healthcare, hospital care, dental care, private pension plan, and life insurance) to which they have right, are calculated according to the market practice checked through referential research conducted by specialized companies where the effect of the concession of benefits for similar companies in the same segment can be observed. The component of profit sharing of the Non-Statutory Directors is calculated based on the earnings of the Company, and it ranges from 0% to 200% of the target established according to market reference, depending on the goals set forth and the company cash generation for each fiscal year. The adjustment of the fees arising out of the IPCA or other merit forms reflects directly on other compensation elements, as they use the fees as basis. Until 2013 (including), the methodology for the calculation of the compensation based on shares of the Non-Statutory Directors, under the ILP, took into account 75% out of the bonus granted for directors responsible for global corporate duties or business units and the 50% out of the bonus granted for directors responsible for regional or local corporate duties of the value actually paid for this purpose. This amount is transformed, as reference, into a number of common shares issued by Vale (virtual shares), and considered the average quotation of the common shares issued by the Company during the last 60 trading days of the last fiscal year. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year. Additionally, the program also takes into consideration the performance of the Company (Total Shareholding Return (TSR)) regarding a group of 20 similar companies (peer group). If Vale is first in this ranking, the value settled will be increased in 50%. This is a decreasing percentage, so in the 5th position the value remains unchanged, and as of the 15th position, there is no payment. Terms and conditions above are applicable to the beneficiaries of cycles starting in 2011, 2012, and 2013 under the respective program, noting that these cycles have ended, and that the cycle beginning in 2013 has ended in December 2015. Starting in 2014, the ILP was replaced by PSU, whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PSU, that is, placement of Vale within a group comprised by 12 other companies with similar characteristics as Vale's (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position and lower, there is no payment whatsoever. Until 2013 (including), the calculation of the Matching determined that the executive member could allocate 30% or 50% of his short-term variable payment (bonus) to the purchase of class A preferred shares issued by Vale, through a pre-defined financial institution, under market conditions and without any benefit offered by Vale, on the days set forth in the plan. The bonus percentage that could be allocated by each executive member for participating in the Matching Plan is defined as of the valuation of his performance and potential. This is to be granted to those executive members who acquire shares as per the terms and conditions set forth in the Matching Plan and who three years after the acquisition, still remain linked to Vale and have kept the ownership of all the shares acquired. At the end of the three-year period, the administrators end the cycle, and shall give a calculation of effective compliance of the conditions set forth in the manual of the above referred plan. If the terms of the plan have been adhered to, the Company shall pay the executive member a liquid value, as a prize, equal to the amount he bought in shares at the beginning of the program. After the payment of the incentive, the executive members can freely negotiate the preferred shares issued by Vale to be acquired in order to become eligible for the Matching Plan and in agreement with the law in force. Terms and conditions above are applicable to the beneficiaries of cycles starting in 2011, 2012, and 2013 under the respective program. Starting in 2014, the calculation methodology to the Matching program was determined as the fixed compensation received by beneficiaries of this plan, and parameters predetermined for each hierarchic level and country where the Company operates. There have been some adjustments to the Matching program for fiscal year 2016 for purposes of allowing the engagement of the executive to this program in years when the net bonus is not sufficient for investment in the program. In those years, the executive may acquire Company shares during 12 months to use in the program, in pre-established purchase windows, according to criteria and conditions that are set forth in the manual of the Matching 2016 program. Additionally, it is important to note that adherence to the program is currently voluntary for all Vale executives, except for the President and the Executive Officers, whose adherence and maintenance to the program started to be mandatory only when the net bonus is sufficient for investment. It's important to note that, for the 2017 fiscal year, new changes were implemented to Matching, and the Statutory Board’s participation became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), in such way that the remaining investment to reach the reference value (if any) becomes optional.

iv. Reasons that justify the composition of the compensation Reasons that justify the composition of the compensation are incentive to management improvement, better performance, and retention of executives with the Company, aiming to achieve gains due to the commitment to long-term results and short-term performance of the Company. For directors, Vale adopts a composition model of the compensation that concentrates a significant payment of the total compensation in the variable components (both of short-and long-term), being a part of the policy of risk and earnings sharing with the main executive members of the Company. v. Existence of members that are not paid by the issuer and the reason for that On the date of this Reference Form, the Company does not have members that are not paid, except (i) for 1 (one) member of the Executive Board that fully waived the receipt of remuneration, (ii) the members of the Advisory Committees of the Company who are also managers of Vale, who are not entitled to receive remuneration for participation in the committees and (iii) members of Non-Statutory Committees, who are not paid for this position, as they are paid as executives or employees of the Company. For purposes of calculating the global value of the annual remuneration in the current fiscal year amounts due to all members of the Executive Board are taken into consideration, because, in the future, there might be no possibility to waive the remuneration. c. Main performance indicators that are taken into consideration when determining each element of the compensation package All the definitions concerning the compensation are sustained by market research, supported by one or more specialized consultancies. Regarding Statutory Directors, these definitions are also assessed by the Executive Development Committee and approved by the Executive Board. The main performance indicators taken into account while defining compensation are those related to Company’s performance, for instance EBITDA and Free Cash Flow, as well as general productivity and sustainability indicators. The performance indicators taken into account while determining compensation of the ILP (replaced by PSU in 2014), PSU and Matching are the value of the Company’s shares in the market, and in the case of the ILP (replaced by PSU) and PSU, the Company position in relation to a group of companies with similar characteristics as Vale's (peer group). d. How the compensation package is structured to reflect the development of the performance indicators The definition of the executives’ performance targets, which are used to structure the payment of their profit share and bonus, derive from the strategic plan and the budget, both approved by the Executive Board, which are reviewed each year to sustain the targets and expected results for the Company. The performance indicators taken into account while determining compensation of the long term incentive plans, namely the ILP (in force until 2013), PSU (in force since 2014) and Matching are the value of the Company’s shares in the market, and in the case of the PSU, its position in relation to a group of other 12 companies with similar characteristics as Vale's (peer group). The peer group applicable to the ILP, replaced in 2014 by PSU, was comprised by 20 companies with similar characteristics.

e. How the compensation policy is aligned with the issuer's short-, medium- and long-term interests

The Company compensation policy is based on its performance and financial sustainability in the short, medium, and long term, in line with its strategic plan, while also assuring shareholder value.

As such, the ILP (replaced by PSU in 2014) and Matching were structured with three-year grace period for the payment of compensation, and PSU, with a four-year grace period. These terms were established to align these programs with the evolution of the Company's performance indicators.

f. Existence of compensation supported by subsidiaries, and direct or indirect affiliates or holding companies

One of the Company's executive directors was also the President and Chief Executive Officer of Vale Canada Limited, a Vale subsidiary. As such, part of this executive's fixed and variable compensation and benefits are paid by Vale Canada Limited. For more information, see item 13.15 in this Reference Form.

g. Existence of any compensation or benefits connected to the occurrence of a given corporate event, such as the sale of the issuer's controlling interest

There is no compensation or benefit for the members of the Fiscal or Executive Boards, Statutory or Non-Statutory Committees, or the Executive or Non-Executive Board that is in any way connected to the occurrence of any corporate event.

13.2 – Total Compensation of the executive board, statutory board, and fiscal board

Total Compensation Estimates for the Current Fiscal Year to be Ended on December 31, 2017 – Annual Amounts				
	Executive Board	**Statutory Board**	**Fiscal Board**	**Total**
Total Number of members	24.00	7.00	5.00	**36.00**
Number of paid members	24.00	7.00	5.00	**36.00**
Annual fixed compensation (in R$)				
Salaries or pro-labore fees	6,760,044.00	24,876,840.00	1,776,917.00	**33,413,801.00**
Direct and indirect benefits	0.00	7,480,560.00	0.00	**7,480,560.00**
Compensation for participation in Committees	0.00	0.00	0.00	**0.00**
Other	1,352,009.00	5,700,565.00	355,383.00	**7,407,958.00**
Description of other fixed compensation	Vale's Portion of Social Security [INSS]	Vale's Portion of Social Security [INSS]	Vale's Portion of Social Security [INSS]	
Variable Compensation (in R$)				
Bonus	0.00	22,427,354.00	0.00	**22,427,354.00**
Profit share	0.00	0.00	0.00	**0.00**
Compensation for participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Other	0.00	17,713,078.00	0.00	**17,713,078.00**
Description of other variable compensation		Vale's Portion of Social Security [INSS]		
Post-employment benefits	0.00	0.00	0.00	**0.00**
Employment termination benefits	0.00	55,367,657.00	0.00	**55,367,657.00**
Stock-based compensation, including options	0.00	13,853,280.00	0.00	**13,853,280.00**

Circular CVM/SEP number of the regular members Fiscal Council paid members estimate annual of this management monthly, to whom recognized in the Total Compensation Estimates for the Current Fiscal Year to be Ended on December 31, 2017 – Annual Amounts Executive Board Statutory Board Fiscal Board Total Notes 1. The total number of members corresponds to the estimate annual average of the management entity, determined monthly, according to the terms in Circular CVM/SEP 01/17. 2) The field “Total number of members” includes the regular members (12 members) and deputy members (12 members) of the Executive Board. 3) The number of paid members corresponds to the estimate annual average of members of this management entity, calculated monthly, to whom compensation recognized in the financial statement shall imply, as set forth in Circular CVM/SEP 01/17. 1. The total number of members corresponds to the estimate annual average of the management entity, determined monthly, according to the terms in Circular CVM/SEP 01/17. 2) The field “Stock-based compensation” includes the amounts paid in the PSU program (2014 and 2016 cycles) as well as the estimated amounts of the Matching (2014 cycle). 3) The number of paid members corresponds to the estimate annual average of members of this management entity, calculated monthly, to whom compensation recognized in the financial statement shall imply, as set forth in Circular CVM/SEP 01/17. 4) The amount presented in the field “Bonus” refers to the value paid in the 2017 fiscal year relative to the goals of the 2016 fiscal year. 5) The field “Employment termination benefits” considers termination payments for two Executive Directors that left the company in 2016, as well as predicts the termination in 2017 of two more Executive Directors and the corresponding payment of the rescission amounts. 1. The total number of members corresponds to the estimate annual average of the management entity, determined monthly, according to the terms in 01/17. 2) The field “Total members” includes (5 members) of the 3) The number of corresponds to the average of members entity, calculated compensation financial statement shall imply, as set forth in Circular CVM/SEP 01/17. Total amount of compensation (R$) 8,112,053.00 147,419,334.00 2,132,301.00 157,663,688.00

 Total Compensation Estimates for the Current Fiscal Year to be Ended on December 31, 2016 – Annual Amounts Executive Board Statutory Board Fiscal Board Total Total Number of members 20.50 7.55 5.00 33.05 Number of paid members 19.75 7.55 5.00 32.30 Annual fixed compensation (in R$) Salaries or pro-labore fees 4,899,124.00 24,093,174.00 1,594,955.00 30,587,253.00 Direct and indirect benefits 0.00 6,393,270.00 0.00 6,393,270.00 Compensation for participation in Committees 0.00 0.00 0.00 0.00 Other 378,587.00 4,945,845.00 168,505.00 5,492,937.00 Description of other fixed compensation Vale’s Portion of Social Security [INSS] Vale’s Portion of Social Security [INSS] Vale’s Portion of Social Security [INSS] Variable Compensation (in R$) Bonus 0.00 0.00 0.00 0.00 Profit share 0.00 0.00 0.00 0.00 Compensation for participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Other 0.00 2,870,936.00 0.00 2,870,936.00 Description of other variable compensation 0.00 Vale’s Portion of Social Security [INSS] 0.00 Post-employment benefits 0.00 0.00 0.00 0.00 Employment termination benefits 0.00 16,256,451.00 0.00 16,256,451.00 Stock-based compensation, including options 0.00 3,424,314.00 0.00 3,424,314.00 number of members” members (5 Fiscal Council paid members estimate annual of this management monthly, to whom recognized in the shall imply, as set CVM/SEP 01/17. 2015. Total Compensation Estimates for the Current Fiscal Year to be Ended on December 31, 2016 – Annual Amounts Executive Board Statutory Board Fiscal Board Total Notes 1. The total number of members corresponds to the estimate annual average of the management entity, determined monthly, according to the terms in Circular CVM/SEP 01/17. 2) The field “Total number of members” includes the regular members (11 members) and deputy members (11 members) of the Executive Board. 3) The number of paid members corresponds to the estimate annual average of members of this management entity, calculated monthly, to whom compensation recognized in the financial statement shall imply, as set forth in Circular CVM/SEP 01/17. 1. The total number of members corresponds to the estimate annual average of the management entity, determined monthly, according to the terms in Circular CVM/SEP 01/17. 2) The field “Stock-based compensation” includes the amounts paid in the PSU program (2014 cycle) as well as the estimated amounts of the Matching (2013 cycle). 3) The value informed in the field ”Bonus” refers to the amount paid in the fiscal year 2016 regarding goals of fiscal year 4) The number of paid members corresponds to the estimate annual average of members of this management entity, calculated monthly, to whom compensation recognized in the financial statement shall imply, as set forth in Circular CVM/SEP 01/17. 1. The total number of members corresponds to the estimate annual average of the management entity, determined monthly, according to the terms in Circular CVM/SEP 01/17. 2) The field “Total includes the regular members) of the 3) The number of corresponds to the average of members entity, calculated compensation financial statement forth in Circular Total amount of compensation (R$) 5,277,711.00 57,983,990.00 1,763,460.00 65,025,161.00

 Total Compensation Estimates for the Current Fiscal Year to be Ended on December 31, 2015 – Annual Amounts Executive Board Statutory Board Fiscal Board Total Total Number of members 21.00 8.00 4.75 33.75 Number of paid members 19.00 8.00 4.75 31.75 Annual fixed compensation (in R$) Salaries or pro-labore fees 4,115,016.26 22,278,939.57 1,250,589.68 27,644,545.51 Direct and indirect benefits 0.00 9,596,806.72 0.00 9,596,806.72 Compensation for participation in Committees 0.00 0.00 0.00 0.00 Other 563,539.45 4,440,137.09 250,117.94 5,253,794.48 Description of other fixed compensation Vale’s Portion of Social Security [INSS] Vale’s Portion of Social Security [INSS] Vale’s Portion of Social Security [INSS] Variable Compensation (in R$) Bonus 0.00 26,860,815.72 0.00 26,860,815.72 Profit share 0.00 0.00 0.00 0.00 Compensation for participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Other 9,361,109.14 9,361,109.14 Description of other variable compensation 0.00 Vale’s Portion of Social Security [INSS] 0.00 Post-employment benefits 0.00 0.00 0.00 0.00 Employment termination benefits 0.00 19,170,196.17 0.00 19,170,196.17 Stock-based compensation, including options 0.00 1,596,622.42 0.00 1,596,622.42 number of members” members (5 Fiscal Council paid members estimate annual of this management monthly, to whom recognized in the shall imply, as set CVM/SEP 01/17. goals of fiscal year Total Compensation Estimates for the Current Fiscal Year to be Ended on December 31, 2015 – Annual Amounts Executive Board Statutory Board Fiscal Board Total Notes 1. The total number of members corresponds to the estimate annual average of the management entity, determined monthly, according to the terms in Circular CVM/SEP 01/17. 2) The field “Total number of members” includes the regular members (11 members) and deputy members (11 members) of the Executive Board. 3) The number of paid members corresponds to the estimate annual average of members of this management entity, calculated monthly, to whom compensation recognized in the financial statement shall imply, as set forth in Circular CVM/SEP 01/17. 1. The total number of members corresponds to the estimate annual average of the management entity, determined monthly, according to the terms in Circular CVM/SEP 01/17. 2) The field “Stock-based compensation” includes the amounts paid in the ILP program (2013 cycle) and IPL program (2013 cycle) as well as the estimated amounts of the Matching. 3) The value informed in the field ”Bonus” refers to the amount paid in the fiscal year 2015 regarding 2014. 4) The number of paid members corresponds to the estimate annual average of members of this management entity, calculated monthly, to whom compensation recognized in the financial statement shall imply, as set forth in Circular CVM/SEP 01/17. 1. The total number of members corresponds to the estimate annual average of the management entity, determined monthly, according to the terms in Circular CVM/SEP 01/17. 2) The field “Total includes the regular members) of the 3) The number of corresponds to the average of members entity, calculated compensation financial statement forth in Circular Total amount of compensation 4,678,555.71 93,304,626.83 1,500,707.62 99,483,890.16

of members average over the administrative entity monthly. in CVM/SEP 01/17. Number of members” members (4 Fiscal Council. paid members estimate annual of this management monthly, to whom recognized in the Total Compensation for the Fiscal Year Ended on December 31, 2014 – Annual Amounts Executive Board Statutory Board Fiscal Board Total Total number of members 21.00 8.00 4.00 33.00 Number of members 18.75 8.00 4.00 30.75 Annual fixed compensation (in R$) Salaries or pro-labore fees 4,067,493.34 22,681,831.09 1,098,276.19 27,847,600.62 Direct and indirect benefits 0.00 9,174,933.52 0.00 9,174,933.52 Compensation for participation in Committees 0.00 0.00 0.00 0.00 Other 489,548.16 4,495,819.46 219,655.24 5,205,022.86 Description of other fixed compensation Vale’s Portion of Social Security [INSS] Vale’s Portion of Social Security [INSS] Vale’s Portion of Social Security [INSS] Variable Compensation (in R$) Bonus 0.00 28,450,477.47 0.00 28,450,477.47 Profit share 0.00 0.00 0.00 - Compensation for participation in meetings 0.00 0.00 0.00 - Commissions 0.00 0.00 0.00 - Other 0.00 6,061,536.03 0.00 6,061,536.03 Description of other variable compensation Vale’s Portion of Social Security [INSS] Post-employment benefits 0.00 0.00 0.00 0.00 Employment termination benefits 0.00 0.00 0.00 0.00 Stock-based compensation - 1,857,202.70 - 1,857,202.70 Observation 1. The total number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 01/17 2. The field “Total Number of members” includes the regular members and deputy members of the Board of Directors. 3) The number of paid members corresponds to the estimate annual average of members of this management entity, calculated monthly, to whom compensation recognized in the financial statement shall imply, as set forth in Circular CVM/SEP 01/17. 1 – The total number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 01/17. 2. The amounts shown in the field “Stock-based compensation” includes the amounts paid in 2012 cycle of the ILP and amounts related to the Matching programs 3. The amount presented in the field “Bonus” refers to the value paid in the 2014 fiscal year relative to the goals of 2013. 4) The number of paid members corresponds to the estimate annual average of members 1 – The total number corresponds to the year of the cited as determined accordance with Circular Letter 2 - The field “Total includes the regular members) of the 3) The number of corresponds to the average of members entity, calculated compensation financial statement shall imply, as set of this management entity, calculated monthly, to whom compensation recognized in the financial statement shall imply, as set forth in Circular CVM/SEP 01/17. for thin Circular CVM/SEP 01/17. Total compensation 4,557,041.50 72,721,800.27 1,317,931.43 78,596,773.20

13.3 - Variable Compensation of the executive board, statutory board, and fiscal board

Estimates for the fiscal year to be ended on December 31, 2017

	Executive Board	Statutory Board	Fiscal Board	Total
Total number of members	24.00	7.00	5.00	**36.00**
Number of paid members(1)	0.00	7.00	0.00	**7.00**
Bonus				
Minimum amount estimated by compensation plan	-	-	-	-
Maximum amount estimated by compensation plan(2)	-	46,537,239.00	-	**46,537,239.00**
Amount estimated by the compensation plan if pre-established goals are met ("Target")(3)	-	23,268,620.00	-	**23,268,620.00**
Profit share				
Minimum amount estimated by compensation plan	-	-	-	-
Maximum amount estimated by compensation plan	-	-	-	-
Amount estimated by the compensation plan if pre-established goals are met	-	-	-	-

(1) The total number of members corresponds to the average over the year of the number of members of the administrative entity as determined monthly, under the terms in item 13.2
(2) Corresponds to the estimate number of executive officers and board members, as applicable, to whom variable compensation is expected to be attributed as recognized in the income of the issuer at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2017.
(3) Amount corresponding to 200% of the target set forth as market reference.
(4) Amount corresponding to 100% of the target set forth as market reference.
(5) The amount above considers the amount estimated if goals relative to fiscal year 2016 is meet.

Estimates for the fiscal year to be ended on December 31, 2016

	Executive Board	Statutory Board	Fiscal Board	Total
Total number of members	20.50	7.55	5.00	33.05
Number of paid members(1)	0.00	7.55	0.00	7.55
Bonus				
Minimum amount estimated by compensation plan	-	-	-	-
Maximum amount estimated by compensation plan(2)	-	46,743,031.00	-	46,743,031.00
Amount estimated by the compensation plan if pre-established goals are met ("Target")(3)	-	23,371,515.00	-	23,371,515.00
Amount effectively paid at the close of the fiscal year(4)	-	-	-	-
Profit share				
Minimum amount estimated by compensation plan	-	-	-	-
Maximum amount estimated by compensation plan	-	-	-	-
Amount estimated by the compensation plan if pre-established goals are met ("Target")	-	-	-	-

(1) The total number of members corresponds to the average over the year of the number of members of the administrative entity as determined monthly, under the terms in item 13.2
(2) Corresponds to the estimate number of executive officers and board members, as applicable, to whom variable compensation is expected to be attributed as recognized in the income of the issuer at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2017.
(3) Amount corresponding to 200% of the target set forth as market reference.
(4) Amount corresponding to 100% of the target set forth as market reference
(5) Because of the goals were not met, there hasn't been a bonus payment in 2016 year, relative to the 2015 fiscal year (ended in December 31st , 2015).

Estimates for the fiscal year to be ended on December 31, 2015

	Executive Board	Statutory Board	Fiscal Board	Total
Total number of members	21.00	8.00	4.75	33.75
Number of paid members(1)	0.00	8.00	0.00	8.00
Bonus				
Minimum amount estimated by compensation plan	-	-	-	-
Maximum amount estimated by compensation plan(2)	-	46,576,742.04	-	46,576,742.04
Amount estimated by the compensation plan if pre-established goals are met ("Target")(3)	-	23,288,371.02	-	23,288,371.02
Amount effectively paid at the close of the fiscal year(4)	-	26,860,815.72		26,860,815.72
Profit share				
Minimum amount estimated by compensation plan	-	-	-	-
Maximum amount estimated by compensation plan	-	-	-	-
Amount estimated by the compensation plan if pre-established goals are met ("Target")	-	-	-	-

(1) The total number of members corresponds to the average over the year of the number of members of the administrative entity as determined monthly, under the terms in item 13.2
(2) Corresponds to the estimate number of executive officers and board members, as applicable, to whom variable compensation is expected to be attributed as recognized in the income of the issuer at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2017.
(3) Amount corresponding to 200% of the target set forth as market reference.
(4) Amount corresponding to 100% of the target set forth as market reference
(5) The amount presented in the field "Bonus" refers to the effective value paid in the 2015 fiscal year relative to the goals of the 2014 fiscal year.

Fiscal year ended on December 31, 2014

	Executive Board	Statutory Board	Fiscal Board	Total
Total number of members	**21.00**	**8.00**	**4.00**	**33.00**
Number of paid members (1)	0.00	8,00	0.00	8,00
Bonus				
Minimum amount estimated by compensation plan	-	-	-	-
Maximum amount estimated by compensation plan(2)	-	45.363.662,18	-	45.363.662,18
Amount estimated by the compensation plan if pre-established goals are met ("Target")(3)	-	22.681.831,09	-	22.681.831,09
Amount effectively paid at the close of the fiscal year(4)	-	28.450.477,47	-	28.450.477,47
Profit share				
Minimum amount estimated by compensation plan	-	-	-	-
Maximum amount estimated by compensation plan	-	-	-	-
Amount estimated by the compensation plan if pre-established goals are met ("Target")	-	-	-	-
Amount effectively paid at the close of the fiscal year	-	-	-	-

(1) The total number of members corresponds to the average over the year of the number of members of the administrative entity as determined monthly, under the terms in item 13.2
(2) Corresponds to the estimate number of executive officers and board members, as applicable, to whom variable compensation is expected to be attributed as recognized in the income of the issuer at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2017.
(3) Amount corresponding to 200% of the target set forth as market reference.
(4) Amount corresponding to 100% of the target set forth as market reference
(5) The amount presented in the field "Bonus" refers to the effective value paid in the 2015 fiscal year relative to the goals of the 2014 fiscal year.

13.4 Stock-based compensation plan for the Executive Board and the Statutory Board: The Company has two stock-based compensation plans for the Statutory Board, which do not extend to the Executive Board. Neither plan grants permission for Company stock purchasing option, but only the payment of a bonus as per the market quotation for the Company stock. a. General Terms and Conditions Long-Term Program (“ I L P ” ) (until 2013) and the Virtual Shares Program (“PSU”) (starting in 2014) ILP is a long-term incentive program introduced in 2007 based on the Company’s expected performance. The amount to be paid to the Statutory Directors in the ILP was defined based on the percentage of the short-term (bonus) variable tranche, of 125% for the President and 75% for the other members of the board, from the amount to be effectively paid for this purpose. This amount was transformed, as a reference, in a number of common shares issued by Vale (virtual shares), during the last 60 trading days of the last fiscal. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value [by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year. The program also takes into consideration the performance of the Company regarding a group of 20 similar companies (peer group). If Vale is first in this ranking, the value settled will be increased in 50%. This is a decreasing percentage, so in the 5th position the value remains unchanged, and as of the 15th position, there is no payment. The terms and conditions described above are applicable to beneficiaries from the 2011, 2012 and 2013 cycle within the scope of said program, considering that these cycles have ended, and the cycle beginning in 2013 has ended in December 2015. Starting in 2014, the ILP was replaced by PSU, whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PSU, that is, placement of Vale within a group comprised by other 12 companies with similar characteristics as Vale's (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position and lower, there is no payment whatsoever. Matching This is a variable, long-term form of compensation created in 2008, based on the Company’s expected performance. The main purpose of this program is to encourage an “ownership feeling” as well as to leverage executive retention and reinforce a sustainable performance culture. To become eligible for the Matching program, an executive may allocate 30.0% to 50.0% of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale. Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employment of Vale three years after they were acquired and who have kept the ownership of all the shares purchased are eligible for a cash prize. At the end of the three-

year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company pays the executive a net value, as a prize, based in the market value of the Company’s shares held by the executive during the program. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired to be eligible to the Matching scheme, in compliance with existing legislation. Until 2013 (including), the bonus percentage to be allocated to each executive to be part of the Matching Plan was defined based on the analysis of its performance and potential. The terms and conditions above described are applicable to the beneficiaries of the 2011, 2012 and 2013 cycles in the scope of said program. Starting in 2014, the basis of calculation for the Matching program is the fixed remuneration received by the Company Statutory Directors, and the parameters for this calculation will be pre-established for each of the hierarchical levels for each of the countries in which the Company operates. There have been some adjustments to the Matching program for fiscal year 2016 for purposes of allowing the engagement of the executive to this program in years when the net bonus is not sufficient for investment in the program. In those years, the executive may acquire Company shares during 12 months to use in the program, in pre-established purchase windows, according to criteria and conditions that are set forth in the manual of the Matching 2016 program. Additionally, it is important to note that adherence to the program is currently voluntary for all Vale executives, except for the President and the Executive Officers, whose adherence and maintenance to the program started to be mandatory only when the net bonus is sufficient for investment. It’s important to note that, for the 2017 fiscal year, new changes were implemented to Matching, and the Statutory Board’s participation became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), in such way that the remaining investment to reach the reference value (if any) becomes optional. b. Major Plan Objectives The major objectives of the compensation programs based on shares aforementioned are retention of the Company`s major executives, keep them engaged to the Company and encourage the “ownership feeling”, so that they become committed to mid and long terms results. c. How the plans contribute for the achievement of these objectives The compensation plans based on shares aforementioned promote the alignment of the stockholders’ and the Statutory Directors’ interests, as they ensure that there are only gains for the executives as long as there are gains for the Company as well. d. Where the plans fit into the issuer`s compensation policy The compensation plans based on shares aforementioned fit into Vale`s compensation policy once they respond for the long-term alignment of executives with the interests of the Company and the shareholders, contributing for sustainability, and fostering a competitiveness level that complies with the Company business and retention of qualified professionals. They have been designed upon the support provided by specialized consulting services and upon the consideration of domestic and international market trends and moves. e. How the plans promote the alignment between management and the issuer interests at short, mid and long term The design of compensation plans based on shares aforementioned incorporates the Company performance rate factors upon company stocks fluctuated value in three (for ILP and Matching) or four years (for PSU) and, in case of ILP or the replacing PSU starting in the 2014 cycle, Company performance relative to other companies with similar characteristics as Vale's within the same industry and the same reference period.

This peer group is comprised by 20 companies, in the case of the ILP, and 12 companies, for PSU, currently in force for cycles starting in 2014. Thus, the plans align the medium-and long-term interests of both the managers and the Company. For further information on the changes made to the aforementioned programs, see item (a) above). f. Maximum number of comprised stocks Not applicable. No stock purchasing option is granted within the scope of either the ILP or PSU (replacing the ILP) or the Matching programs. The number of virtual ordinary stocks granted as reference within the scope of the ILP varied with the short-term variable remuneration of each executive and with the average market price of the common shares issued by Vale at a set number of trading days before the approval. In case of PSU, replacing the ILP, the number of virtual shares granted as reference under this plan varies according to the base compensation of each executive and the average quotation of common shares issued by Vale in a specific number of trade days prior to the granting. In the Matching Program, until 2013 (including), the executive had the option to allocate 30 or 50% of his bonus to purchase Company’s class A preferred stocks and become eligible to participate in the program, after their potential and performance assessment. Starting in 2014, the calculation base for the Matching program was the fixed compensation received by Statutory Directors of the Company, and parameters for this calculation are pre-determined for each hierarchic level and each country where the Company operates. There have been some adjustments to the Matching program for fiscal year 2016 for purposes of allowing the engagement of the executive to this program in years when the net bonus is not sufficient for investment in the program. In those years, the executive may acquire Company shares during 12 months to use in the program, in pre-established purchase windows, according to criteria and conditions that are set forth in the manual of the Matching 2016 program. Additionally, it is important to note that adherence to the program is currently voluntary for all Vale executives, except for the President and the Executive Officers, whose adherence and maintenance to the program started to be mandatory only when the net bonus is sufficient for investment. It's important to note that, for the 2017 fiscal year, new changes were implemented to Matching, and the Statutory Board’s participation became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), in such way that the remaining investment to reach the reference value (if any) becomes optional. g. Maximum number of options to be granted Not applicable. No stock purchasing option is granted within the scope of the compensation plans based on shares aforementioned. h. Stock purchasing conditions Not applicable. The ILP and Matching programs do not grant stock purchasing options to executives. Once assessed, the amount owed to executives within the scope of these plans is paid in cash. i. Criteria for stock pricing or option reference period Not applicable. As no stock purchasing option is granted within the scope of either Plan, it makes no sense setting criteria for stock pricing or option reference period. In the ILP, replaced by PSU, the amount owed to executives was calculated as per the valuation of a given number of Vale`s virtual stocks within the period of the past three years, and is based upon the average quotation of Vale’s ordinary stocks in the last 60 stock market floor sessions prior to the incentive grant, and the average quotation of Vale’s ordinary stocks at the closing of the last 60 stock market floor sessions of the third year. This amount is then multiplied by a factor of Company performance relative to a peer group of 20 global companies with similar characteristics. Based on the Company’s position relative to this group of global companies, the ILP may be increase in 50% or it may drop to zero. Under PSU, starting in 2014, the calculation base is the base compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Therefore, payment may be done in accrued tranches of 20% (by the end of the second year), 30% (by the end of the third year), and 50% (by the end of the fourth year), provided that the performance condition at each is met, as set forth in PSU, namely, placement of Vale within the group comprised by 12 companies with similar characteristics as Vale's (peer group). The payment metric is the Total Shareholder Return (TSR) related to the peer group, considering the businesses and areas where Vale operates and the influence of variations in the Brazilian market. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position and lower, there is no payment whatsoever. However, for the Matching Plan, the net amount to be paid to executives as incentives is calculated upon the number of Company class A preferred stocks purchased by the executive to become eligible for the Plan. j. Criteria for establishing the reference period Not applicable. As mentioned above, compensation plans based on shares aforementioned do not grant stock purchasing option. Therefore, there is no reference period. However, both Programs pre-establish that the payment of incentives be made after a grace period of three years (for ILP and Matching) or four years (for PSU, replacing the ILP since 2014). In case of PSU, payment may be done in cumulative installments equal to 20% (by the end of the second year), 30% (by the end of the third year), and 50% (by the end of the fourth year), provided that the performance condition at each is met, as set forth in PSU, namely, placement of Vale within the group comprised by other 12 companies with similar characteristics as Vale's (peer group). The payment metric is the Total Shareholder Return (TSR) related to the peer group. k. Liquidation conditions Both compensation plans based on shares aforementioned pre-establish that premiums be paid in cash. l. Restrictions to stock transfer With respect to the Matching Plan, the executive will lose his/her right to the premium if he/she transfers, within the three-year period, any Company preferred stock that is plan-bonded. Also under the Plan, operations with derivatives are void, when involving the sale of securities of Vale, as well as the lease to third parties of shares held by the member of the program, considering that one of the goals of the Matching program is the exposure and alignment of the executive to the Company traded shares in the period of the Plan. Operations described above are void as well (involving the sale of derivatives and share lease) related to any of Vale shares held by the executive, even when acquired out of the Plan, while the executive is an active member of the Plan. Not applicable to the ILP or PSU (replacing the ILP), though, once this Plan`s participants are not required to retain their stockholding position in the company nor are they granted any stocks within the scope of the Plan.

m. Criteria and events that, upon occurrence, shall result in the plan suspension, change or extinction With respect to the Matching Plan, any transference of Vale’s issued preferred stocks that are plan-bonded before the three-year grace period or the executive’s severance generate the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan. However, with respect to the ILP or the PSU (replacing the ILP), the executive’s severance generates the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan. n. Effects generated by the issuer’s Board and Committee Manager’s departure upon his/her rights as provided by the stock-based compensation plan As the Plan works as a retention mechanism, if the Manager resigns, he/she shall lose all his/her rights to share-based compensation. In case the Manager’s contract is rescinded or not renewed by the Company, the participant shall receive the values he had purchased prior to the contract rescission or termination date. 13.5 Stock-based compensation for executive board and the statutory board. The Long Term Incentive – (ILP), the Virtual Shares Program (PSU) (replaced the ILP) and Matching described in detail in 13.4, as they do not include or grant stock purchasing option, because they are based on the quotations of the Company’s common and preferred shares, as applicable, in order to define the value in kind to be paid as incentive to the executive directors. Thus, most information, as for instance, information related to the average weighted price in the fiscal year for (a) outstanding options at the beginning of the fiscal year, (b) options that are not redeemed during the fiscal year, (c) options redeemed during the fiscal year, (d) options expired during the fiscal year, and potential dilution in case all granted options were redeemed, is not applicable to the Company. Considering the above, tables below present, for reference purposes, information related to the incentive, including amounts paid each period. Share-based compensation estimated for the current fiscal year (2017) (1) The total number of members corresponds to the average over the year of the number of members of the administrative entity as determined monthly, under the terms in item 13.2 (2) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 01/2017. Executive Board Statutory Board Total Number of members(1) 24.00 7.00 31.00 Number of paid members (2) 0,00 7.00 7.00 Weighted average price: (a) Outstanding options at the beginning of the fiscal year n/a n/a n/a (b) Options that are not redeemed during the fiscal year n/a n/a n/a (c) Options redeemed during the fiscal year n/a n/a n/a (d) Options expired during the fiscal year n/a n/a n/a Potential dilution in case all granted options were redeemed n/a n/a n/a

Share-based compensation for the 2016 fiscal year (1) The total number of members corresponds to the average over the year of the number of members of the administrative entity as determined monthly, under the terms in item 13.2 (2) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 01/2017. Share-based compensation for the 2015 fiscal year (1) The total number of members corresponds to the average over the year of the number of members of the administrative entity as determined monthly, under the terms in item 13.2 (2) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 01/2017. Share-based compensation for the 2014 fiscal year (1) The total number of members corresponds to the average over the year of the number of members of the administrative entity as determined monthly, under the terms in item 13.2 (2) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 01/2017. Executive Board Statutory Board Total Number of members(1) 21.00 8.00 29.00 Number of paid members (2) 0.00 8.00 8.00 Weighted average price: (a) Outstanding options at the beginning of the fiscal year n/a n/a n/a (b) Options that are not redeemed during the fiscal year n/a n/a n/a (c) Options redeemed during the fiscal year n/a n/a n/a (d) Options expired during the fiscal year n/a n/a n/a Potential dilution in case all granted options were redeemed n/a n/a n/a Executive Board Statutory Board Total Number of members(1) 21.00 8.00 29.00 Number of paid members (2) 0.00 8.00 8.00 Weighted average price: (a) Outstanding options at the beginning of the fiscal year n/a n/a n/a (b) Options that are not redeemed during the fiscal year n/a n/a n/a (c) Options redeemed during the fiscal year n/a n/a n/a (d) Options expired during the fiscal year n/a n/a n/a Potential dilution in case all granted options were redeemed n/a n/a n/a Executive Board Statutory Board Total Number of members(1) 20.50 7.55 28.05 Number of paid members (2) 0.00 7.55 7.55 Weighted average price: (a) Outstanding options at the beginning of the fiscal year n/a n/a n/a (b) Options that are not redeemed during the fiscal year n/a n/a n/a (c) Options redeemed during the fiscal year n/a n/a n/a (d) Options expired during the fiscal year n/a n/a n/a Potential dilution in case all granted options were redeemed n/a n/a n/a

Stock-based compensation estimated for the current fiscal year (2017)

	Executive Board	Statutory Board	Total
Grant of stock options (Incentive Grant)			
Grant date (Grant date of incentive)	-	January 2014 and 2015 and March 2014 (1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become redeemable (Deadline to receive the incentive)	-	December 2016 and March 2017(2)	-
Deadline for redeeming options	n/a	n/a	n/a
Grace period for stock transfer	n/a	n/a	n/a
Fair option price on grant date (Incentive Value)	-	13,853,280.00	13,853,280.00

(1) In January 2014 and 2015 the PSU cycles began and in March 2014 the Matching cycle began.
(2) On December 31, 2016 ended the 2nd and the 1st anticipation windows for PSU cycles started, respectively, in 2014 and 2015 and in March 2017, the 2014 Matching cycle ended.

Stock-based compensation paid in the fiscal year ended on December 31, 2016

	Executive Board	Statutory Board	Total
Grant of stock options (Incentive Grant)			
Grant date (Grant date of incentive)	-	January 2014 and March 2013(1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become redeemable (Deadline to receive the incentive)	-	December 2015 and March 2016(2)	-
Deadline for redeeming options	n/a	n/a	n/a
Grace period for stock transfer	n/a	n/a	n/a
Fair option price on grant date (Incentive Value)	-	3,424,314.00	3,424,314.00

(1) In January 2014 the PSU cycle began and in March 2013 the Matching cycle began.
(2) On December 31,2015 ended the 1st anticipation window for PSU cycle started in 2014 and in March 2016 the 2013 Matching cycle ended.

Stock-based compensation paid in the fiscal year ended on December 31, 2015

	Executive Board	Statutory Board	Total
Grant of stock options (Incentive Grant)			
Grant date (Grant date of incentive)	-	January and March 2012(1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become redeemable (Deadline to receive the incentive)	-	December 2014 and March 2015(2)	-
Deadline for redeeming options	n/a	n/a	n/a
Grace period for stock transfer	n/a	n/a	n/a
Fair option price on grant date (Incentive Value)	-	1,596,622.42	1,596,622.42

(1) In January 2012 the ILP cycle began and in March 2012 the Matching cycle began.
(2) On December 31,2014 the ILP cycle ended and in March 2015 the Matching cycle ended.

Stock-based compensation paid in the fiscal year ended on December 31, 2014 (1) In January 2011 the ILP cycle began and in March 2011 the Matching cycle began. (2) On December 31,2013 the ILP cycle ended and in March 2014 the Matching cycle ended. Executive Board Statutory Board Total Grant of stock options (Incentive Grant) Grant date (Grant date of incentive) - January and March 2011 (1) - Number of granted options n/a n/a n/a Deadline for options to become redeemable - December 2013 and March 2014 (2) - Deadline for redeeming options n/a n/a n/a Grace period for stock transfer n/a n/a n/a Fair option price on grant date (Incentive Value) - 1,857,202.70 1,857,202.70

13.6 Information on outstanding options held by the Executive Board and the Statutory Board Not applicable, since the remuneration plans based on Company shares do not include the granting of options for the purchase of shares, since they are based on the quote for Company shares or the compensation received by Company managers to define the cash amount to be paid as incentive to executive directors. For more information, see items 13.4 and 13.5 in this Reference Form

13.7. Options redeemed and shares delivered relative to stock-based remuneration for the Executive Board and the Statutory Board Not applicable, since the remuneration plans based on Company shares do not include the granting of options for the purchase of shares, since they are based on the quote for Company shares or the compensation received by Company managers to define the cash amount to be paid as incentive to executive directors, not being delivered shares issued by the Company in treasury to executives. For more information, see items 13.4 and 13.6 in this Reference Form.

13.8. Relevant information aiming at a broader understanding of data presented under items 13.5 through 13.7 above - pricing method used for stock and option values Not applicable. See items 13.4 and 13.7 in this Reference Form.

13.9 – Participation in stock, quotas, or other convertible securities held by executive officers and fiscal council members – by board or committee a. The number of stocks or quotas issued by the Company, held directly or indirectly, in Brazil or overseas, and other stock-convertible securities by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period: Shares issued by VALE S.A. [*] Including 101,065 VALE.P shares owned as American Depositary Receipts (ADRs), at the New York Stock Exchange. b. The number of stocks or quotas and other securities convertible into shares or quotas issued by the direct or indirect controllers of the Company, held directly or indirectly, either in Brazil or overseas, by its board members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period: Shares issued by VALEPAR S.A. Shares issued by BNDES Participações S.A. Shares Issued by LITEL PARTICIPAÇÕES S.A. Stockholders 12/31/2016 Common Preferred Board of Directors 0 0 Executive Officers 0 0 Fiscal Council 0 0 Stockholders 12/ 31/2016 Common Preferred Board of Directors 0 0 Executive Officers 0 0 Fiscal Council 0 0 Total 0 0 Stockholders 12/31/2016 Common Preferred Board of Directors 0 0 Executive Officers 0 0 Fiscal Council 0 0 Total 0 0 Stockholders 12/31/2016 Common Preferred Board of Directors Executive Officers Fiscal Council 6,700 9,300 0 15,600 1,645,064 (*) 3,006 Total 16,000 1,663,670

Shares issued by BRADESPAR S.A. Shares issued by MITSUI & CO., LTD Shares issued by ELETRON S.A Shares issued by OPPORTUNITY ANAFI PARTICIPAÇÕES S.A Shares issued by BELAPART S.A Stockholders 12/31/2016 Common Preferred Board of Directors 0 0 Executive Officers 0 0 Fiscal Council 0 0 Total 0 0 Stockholders Common Preferred 12/31/2016 Board of Directors 0 0 Executive Officers 0 0 Fiscal Council 0 0 Total 0 0 Stockholders Common Preferred 12/31/2016 Board of Directors 0 0 Executive Officers 0 0 Fiscal Council 0 0 Total 0 0 Stockholders Common Preferred 12/31/2016 Board of Directors 66,503 0 Executive Officers 0 0 Fiscal Council 0 0 Total 66,503 0 Stockholders 12/ 31/2016 Common Preferred Board of Directors 300 135,818 Executive Officers 0 0 Fiscal Council 0 0 Total 300 135,818 Total 0 0

Shares issued by VALETRON S.A. c. The number of stocks or quotas and other securities convertible into shares or quotas issued by the Company’s subsidiaries or companies under common control, held directly or indirectly, either in Brazil or overseas, by its board members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period: Shares issued by MRS LOGÍSTICA S.A. Shares issued by PT VALE INDONESIA TBK Stockholders Common Preferred 12/31/2016 Board of Directors 0 0 Executive Officers 0 0 Fiscal Council 0 0 Total 0 0 Stockholders Common Preferred 12/31/2016 Board of Directors 0 0 Executive Officers 0 0 Fiscal Council 0 0 Total 0 0 Stockholders 12/31/2016 Common Preferred Board of Directors 0 0 Executive Officers 0 0 Fiscal Council 0 0 Total 0 0

13.10 Information on Private Pension Funds granted to members of the executive board and the statutory board Pursuant to contract provisions, the Company pays for both the employer’s and the employee’s share, up to 9% of the fixed compensation, to Valia – Fundação Vale do Rio Doce de Seguridade Social (Vale do Rio Doce Social Security Foundation), or to any other private pension fund chosen by the Statutory Board member. At Valia, the minimum required age for a retirement plan is 45 years of age, after having contributed for the given plan for a minimum grace period of five years. Valia – Vale do Rio Doce Social Security Foundation Retirement Income; Executive Board Statutory Board Total Total number of members (1) 20.50 7.55 28.05 Number of paid members (2) 0.00 6.00 6.00 Plan name Benefits Plan “Vale Mais” (Plano de Benefício Vale Mais) Number of managers that are eligible for retirement benefits - 4, of which (i) 2 with Normal Retirement Income; and (ii) 2 with Early and (iii) 1 with Differed Benefit Income through Retirement.(3) Eligibility for early retirement - - be at least 45 years old; - have at least 5 years of uninterrupted participation in VALIA, counting from the most recent date of entering the Vale Mais Plan (except for participants migrating from the Defined Benefit Plan - Benefits Plan now closed) to the Vale Mais Plan; - have rescinded the labor contract with the employer or have lost the position of administrator. - Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers - R$ 12,354,897.14 (4) - Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers - R$ 516,839.27 (5) -

(1) The total number of members corresponds to the average over the year of the number of members of the administrative entity as determined monthly, under the terms in item 13.2 (2) Corresponds to the number of executive officers and board members, as applicable, enrolled in the benefits plan, in accordance with Circular Letter CVM/SEP 01/2017. (3) (2) One of the managers is entitled to 2 (two) benefits, 1 (one) Normal Retirement Income and 1 (one) Differed Benefit Income through Retirement. (4) Amount corresponding to the sum of the Accounts of the Employer belonging to the participants on 12/31/2016. (5) Amount corresponding to the sum of the ordinary contributions made by the employer in the name of each one of the participants during the fiscal year of 2016. Executive Board Statutory Board Total Total number of members (1) 20.50 7.55 28.05 Number of paid members (2) 0.00 1.00 1.00 Plan name Benefits Plan “Valiaprev” Number of managers that are eligible for retirement benefits - 1 for Early Retirement Income 0.00 Eligibility for early retirement - - be at least 45 years old; - have at least 5 years of uninterrupted participation in VALIA, counting from the most recent date of - Eligibility for advanced redemption and conditions - - The active participant who, on the date of rescission of his/her labor contract with the employer or on the date of loss of the position of administrator, does not opt to become an independent contributor or associate, nor opts for the institution of portability and is not enjoying benefits from the Vale Mais Plan, is eligible to receive the redemption. The amount of the redemption shall be equal to: 100% of the participant’s account + 1% of the employer’s account per month of normal, ordinary contribution made by the participant to the Vale Mais Plan up to a maximum of 80% of this account. -

R$ 1,177,588.02 (1) The total number of members corresponds to the average over the year of the number of members of the administrative entity as determined monthly, under the terms in item 13.2 (2) Corresponds to the number of executive officers and board members, as applicable, enrolled in the benefits plan, in accordance with Circular Letter CVM/SEP 01/2017. (3) Amount corresponding to the sum of the Accounts of the Employer belonging to the participants on 12/31/2016. (4) Amount corresponding to the sum of the ordinary contributions made by the employer in the name of each one of the participants during the fiscal year of 2016. entering the Valiaprev Plan; - have rescinded the labor contract with the employer or have lost the position of administrator. Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers - (4) - Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers - R$ 244,027.81 (5) - Eligibility for advanced redemption and conditions - - The active participant who, on the date of rescission of his/her labor contract with the employer or on the date of loss of the position of administrator, does not opt to become an independent contributor or associate, nor opts for the institution of portability and is not enjoying benefits from the Valiaprev Plan, is eligible to receive the redemption. The amount of the redemption shall be equal to: 100% of the participant’s account + 1% of the employer’s account per month of normal, ordinary contribution made by the participant to the Valiaprev Plan up to a maximum of 80% of this account. -

13.11 – Maximum, minimum, and average individual compensation of the executive board, statutory board, and the fiscal board Justification for not filling out this table. Information not disclosed due to legal decision, which is that, the award granted in the case of ordinary proceedings No. 0002888-21.2010.4.02.5101 processed by the 5th Circuit Court of Federal Justice of Rio de Janeiro made final the injunction previously granted to IBEF/RJ, (to which Vale and the company executives are linked), determining that CVM shall be absent from (a) deploying the requirement in sub-item 13.11 in exhibit 24 to CVM Instruction 480, (b) applying any penalty related to failure to comply with this requirement by IBEF associates. CVM appealed the decision. On February 6, 2014, the case was sent to the Federal Regional Court of the 2nd Region to be tried as an appeal with no suspension effects. Thus, at least until CVM’s appeal is tried, the decision continues to have the aforementioned effects.

13.12 Compensation or indemnity mechanisms applicable to managers in the occurrence of dismissal or retirement The contracts signed by members of the Company’s Statutory Board have provisions for indemnity for contract rescission, non-renewal or retirement, provided that such events are generated by the Company. In the latter case, the following amounts and conditions are provided for: (i) a compensatory indemnity for each and every amount due, corresponding to 6 times the amount of the last fixed monthly compensation paid to Executive Directors and 12 times for the President, as well as the payment of the indemnity corresponding to 2 fixed annual salaries, to be paid in 8 quarterly equal payments conditioned to a non-compete agreement to be in force for the following 24 months. No other type of contract agreement is drawn with members of the Executive Board or the Fiscal Board. The same applies to any other types of contract agreements, life insurance policies or any other instruments that might underlie compensation or indemnity mechanisms in case an executive is dismissed. For details related to insurance policies related to the payment or reimbursement of expenses incurred by Company managers, see item 12.11 in this Reference Form.

13.13 Percentage of total compensation held by managers and members of the fiscal board that are somehow connected to controllers. Board or Committee 2016 2015 2014 Executive Board 81.65% 72.00% 66.00% Statutory Board 0.00% 0.00% 0.00% Fiscal Board 0.00% 0.00% 0.00%

13.14 - Compensation of administrators and members of the fiscal board, grouped by board, received for any purpose other than the function they perform. No payments in the last three accounting reference periods of any other type rather than for the function they perform were made to any member of the Executive Board, of the Statutory Board, or the Fiscal Board.

13.15 Compensation paid to administrators and members of the fiscal board acknowledged in the results released by direct or indirect affiliates, subsidiaries or companies under common control Fiscal Year 2014 – Compensation paid due to position held at the Company Executive Board Statutory Board Fiscal Board Total Direct and Indirect Controlling Entities 0 0 0 0 Companies Controlled by The Company 0 R$ 2,271,308.13 Annual Compensation: R$ 1,293,162.00 Direct and Indirect Benefits: R$ 978,146.13 0 R$ 2,271,308.13 Companies Under Common Control 0 0 0 0 Fiscal Year 2015 – Compensation paid due to position held at the Company Executive Board Statutory Board Fiscal Board Total Direct and Indirect Controlling Entities 0 0 0 0 Companies Controlled by The Company 0 Total: R$ 4,830,798.06 Annual Compensation: R$ 4,453,137.18 Direct and Indirect Benefits: R$ 377,660.88 0 R$ 4,830,798.06 Companies Under Common Control 0 0 0 0 Fiscal Year 2016 – Compensation paid due to position held at the Company Executive Board Statutory Board Fiscal Board Total Direct and Indirect Controlling Entities 0 0 0 0 Companies Controlled by The Company 0 Total: R$ 2,160,397.00 Annual Compensation: R$ 1,584,599.00 Direct and Indirect Benefits: R$ 575,798.00 0 R$ 2,160,397.00 Companies Under Common Control 0 0 0 0

13.16 Other relevant information Proposal for global compensation The proposal for global compensation of the managers for the fiscal year 2017 will be submitted to the Annual and Extraordinary Shareholders’ Meetings (“AGO/E”) in order to fix as global sum the amount of up to R$ 161,134,088.00 (one hundred sixty one million, one hundred thirty four thousand and eighty eight reais), to be distributed by the Executive Board, taking into account the provisions in current law and in the Articles of Incorporation of Vale. It should be emphasized that the amount proposed considers the responsibilities of the administrators, the time devoted to their positions, the competence, the professional reputation, and the value of their services in the market. It is important to note that the proposal mentioned below for overall compensation considers the remuneration of the members of the Advisory Committees and charges related to that remuneration, an amount that is not shown in item 13.2. It also proposes that the monthly compensation of each acting member of the Fiscal Council, from May 1, 2017 until the Annual Shareholders’ Meeting to be held in 2018, in ten percent (10%) of the compensation that, on average, was attributed to each Executive Director, not counting the benefits, representation funds and profit sharing. In addition to the remuneration established above, the active members of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for their roles, provided that alternate members shall only be remunerated in the cases in which they do their title due to vacancy, Impediment or absence of the respective titular member. The above amount comprises: (I) the proposal of remuneration of members of the Executive Board, the Statutory Board and members of the Fiscal Council of up to R$ 157,663,688 (one hundred fifty seven million, six hundred sixty three thousand and six hundred eighty eight reais), which is comprised by (a) R$ 8,536,961 (eight million, five hundred thirty six thousand and 9 hundred sixty one reais) corresponding to the fixed compensation of the members of the Executive Board, and of the members of the Fiscal Board, under the terms of Act No. 6404/76, Art. 163, net of social fees under Vale’s responsibility; (b) up to R$ 61,157,475 (sixty one million, one hundred fifty seven thousand and four hundred seventy five reais) corresponding to the fixed and variable compensation of the Executive Directors, which takes into account an Executive Board comprised by 7 Executive Directors, net of social fees under Vale’s responsibility, and excluding direct and indirect benefits. The individual and fixed compensation is compatible with the values paid to the executive members of similar companies, while the payment of the variable compensation, corresponding to the bonus and the long-term incentive, is linked to the fulfillment of predetermined goals, based on the performance of the Company. Thus, the payment of the variable compensation is equivalent to the partial or total fulfillment of the predetermined goals, and they may also be not owed in the event of not reaching such goals; (c) up to R$ 87,969,253 (eighty seven million, nine hundred sixty nine thousand and two hundred fifty three reais) corresponding to taxes and charges that have an incidence over the compensation and the responsibility of Vale, and also, benefits of any nature; and termination payments for two Executive Directors that left the company in 2016, as well as to estimated termination in 2017 of two more Executive Directors and the corresponding payment of the rescission amounts and (II) the proposal corresponding to the remuneration of the members of the Advisory Committees and charges related to that remuneration, up to R$ 3,470,400 (three million, four hundred and seventy thousand and four hundred reais). Find below additional information relative to the proposal of global remuneration of the Company, approved by the AGO/E, as mentioned above: a) Period applicable to the remuneration proposal: The Management proposal refers to the period between January 1 and December 31, 2017, which is the fiscal year. b) Comments on the values approved in the Management Proposal in 2016 and the values related to the remuneration of Managers, effectively paid: in Ordinary and Extraordinary

Shareholders’ Meetings held on April 25, 2016 the amount of R$ 90,372,853.00 (nine million, three hundred seventy two thousand and eight hundred fifty three reais) which included remuneration to be paid to members of the Executive Board, the Fiscal Council, the Executive Office, as well as members of the Advisory Committees. Vale clarifies that regarding fiscal year 2016, the amount related to remuneration of members of the Executive Board, the Fiscal Council, the Board, as well as members of the Advisory Committees, the amount of R$ 65,377,961.00 (sixty five million, three hundred seventy seven thousand and nine hundred sixty one reais) was effectively paid. The difference between the initially proposed amount and the effectively paid amount is mainly due to the value paid as indemnity for the members of Statutory Board, which was lower than the proposed value. c) Comments on eventual differences between the amounts in the current proposal and the previous proposal and those in item 13 in Vale’s Reference Form: The global remuneration of members of the Executive Board, the Fiscal Council, the Executive Office, as well as members of the Advisory Committees for the fiscal year ending in 2017 corresponds to R$ 161,134,088.00 (one hundred sixty one million, one hundred thirty four thousand and eighty eight reais). This amount is 78% higher than the amount proposed for fiscal year 2016 equal to R$ 90.372.853.00 (ninety million, three hundred seventy two thousand and eight hundred fifty three reais) due to the Bonus that got paid again in 2017 and the increase of Company’s shares price that, consequently, has increased the compensation of our programs based on shares. Both payments caused also an increase in the portion of Social Security (INSS). In addition, the proposed change for the Company’s Executive Board and the overall Administration also contributed for the increase of the proposed value for 2017. Clarification Both the amounts presented in the Proposal of its item 13.16 and in the Proposal for 2016 (referred to item 13.16 of the previous Reference Form) are higher than the values in item 13.2 of the respective Reference Forms, since the values of 2017 Proposals also include, besides the remuneration to be paid to members Board of Directors, Fiscal Council and Executive Board, the remuneration of the members of the Advisory Committees, while the amounts included in item 13.2 of the Reference Form contains only the amounts of the remuneration for the Board of Directors, the Fiscal Council and the Board of Executive Officers members.

NOTICE TO SHAREHOLDERS ANNUAL GENERAL MEETING APPOINTMENT OF CANDIDATES TO THE BOARD OF DIRECTORS AND FISCAL COUNCIL BY MINORITY SHAREHOLDERS VALE S.A. ("Vale" or "Company") informs that it received from Geracao Futuro L. Par. Fundo de investimento em Acoes, from Vic Distribuidora de Titulos e Valores Mobiliarios S.A. e from Mr. Victor Adler, acting as minority shareholders of Vale, the appointment of Mr.: i) BRUNO C. H. BASTIT, as candidate for Effective Member of the Board of Directors of Vale, to separately run for the election, by the holders of common shares issued by Vale, at the Annual General Meeting to be held on April 20th, 2017, under the terms of Article 141, §4o, I of Law# 6.404/76; MARCELO GASPARINO DA SILVA, as candidate for Effective Member of the Board of Directors of Vale, to separately run for the election, by the holders of preferred shares issued by Vale, at the Annual General Meeting to be held on April 20th, 2017, under the terms of Article 141, §4o, II of Law# 6.404/76; iii) If holders of common and preferred shares issued by Vale don't make up the quorums required in items above, MARCELO GASPARINO DA SILVA and BRUNO C. H. BASTIT, respectively, as candidates for Effective and Alternate members of the Board of Directors of Vale, to separately run for the election, by the holders of common and preferred shares issued by Vale, at the Annual General Meeting to be held on April 201h, 2017, under the terms of the legislation in force. iv) RAPHAEL MANHAES MARTINS and BERNARDO ZITO PORTO, respectively, as candidates for Effective and Alternate members of the Fiscal Council of Vale, to separately run for the election, by the shareholders owning common shares issued by Vale, at the Annual General Meeting to be held on April 20th, 2017, under the terms of the legislation in force. v) ROBERT JUENEMANN and GASPAR CARREIRA JUNIOR, respectively, as candidates for Effective and Alternate members of the Fiscal Council of Vale, to separately run for the election, by the shareholders owning preferred shares issued by Vale, at the Annual General Meeting to be held on April 20th, 2017, under the terms of the legislation in force. Said minority shareholders submitted to Vale the clearance certificates, curricula and information provided by items 12.5 to 12.10 of the Reference Form of said candidates under the form of Annex I.

ANNEX I Regular member by the ONs - RAPHAEL MANAES MARTINS, is a (i) lawyer, enrolled with the Brazilian Bar Association (section of Rio de Janeiro) and partner of the law firm Faoro & Fucci (since 2010), (ii) Regular member of the Board of Directors of Eternit S.A. (since 2015), Regular member of the Audit Committee of Vale (since 2015), of light S.A. (since 2014), of Fibria Celulose S.A. (2016/2017) and of Embratel Participacoes S.A. (in 2014). He was a professor at the Federal University of the State of Rio de Janeiro (in 2010) and at the State University of Rio de Janeiro (from 2007 to 2009). Deputy member by the ONs - BERNARDO ZITO PORTO, is a (i) lawyer, professor at the University of Missouri-Kansas City School of Law. He acted as an associate to the law firm Faoro & Fucci. Master of law by the University of Michigan. Enrolled with the Brazilian Bar Association, Section of Rio de Janeiro. Regular member by the PNs - ROBERT JUENEMANN, is a (i) mediator lawyer certified by the CEDR (UK), member of the Legal Commission and Cooperatives Commission, as well as director of the IBGC - Brazilian Institute of Corporate Governance. He is well experienced in the implementation of corporate governance in both publicly-held and closely-held companies. (ii) member of the audit committee of Eletrobras and Eternit. He was a member of the audit committee of Celesc and is currently a member of the GGC-Corporate Governance Group. Deputy member by the PNs - GASPAR CARREIRA JUNIOR, is (i) related to the 01 group (Telemar, Oi, BrT) since June 1999 to the present date. (i i ) is a member of the audit committee (since 2013) and administrative-financial services officer (since 2009)

DECLARATION I, Marcelo Gasparino da Silva, Brazilian, married, lawyer bearer of iden t ity card RG no. 2302967-SSP/SC, enrolled with the CPF/MF under no. 807.383.469-34 and with the OAB/SC under no. 10, 188, resident and domiciled at Rua Esteves Junior, 605, apt. 1411 , Centro, FlorianOpolis/SC, Postal Code 88015-130, under the form of art. 2 of CVM Instruction 367/02, declare under the penalties of law that, if I come to be elected for the position of Director of VALE S.A., I will be capable of undersigning the Instrument of Investiture referred to i n that norm, attesting that: (i) I am not prevented by any special law, nor convicted for crime of bankruptcy, nonfeasance, bri bery, concussion, peculation, against the popular economy, public faith or property, or by a criminal sentence that proh ibits, even temporarily, access to public offices, as provided by paragraph I of art. I 47 of Law no. 6, 404/76; (ii) I am not convicted to a penalty of temporary disablement or suspension applied by the Securities and Exchange Comm ission, wh ich makes me ineligible tor the ad ministration positions of publicly-held companies, as provided by paragraph 2 of art. 147 of Law no. 6, 404/76; ( iii ) to the best of my knowledge, I meet the requirement of unblemished reputation provided by paragraph 3 of art. 147 of Law no. 6, 404/76; and (i v) I do not hold an oftice at a company that may be deemed a competitor of the com pany, and I do not have, nor represent, an interest that conflicts with that ofthe company, under the form of items I and II of paragraph 3 of art. 147 of Law no. 6, 404/76. I finally declare, u nder the penalties of law, under the terms of art. 10 of ICYM 481 /09 (with wording given by ICVM no. 561 / 1 5) and under the terms of items 12.9 and 12.10 of the Reference form incl uded in Annex 24 of ICVM 552/14, that I do not have any marital relationship, steady union or kinship u p to the second degree with administrators of VALE S.A., its controlled and parent companies, and also that I did not have an y relationship of subordination or control, over the last th ree accounting periods, with a controlled company, direct or indirect controller, supplier, client, debtor or creditor ofVALE S.A. I declare that I am a partner of a Law Firm that was responsible for an administrative proceeding in 2006, which is maintained until the present date and the fees of which were under its responsibility ad exitum, and that such relationship is of economic relevance, thus not affecting the independence of the declarant in any ma nner. Rio de Janeiro, March 8th 2017 Marcelo Gasparino da Silva CPF 807.383.460-34

VALE S.A. ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM Candidate Appointed to the Board of Directors 12.5 Enrollment data and professional experience: lndication Whether an independent Member Nurnber of Consecutive Terms Yes 01 (one) term as Deputy Director Investiture Date Advisor Lawyer Indication Whether Elected by Parent Meeting 2017 Not applicable Annual General Term DUTE21011 Compan Other Offices and Positions H&c] at the April 20th, 2017 Board of Directors 807.383.469-34 46 Election Date February 13, 1971 Elective Position Held CPF or Passpon (PAS) Marcelo Gasparino da Silva Profession Date of Birth Name Professional Experience Member of Boards of Directors and Audit Committees and Chairman of Board of Directors, member and coordinator of the finance, audit, risks; legal and related parties committees in publicly-held companies. Specialist Lawyer in Corporate Tax Administration by ESAG and MBA in Controllership, Auditing and Finance (ongoing). Director of AES ELETROPAULO, BATTISTELLA, CEMIG and ETERNIT, and deputy member of the Board of Directors of VALE. Former Chairman of the Board of Directors of Usiminas, member of the Boards of Directors of Bradespar, Celesc, Eletrobras, Tecnisa and SC Gas, besides Usiminas itself. Former member of the Audit Committee of Bradespar, AES Eletropaulo, AES Tiete, Eletrobras and Renuka Brazil. Current Coordinator of the Legal and Compliance Committee of ETERNIT. member of the Finance, Auditing and Risks Committee of CEIVIIG and the Related Parties Committees of AES Eletropaulo. Chairman of the Advisory Council of Law Firm Gasparino, Sachet, Roman, Barros Marchiori Attorneys, where he acted as a lawyer until 2006. He started his executive career as a Legal-Institutional Officer of CELESC in 2007. Participates in the CEO FGV 2016 Program (IBE/FGV/IDE). Participated in the Executive Program on Consolidations and Acquisitions by the London Business School, and in specific courses in the financial and strategic areas at the 100 - Institute of Directors, in London. Co-founder and Coordinator of the Santa Catarina Section, Certified Director and a member of the Board of Directors of IBGC. Member of the Technical Commission of AMEC. With a strong educational background in Corporate Governance and experience in boards of directors and audit committees, he contributed to the IBGC and AMEC with the construction of the Brazilian Code of Corporate Governance - “CBGC”, and, after its release, inserted it as a working instrument at all companies in which he is working, specially the model “APPLY OR EXPLAIN”, a system that recognizes the practice of corporate governance as a journey which must not be translated as a rigid model of rules being applied the same way in all companies. Having passed through companies in the sectors of generation, transmission and distribution of energy, distribution of natural gas, mining, steelworks and steel transformation, port, base industry, civil construction, materials and finishing of civil construction, distribution of vehicles and holding, he gained knowledge in the industry, trade and services, skills that allow him to constructively contribute with the most varied issues and strategies that are dealt with at the boards in which he participates, such as turnaround, capital structure, mergers and acquisitions, sale of non-core assets, succession of business executives, among others. Declaration of Any Convictions Marcelo Gasparino da Silva has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial activity. 12.6 Percentage of Participation at Board Meetings in the last year, held by the respective agency, which occurred after the investiture: Director Marcelo Gasparino da Silva Participation at the meetings (%) 0% 12.7 information mentioned in item 12.5 in relation, to the members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are statutory: Does not participate in any committee at the Company. 12.8 information on the performance as member of statutory committees, as well as audit, risk, financial and compensation committees: Does not participate in any committee at the Company. 12.S ‘nformation on the existence of marital -relationship, steady union or kinship up to the third degree with: d. administrators of the Company There is no kinship relationship between the directors indicated among themselves. ib. (I) administrators of the Company and (ii) administrators of companies directly or indirectly controlled by the Company There is no kinship relationship between the directors indicated and the administrators and directors of companies directly or indirectly controlled by the Company. c. (I) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company There is no kinship relationship between the directors indicated and the controllers of the Company.

d. (I) administrators of the Company and (ii) administrators of direct or indirect parents of the Compary There is no kinship relationship between the directors indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10 information on relationships of subordination, service provision or control maintained, over the last 3 acconting periods, between administrators of the Company a. company directly or indirectly controlled by the Company Not applicable, as there is no personal relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company’s parents. b. direct or indirect controller of the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the ‘Company), the Company and the Company’s parents. c. if relevant, supplier, client, debtor or creditor of the Company, of its control’s. “ or parent companies, or companies controlled by any of these entities Not applicable, as there is no personal relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company). the Company, its controlled or parent companies. Marcelo Gasparino da Silva

DECLARATION I, Bruno C. H. r9astit, French, married, Political Economist, bearer of passport no. 14DV44478, with address at 67b, Kensington Church Street, W8 4BG, London, United Kingdom, under the form of art. 2 of CVM Instruction 367/02, declare under the penalties of law that, if I come to be elected for the position of Director of VALE S.A., I will be capable of undersigning the Instrument of Investiture referred to in that norm, attesting that: (i) I am not prevented by any special law, nor convicted for crime of bankruptcy, nonfeasance, bribery, concussion, peculation, against the popular economy, public faith or property, or by a criminal sentence that prohibits, even temporarily, access to public offices, as provided by paragraph 1 of art. 147 of Law no. 6,404/76; (ii) I am not convicted to a penalty of temporary disablement or suspension applied by the Securities and Exchange Commission, which makes me ineligible for the administration positions of publicly-held companies, as provided by paragraph 2 of art. 147 of Law no. 6,404/76; (iii) to the best of my knowledge, I meet the requirement of unblemished reputation provided by paragraph 3 of art. 147 of Law no. 6,404/76; and (iv) I do not hold an office at a company that may be deemed a competitor of the company, and I do not have, nor represent, an interest that conflicts with that of the company, under the form of items I and II of paragraph 3 of art. 147 of Law no. 6,404/76. I finally declare, under the penalties of law, under the terms of art. 10 of ICVM 481/09 (with wording given by ICVM no. 561/15) and under the terms of items 12.9 and 12.10 of the Reference form included in Annex 24 of ICVM 552/14, that I do not have any marital relationship, steady union or kinship up to the second degree with administrators of VALE S.A., its controlled and parent companies, and also that I did not have any relationship of subordination, service provision or control, over the last three accounting periods, with a controlled company, direct or indirect controller, supplier, client, debtor or creditor of VALE S.A. Sdo Paulo, March 8th, 2017 Bruno C. ill. Bastit Passport no. 14DV44478

VALE S.A.

ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Candidate Appointed to the Board of Directors

12.5 Enrollment data and professional experience:

Name	Date of Birth	Age	Profession
Bruno C. H. Bastit	May 14th, 1984	32	Political Economist
CPF or Passport (PAS)	**Elective Position Held**	**Election Date**	**Investiture Date**
14DV44478 (French)	Board of Directors	April 20th, 2017	
Term Duration	**Other Offices and Positions Held at the Company**	**Indication Whether Elected by Parent**	
Annual General Meeting 2017	Not applicable	No	
Indication Whether an Independent Member		**Number of Consecutive Terms**	
Yes		Not applicable	
Professional Experience			
BRUNO C. H. BASTIT, Political Economist, **Master's Degree, International Political Economy - University of Warwick** (*Coventry, United Kingdom*) **Bachelor's Degree, Politics, Economy and History of the Middle East - Durham University** (*Durham, United Kingdom*) **French Baccalauréat - Lycée Dominique Villars** (*Gap, France*). **Founder & Managing Director - Quetzal Strategy - ESG Advisors** (*London, United Kingdom/New York, United States*). August 2014 - *Present* - Specialized independent consultancy in emerging markets providing solutions in corporate governance and integrated sustainability strategies for companies and investors; Advisory for Boards of Directors and Business Executives in the creation of governance models and strategies for handling Social, Environmental and Corporate Governance (ESG) risks; Strategic advisory for succeeding in communication with investors; Counseling for the integration of ESG strategies in asset allocation and investment processes. **Officer / Senior Consultant for Governance, South America - Morrow Sodali** (*London, United Kingdom/São Paulo, Brazil*). December 2014 - January 2017 - Morrow Sodali is the largest independent global consultancy company for corporate governance, proxy solicitation, investor relations and services of shareholders and capital markets; Advisory to Boards of Directors, business executives and I.R. teams on issues related to corporate governance, annual and special meetings, shareholders activism, strategic communication, IPOs, debt operations, and consolidations and acquisitions; **Governance Consultant - AMEC, Association of Investors in the Capital Market** (*São Paulo, Brazil*). September 2014 - December 2014; Project focused on state-owned companies. Representative of AMEC at the round table of OCDE for LATAM; **Senior Analyst for Governance and Sustainability - Hermes Investment** (*London, United Kingdom*). March 2009 - August 2014 - Head of the Department for or Responsible for operations in Latin America and Russia - formerly responsible for Africa, India, Middle East and France; Global manager for

Energy and Extractive Industries - Representative of Hermes at EITI (Extractive Industries Transparency Initiative). Counseling for senior business executives and members of the Board of Directors of companies on the risks of governance and sustainability, representing the interests of some of the largest pension funds and most important institutional investors in the world; Besides the activities for engagement with companies and on public policies, responsible for the integration of the ESG key factors within the investment process at Hermes; **Member - 'Disclosure on Management Approach Working Group' - GRI, Global Reporting Initiative** (*Amsterdam, Netherlands*). December 2011 - January 2013 - Person in charge of developing the content of G.4 GRI Sustainability Reporting Guidelines.

Declaration of Any Convictions
Bruno C. H. Bastit has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial activity.

12.6 Percentage of Participation at Board Meetings in the last year, held by the respective agency, which occurred after the investiture:

Director	Participation at the meetings (%)
Bruno C. H. Bastit	Not applicable

12.7 Information mentioned in item 12.5 in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are statutory:

Does not participate in any committee at the Company.

12.8 Information on the performance as member of statutory committees, as well as audit, risk, financial and compensation committees:

Does not participate in any committee at the Company.

12.9 Information on the existence of marital relationship, steady union or kinship up to the third degree with:

a. administrators of the Company

There is no kinship relationship between the directors indicated among themselves.

b. (i) administrators of the Company and (ii) administrators of companies directly or indirectly controlled by the Company

There is no kinship relationship between the directors indicated and the administrators and directors of companies directly or indirectly controlled by the Company.

c. (i) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company

There is no kinship relationship between the directors indicated and the controllers of the Company. d. (i) administrators of the Company and (ii) administrators of direct or indirect parents of the Company There is no kinship relationship between the directors indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10 Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between administrators of the Company a. company directly or indirectly controlled by the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. b. direct or indirect controller of the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or parent companies, or companies controlled by any of these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies. Bruno C. H. Bastit

VALE S.A. ITEMS 12.5 TO 12.10 OP THE REFERENCE FORM Candidate Appointed to the Audit Committee 12.5 Enrollment data and professional experience: Name Date of Birth Age Profession Raphael Manhaes Martins February 8th, 1983 34 years Lawyer CPF or Passport (PAS) Elective Position Held Election Date Investiture Date 096.952.607-56 Member of the Audit Committee Term Duration Other Offices and Positions Held at the Company Indication Whether Elected by Parent In the current term: Annual General Meeting 2017 Not applicable No Indication Whether an Independent Member Number of Consecutive Terms Yes If elected, this will be his third term Professional Experience Lawyer, partner of the law firm Faoro Attorneys (since 2010). Director of Eternit S.A. (since 2015). Member of the Audit Committee of Vale S.A. (since 2015) and Light S.A. (since 2014). Former member of the Audit Committee (regular) of Fibria Celulose S/A (2016/2017) and of Embratel Participacoes S.A. (2014). Former professor at the UFRJ (2010) and UERJ (2007/2009). Enrolled with the Brazilian Bar Association, Section of Rio de Janeiro. Declaration of Any Convictions Raphael Ftfiianhaes Martins has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial activity. 12.6  Percentage of Participation at Board Meetings in the fast year, held by the respective agency, which occurred after the investiture:

Director Participation at the meetings (%) Raphael Manhaes Martins 91% 12.7  information mentioned in 5tern 12,5 in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, evsr: when sjch committees or structures are statutory: Does not participate in any committee at the Company. 12.8 Information on the performance as member of statutory committees, as well as audit, risk, financial and compensation committees: Does not participate in any committee at the Company. 12.9 Information on the existence of marital relationship, steady union or kinship up to the third degree with: a. administrators of the Company There is no kinship relationship between the members of the audit committee indicated among themselves. b. (i) administrators of the Company and (is) administrators of companies directly or indirectly controlled by the Company There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of companies directly or indirectly controlled by the Company. c. (i) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company There is no kinship relationship between the members of the audit committee indicated and the controllers of the Company. d. (i) administrators of the Company and (ii) administrators of direct or indirect parents of the Company There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10 Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between administrators of the Company a. company directly or indirectly controlled by the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. b. direct or indirect controller of the Company

DECLARATION I, Raphael Manhaes Martins, Brazilian, single, lawyer, OAB/RJ no. 147187, enrolled with the CP17MF under no. 096.952.607-56, with address at Rua Araujo Porto Alegre, 36 SI 1102, Centro, Rio de Janeiro/RJ, Postal Code: 20030-902, under the form of art. 2 of CVM Instruction 367/02, declare under the penalties of law that, if I come to be elected for the position of Member of the Audit Committee of VALE S.A., I will be capable of undersigning the Instrument of Investiture referred to in that norm, attesting that: (i) I am not prevented by any special law, nor convicted for crime of bankruptcy, nonfeasance, bribery, concussion, peculation, against the popular economy, public faith or property, or by a criminal sentence that prohibits, even temporarily, access to public offices, as provided by paragraph 1 of art. 147 of Law no. 6,404/76; (ii) I am not convicted to a penalty of temporary disablement or suspension applied by the Securities and Exchange Commission, which makes me ineligible for the administration positions of publicly-held companies, as provided by paragraph 2 of art. 147 of Law no. 6,404/76; (iii) to the best of my knowledge, I meet the requirement of unblemished reputation provided by paragraph 3 of art. 147 of Law no. 6,404/76; and (iv) I do not hold an office at a company that may be deemed a competitor of the company, and I do not have, nor represent, an interest that conflicts with that of the company, under the form of items I and II of paragraph 3 of art. 147 of Law no. 6,404/76. 1 finally declare, under the penalties of law, under the terms of art. 10 of ICVM 481/09 (with wording given by ICVM no. 561/15) and under the terms of items 12.9 and 12.10 of the Reference form included in Annex 24 of ICVM 552/14, that I do not have any marital relationship, steady union or kinship up to the second degree with administrators of VALE S.A., its controlled and parent companies, and also that I did not have any relationship of subordination, service provision or control, over the last three accounting periods, with a controlled company, direct or indirect controller, supplier, client, debtor or creditor of VALE S.A. Sao Paulo, March 8,h, 2017 Raphael Manhaes Martins CPF 096.952.607-56

Not applicable, as there is no relationship of subordination, service provision or control maintained between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company’s parents. c. If relevant, supplier, client, debtor or creditor of the Company, of its controlled r parent companies, or companies controlled by any of these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies. Raphael Manhass Martins

c. if relevant, suppiler, client, debtor or creditor of the Company, of its controlled or parent companies, or companies con2rolied by any f these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies. Bernardo Zito Porto

DECLARATION I, Bernardo Zito Porto, Brazilian, single, lawyer, bearer of identity card RG no. 12773553-8 DETRAN/RJ, enrolled with the OAB/R.J under no. 189, 398 and CPF/MF under no. 139.715.767-45, domiciled at Rua Araujo Porto Alegre, no. 36. 110 andar, Centro, Rio de Janeiro/R.J, Postal Code: 20030-902, under the form of art, 2 of CVM Instruction 367/02, declare under the penalties of law that, if I come to be elected for the position of Deputy Member of the Audit Committee of VALE S.A., I will be capable of undersigning the Instrument of Investiture referred to in that norm, attesting that: (i) I am not prevented by any special law, nor convicted for crime of bankruptcy, nonfeasance, bribery, concussion, peculation, against the popular economy, public faith or property, or by a criminal sentence that prohibits, even temporarily, access to public offices, as provided by paragraph 1 of art. 147 of Law no. 6, 404/76; (ii) I am not convicted to a penalty of temporary disablement or suspension applied by the Securities and Exchange Commission, which makes me ineligible for the administration positions of publicly-held companies, as provided by paragraph 2 of art. 147 of Law no. 6, 404/76; (iii) to the best of my knowledge, I meet the requirement of unblemished reputation provided by paragraph 3 of art. 147 of Law no. 6, 404/76; and (iv) I do not hold an office at a company that may be deemed a competitor of the company, and I do not have, nor represent, an interest that conflicts with that of the company, under the form of items I and II of paragraph 3 of art. 147 of Law no. 6, 404/76. I finally declare, under the penalties of law, under the terms of art. 10 of ICVM 481/09 (with wording given by ICVM no. 561/15) and under the terms of items 12.9 and 12.10 of the Reference form included in Annex 24 of ICVM 552/14, that I do not have any marital relationship, steady union or kinship up to the second degree with administrators of VALE S.A., its controlled and parent companies, and also that 1 did not have any relationship of subordination, service provision or control, over the last three accounting periods, with a controlled company, direct or indirect controller, supplier, client, debtor or creditor of VALE S.A. Sao Paulo, March 8th, 2017 Bernardo Zito Porto CPF 139.715.767-45

VALE S.A. ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM Candidate Appointed to the Audit Committee 12.5 Enrollment data and professional experience: Name Date of Birth Age Profession Bernardo Zito Porto November 04th, 1990 26 years Lawyer CPF or Passport (PAS) Elective Position Held Election Date Investiture Date Deputy Member of the 139.715.767-45 Audit Committee April 20th, 2017 Other Offices and Positions Held at the Term Duration Company Indication Whether Elected by Parent Annual General Meeting 2017 Not applicable No Indication Whether an Independent Member Number of Consecutive Terms Yes Not applicable Professional Experience Bernardo Zito Porto, is a professor at the University of Missouri-Kansas City School of Law (since 2016). He acted as an associate to the law firm Faoro & Fucci (2014/2015). Master of law by the University of Michigan. Enrolled with the Brazilian Bar Association, Section of Rio de Janeiro. Declaration of Any Convictions Bernardo Zito Porto, has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial activity. 12.6 Percentage of Participation at Board occurred after the Meetings in the last year, held by the Director Participation at the meetings (%) Bernardo Zito Porto Not applicable

12.7 Information mentioned in item 12.5 in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are statutory: Does not participate in any committee at the Company. 12.8 Information on the performance as member of statutory committees, as well as audit, risk, financial and compensation committees: Does not participate in any committee at the Company. 12.9 Information on the existence of maritalreal tionship, steady union or kinship up to the third degree with: a. administrators of the Company There is no kinship relationship between the directors indicated among themselves. b. (i) administrators of the Company and (ii) administrators of companies directly or indirectly controlled by the Company There is no kinship relationship between the directors indicated and the administrators and directors of companies directly or indirectly controlled by the Company. c. (i) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company There is no kinship relationship between the members of the audit committee indicated and the controllers of the Company. d. (i) administrators of the Company and (ii) administrators of direct or indirect parents of the Company There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10 Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between administrators of the Company a. company directly or indirectly controlled by the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. b. direct or indirect controller of the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents.

DECLARATION I, Robert Juenemann, Brazilian, single, lawyer, enrolled with the OAB/RS under no. 30, 039, enrolled with the CPF under no. 427.077.100-06, with address at Rua Andre Pucnte, 238, Indepcndcncia, Porto Alegrc/RS, Postal Code: 90035-150, under the form of art. 2 of CVM Instruction 367/02, declare under the penalties of law that, if I come to be elected for the position of Member of the Audit Committee of VALE S.A., I will be capable of undersigning the Instrument of Investiture referred to in that norm, attesting that: (i) I am not prevented by any special law, nor convicted for crime of bankruptcy, nonfeasance, bribery, concussion, peculation, against the popular economy, public faith or property, or by a criminal sentence that prohibits, even temporarily, access to public offices, as provided by paragraph 1 of art. 147 of Law no. 6, 404/76; (ii) I am not convicted to a penalty of temporary disablement or suspension applied by the Securities and Exchange Commission, which makes me ineligible for the administration positions of publicly-held companies, as provided by paragraph 2 of art. 147 of Law no. 6, 404/76; (iii) to the best of my knowledge, I meet the requirement of unblemished reputation provided by paragraph 3 of art. 147 of Law no. 6, 404/76; and (iv) I do not hold an office at a company that may be deemed a competitor of the company, and I do not have, nor represent, an interest that conflicts with that of the company, under the form of items I and II of paragraph 3 of art. 147 of Law no. 6, 404/76. I finally declare, under the penalties of law, under the terms of art. 10 of ICVM 481/09 (with wording given by ICVM no. 561/15) and under the terms of items 12.9 and 12.10 of the Reference form included in Annex 24 of ICVM 552/14, that I do not have any marital relationship, steady union or kinship up to the second degree with administrators of VALE S.A., its controlled and parent companies, and also that I did not have any relationship of subordination, service provision or control, over the last three accounting periods, with a controlled company, direct or indirect controller, supplier, client, debtor or creditor of VALE S.A. Sao Paulo, March 8th, 2017 Robert Juenemann CPF 426.0077.100-06

VALE S.A. ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM Candidate Appointed to the Audit Committee 12.5 Enrollment Name Date of Birth Age Profession Robert Juenemann October 22nd, 1965 51 Lawyer CPF or Passport Elective Position (PAS) Held Election Date Investiture Date 426.077.100-06 Audit Committee April 20th, 2017 Other Offices and Positions Heidi at the Term Duration Company Indication Whether Elected by Parent Annual General Meeting 2017 Not applicable No Indication Whether an Independent Member Number of Consecutive Terms Yes Not applicable Professional Experience Robert Juenemann is a Mediator Lawyer Certified by the CEDR (UK), Certified Director, member of the Legal Commission and the Cooperatives Commission, as well as Coordinator of the South Section of the IBGC - Brazilian Institute of Corporate Governance, is well experienced in the implementation of corporate governance in both publicly-held and closely-held companies. Member of the Audit Committee of Eternit and Eletrobras, Director of the IBGC - Brazilian Institute of Corporate Governance. Current member of the Audit Committee of Eletrobras. Currently a member of the GGC - Corporate Governance Group. Robert Juenemann has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial activity. 12.6 Percer agency, which occurred after the investiture: r, hs Director Participation at the meetings (%) Robert Juenemann  Not applicable

12.7 Information mentioned in item 12.5 in relation to the members of statutory committees, as well as audit,risk,financial and compensation committees,even when such committees or structures are statutory: Does not participate in any committee at the Company. 12.8 Information on the performance as member of statutory committees,as well as audit, risk, financial and compensation committees: Does not participate in any committee at the Company. 12.9 Information on the existence of marital relationship, steady union or kinship up to the third degree with: a. administrators of the Company There is no kinship relationship between the directors indicated among themselves. b. (i) administrators of the Company and (ii) administrators of companies directly or indirectly controlled by the Company There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of companies directly or indirectly controlled by the Company. c. (i) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company There is no kinship relationship between the members of the audit committee indicated and the controllers of the Company. d. (i) administrators of the Company and (ii) administrators of direct or indirect parents of the Company There is no kinship relationship between the members of the audit committee indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10 Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods,between administrators of the Company a. company directly or indirectly controlled by the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. b. direct or indirect controller of the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents.

c. if relevant. supplier, client, debtor or creditor of the Company, of its controlled or parent companies, or companies controlled by any of these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the member of the Audit Committee indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies. Robert Juenemann

DECLARATION I, Caspar Carreira Junior, Brazilian, married, director, bearer of identity card RG no. 06609229-7 issuing office: ILP/RJ, enrolled with the CPF/MF under no. 000.459.657-90, with address at Rua Teixeira de Melo, 37/201 - Ipancma, Postal Code: 22410-010, under the form of art. 2 of CVM Instruction 367/02, declare under the penalties of law that, if I come to be elected for the position of Deputy Member of the Audit Committee of VALE S.A., I will be capable of undersigning the Instrument of Investiture referred to in that norm, attesting that: (i) I am not prevented by any special law, nor convicted for crime of bankruptcy, nonfeasance, bribery, concussion, peculation, against the popular economy, public faith or property, or by a criminal sentence that prohibits, even temporarily, access to public offices, as provided by paragraph 1 of art. 147 of Law no. 6,404/76; (ii) I am not convicted to a penalty of temporary disablement or suspension applied by the Securities and Kxchange Commission, which makes me ineligible for the administration positions of publicly-held companies, as provided by paragraph 2 of art. 147 of Law no. 6,404/76; (iii) to the best of my knowledge, I meet the requirement of unblemished reputation provided by paragraph 3 of art. 147 of Law no. 6,404/76; and (iv) I do not hold an office at a company that may be deemed a competitor of the company, and I do not have, nor represent, an interest that conflicts with that of the company, under the form of items I and II of paragraph 3 of art. 147 of Law no. 6,404/76. I finally declare, under the penalties of law, under the terms of art. 10 of ICVM 481/09 (with wording given by ICVM no. 561/15) and under the terms of items 12.9 and 12.10 of the Reference form included in Annex 24 of ICVM 552/14, that I do not have any marital relationship, steady union or kinship up to the second degree with administrators of VALE S.A., its controlled and parent companies, and also that I did not have any relationship of subordination, service provision or control, over the last three accounting periods, with a controlled company, direct or indirect controller, supplier, client, debtor or creditor of VALE S.A. Sao Paulo, March 8th, 2017 Gaspar Carreira Junior CPF 000.459.657-90

VALE S.A.

ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Candidate Appointed to the Audit Committee

12.5 Enrollment data and professional experience:

Name	**Date of Birth**	**Age**	**Profession**
Gaspar Carreira Junior	July 28th, 1967	50	Director
CPF or Passport (PAS)	**Elective Position Held**	**Election Date**	**Investiture Date**
000.459.657-90	Deputy Member of the Audit Committee	April 20th, 2017	
Term Duration	**Other Offices and Positions Held at the Company**	**Indication Whether Elected by Parent**	
Annual General Meeting 2017	Not applicable	No	
Indication Whether an Independent Member		**Number of Consecutive Terms**	
Yes		Not applicable	

Professional Experience

GASPAR CARREIRA JUNIOR, Specialization in Projects Management - PMP - UFF/RJ - 2004; Executive MBA - Coppead - UFRJ/RJ - 1999; Graduate Studies in Finance - PUC/RJ - 1992; Undergraduate Studies - Economic Sciences - Candido Mendes/Centro/RJ - 1989. **Member of the Audit Committee** (August 2013 - Present) - ICCS Certificate No. EA 04758 - Licensed with PREVIC. Responsibilities: SETA - National Union of Pay-TV Operators - since August 2016; Oi Futuro - Social Responsibility Institute - since May 2016; SISTEL - Social Security Foundation - since August 2013. **Administrative-Financial Services Officer** (January 2009 - Present). Responsibilities: 2012: Cycle of Revenue (Mediation, Invoicing and Revenue Assurance), Administrative-Financial, Taxes, Sales Administration, Contingencies Control, Credit & Collection, BPO Management, with 25 managers (7 direct), 430 own employees and 780 outsourced, with management of budget exceeding R$ 6.5 billion. 2009: Administrative-Financial, Taxes, Accounting, Sales Administration, Contingencies Control, Corporate Credit & Collection, Payroll, BackOffice of JEC/Procon with 26 managers (6 direct), 1,056 employees, and management of budget of R$ 2 billion. **Financial Services Manager** (July 2006) Responsible for the areas of Payroll, Tax Office, Administrative-Financial, Accounting and Taxes, with 5 managers and 180 employees. **Manager of Centralized Services and Operations** (May 2005); Responsible for the area of Accounts Payable, Tax Office and Indirect Taxes with 3 managers and 80 employees. **Accounts Payable Manager** (February 2004); Responsible for the Accounts Payable area with 20 employees. **Processes Coordinator** (July 2001); Responsible for the area of improvement and automation of controllership processed with 06 employees. **SAP Coordinator** (June 1999) Responsible for the implementation of SAP, focus on module CO - Controlling with 5 employees. Specialist Lawyer in Corporate Tax Administration by ESAG and MBA in Controllership, Auditing and Finance. Chairman of the Advisory Council of Law Firm Gasparino, Sachet, Roman, Barros &

Marchiori Attorneys, where he acted as a lawyer until 2006. In 2007, started his executive career as a Legal-Institutional Officer of CELESC. Participated in the Executive Program on Consolidations and Acquisitions by the London Business School, and in specific courses in the financial and strategic areas at the IOD - Institute of Directors, in London. He is the Coordinator of the Santa Catarina Section, Certified Director and a member of the Board of Directors of IBGC. Chairman of the Board of Directors of USIMINAS, Director of BRADESPAR and ETERNIT. Former Director of Eletrobras, Celesc, AES Eletropaulo, Tecnisa and SC Gas. Former member of the Audit Committee of BRADESPAR, AES Eletropaulo, AES Tiete and RENUKA Brazil. Current Coordinator of the Legal and Compliance Committee of ETERNIT. Spokesman of the Corporate Governance Group -GGC. Declaration of Any Convictions Gaspar Carreira Junior has no criminal conviction, no conviction in administrative proceedings of CVM, nor any conviction made final and unappealable, within the legal or administrative scope, which has suspended or disabled the practice of professional or commercial activity. 12.6 Percentage of Participation at Board Meetings in the last year, held by the respectiv agency, which occurred after the investiture: Director Participation at the meetings (%) Gaspar Carreira Junior Not applicable 12.7 Information mentioned in item 12.5 in relation to the members of statutory committees, as well as audit, risk, financial and compensation committees, even when such committees or structures are statutory: Does not participate in any committee at the Company. 12.8 Information on the performance as member of statutory committees, as well as audit, risk, financial and compensation committees: Does not participate in any committee at the Company. 12.3 Information on the existence of marital relationship, steady union or kinship up to the third degree with: a. administrators of the Company There is no kinship relationship between the directors indicated among themselves. b. (i) administrators of the Company and (it) administrators of companies directly or indirectly controlled by the Company There is no kinship relationship between the directors indicated and the administrators and directors of companies directly or indirectly controlled by the Company. c. (i) administrators of the Company or its directly or indirectly controlled companies and (ii) direct or indirect controllers of the Company There is no kinship relationship between the directors indicated and the controllers of the Company.

d. (i) administrators of the Company and (it) administrators of direct or indirect parents of the Company There is no kinship relationship between the directors indicated and the administrators and members of the audit committee of direct or indirect parents of the Company. 12.10 Information on relationships of subordination, service provision or control maintained, over the last 3 accounting periods, between administrators of the Company a. company directly or indirectly controlled by the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. b. direct or indirect controller of the Company Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company and the Company's parents. c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or parent companies, or companies controlled by any of these entities Not applicable, as there is no relationship of subordination, service provision or control maintained between the Director indicated (other than those referring to the exercise of the attributions of their respective positions at the Company), the Company, its controlled or parent companies. Gaspar Carreira Junior

ABSENTEE BALLOT ANNUAL SHAREHOLDERS MEETING VALE S.A. of 4/20/2017 Name CNPJ/CPF of shareholder Orientations As set forth in articles 21-A and subsequent articles of CVM Instruction 481/2009, the Company’s shareholders may send, as of this date, their voting instructions with respect to the matters addressed at the Meeting by competing and sending the absentee ballot (“Ballot”), attached as Exhibit I to the Manual. The content of the Ballot should reflect Exhibit 21-F of CVM Instruction 481/2009, which unites all the proposals for vote included in the Meeting’s Agenda. The Ballot must: be accessed, to be printed and completed in advance, under the banner “AGO 4/20/2017” of the Company’s website (www.vale.com), as well as on the website of the CVM; and be received at least seven (7) days prior to the Meeting date, i.e., by April 13, 2017 (inclusive). Any voting ballots received after this date will be disregarded. Delivery guidelines, indicating the ability to send directly to the company or send completed instructions to the custodian The shareholder opting to exercise his or her vote through the Ballot must do so through one of the following options, until 13.04.2017 (including). i)The shareholders must send the Ballot, duly completed, initialed and signed, and with the signatory’s signature certified or notarized, as applicable, to the following mailing address: Avenida das Américas no. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, in the city of Rio de Janeiro – RJ, Zipcode 22640-100, to the attention of the Investor Relations Office, along with the documents described in the AGO Manual available in Vale’s website (www.vale.com) and in CVM’s website. ii)The shareholder holding shares that are not deposited in the central depository – namely, at the BM&FBOVESPA S.A. – Bolsa de Valores,

Mercadorias e Futuros (São Paulo Stock Exchange) (“BM&FBOVESPA”) – and who opts to exercise his or her right to absentee voting through the bookkeeping service provider of the shares issued by the Company, Banco Bradesco S.A. (“Bradesco”), must appear to any of the 5,300 Bradesco Agency at least 7 days prior to the Meeting, during the local banking time, with the Ballot duly completed, initialed and signed, as well as with the documents set forth below in order to transfer the information from the Ballot to Bradesco’s system. iii) The shareholder holding the shares deposited in the Central Depository of the BM&FBOVESPA and who opts to exercise his or her right to absentee vote through service providers must transmit their voting instructions to their respective custodians, observing the rules established by them, which, in turn, shall forward such voting intentions to the Central Depository of the BM&FBOVESPA. To do so, the shareholders should get in touch with their respective custodians and check the procedures established by them to issue the voting instructions through the Ballot, as well as the documents and information they require to exercise such right. Postal and electronic address for sending the ballot paper, if the shareholder wish to deliver the document directly to the company The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and authenticated copies of the other documents sent before via email by the shareholder, within seven (7) days before the Shareholders’ Meeting, i.e., by April 13, 2017 (inclusive). After the deadline for absentee voting, namely, as of April 13, 2017 (inclusive), the shareholders can no longer change the voting instructions sent, except at the Meeting, in person or through a duly constituted proxy, upon specific request to disregard the voting instructions sent by Ballot, before the respective matter is put up to vote. For further information, please see AGO Manual in Vale’s website ou CVM’s website. Indication of the institution contracted by the company to provide the bookkeeping service securities, with name, physical and electronic address, telephone number and person contact

 Under article 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to the depository agent at least seven days before the Meeting is conducted, i.e., April 13, 2017 (inclusive). In case of doubt, shareholders may contact Bradesco through the following channels: phone: 0800 701 1616 e-mail: 4010.acecustodia@bradesco.com.br Bradesco informs that the contact information above has the only purpose to provide a channel to the shareholders in order to clarify any questions that they may have regarding the transmission of the Ballot to the depository agent. However, Bradesco will not accept to receive Ballots by means of electronic mail, and only those Ballots presented through any Bradesco Agency, according to the terms and conditions specified in this Manual, will be accepted. Resolutions/Issues related to the Annual Shareholders Meeting Simple Resolution 1.Evaluation of management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2016 [] Approve[] Reject[] Abstain Simple Resolution 2.Proposal for the allocation of income or loss for the year 2016: Management’s Proposal: R$665,572,764.25 to the “Legal Reserve” account R$1,227,570,177.73 to the “Tax Incentive Reserve” account R$5,894,586,907.98 to the “Investment Reserve” account R$5,523,725,435.04 for the payment of interest on net equity, of which: R$856,975,000.00 (R$0.166293936 per outstanding ordinary or preferred share) were paid in 12.16.2016, as anticipating of the results of 2016 fiscal year; and R$4,666,750,435.04 (R$0.905571689 per outstanding ordinary or preferred share) will be paid on 28.04.2017. [] Approve[] Reject[] Abstain Simple Question

 3.Do you wish to require the adoption of the multiple-vote process for election of the Board of Directors, under article 14 of Law no. 6,404 of December 15, 1976, as amended (“Law 6,404/1976”)? [] Yes[] No Election of members of the Board of Directors – Voting by ticket 4. Election of the members of the Board of Directors and respective alternates nominated by the controlling shareholder (sole ticket): [] Approve[] Reject[] Abstain Simple Question 5. If one of the candidates on the chosen ticket leaves it, can the votes corresponding to your shares continue to be conferred to the chosen ticket? [] Yes[] No Simple Question 6. If multiple votes are adopted, do you wish to distribute the adopted vote in percentages to the candidates comprising the chosen ticket? Effective Alternate Gueitiro Matsuo Genso Gilberto Antonio Vieira Dan Antonio Marinho Conrado Arthur Prado Silva Marcel Juviniano Barros Francisco Ferreira Alexandre Eduardo Refinetti Guardia Robson Rocha Fernando Jorge Buso Gomes Moacir Nachbar Junior Denise Pauli Pavarina Luiz Maurício Leuzinger Shinichiro Omachi Yoshitomo Nishimitsu Oscar Augusto Camargo Filho Eduardo de Oliveira Rodrigues Filho Eduardo de Salles Bartolomeo Vacant

[] Yes[] No Simple Question 7. Visualization of all the candidates comprising the ticket to indicate the percentage (%) of votes to be attributed. Election of members of the Fiscal Council – Voting by sole ticket 8. Election of members of the Fiscal Council and respective alternates nominated by the controlling shareholder: [] Approve[] Reject[] Abstain 9. If one of the candidates on the chosen ticket leaves it in order to take place the separate appointment, pursuant to art. 161, paragraph 4, of Law 6,404/76, can the votes corresponding to your shares continue to be conferred to the chosen ticket? Effective Alternate Marcelo Amaral Moraes Vacant Marcus Vinícius Dias Severini Vacant Eduardo Cesar Pasa Sergio Mamede Rosa do Nascimento Gueitiro Matsuo Genso (Effective) Gilberto Antonio Vieira (Alternate) []% Dan Antonio Marinho Conrado (Effective) Arthur Prado Silva (Alternate) []% Marcel Juviniano Barros (Effective) Francisco Ferreira Alexandre (Alternate) []% Eduardo Refinetti Guardia (Effective) Robson Rocha (Alternate) []% Fernando Jorge Buso Gomes (Effective) Moacir Nachbar Junior (Alternate) []% Denise Pauli Pavarina (Effective) Luiz Maurício Leuzinger (Alternate) []% Shinichiro Omachi (Effective) Yoshitomo Nishimitsu (Alternate) []% Oscar Augusto Camargo Filho (Effective) Eduardo de Oliveira Rodrigues Filho (Alternate) []% Eduardo de Salles Bartolomeo (Effective) Vacant (Alternate) []%

[City], [date] Name and signature of shareholder [] Yes[] No 10. Setting global compensation of the managers, of the members of the Fiscal Council and of the members of Advisory Committees for 2017: Management Proposal: to fix the annual global compensation of the managers, of the members of the Advisory Committees and the members of the Fiscal Council of Vale for fiscal year 2017, in an amount up to R$161,134,088.00, to be individualized by the Board of Directors of Vale. [] Approve[] Reject[] Abstain 11. Setting compensation of the members of the Fiscal Council for 2017: Management Proposal: to fix the monthly compensation of each member of the Fiscal Council, then exercising his position, from May 1st, 2017 until the 2018 Annual Shareholders’ Meeting, which shall not be less than 10% (ten per cent) of the compensation monthly allocated on average for each Executive Director, excluding benefits, representation allowances and profit sharing. In addition to the compensation fixed above, the members of the Fiscal Council will be reimbursed for transport and accommodation expenses necessary to the performance of their functions. The alternate members will only be paid if exercising the position by virtue of vacancy, impediment or absence of its principal member. [] Approve[] Reject[] Abstain

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 20, 2017		Director of Investor Relations

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